Exhibit (a)(1)(G)

FRANCHISE GROUP, INC.

AMENDED AND RESTATED OFFER TO PURCHASE FOR CASH

ANY AND ALL OUTSTANDING SHARES OF

ITS COMMON STOCK

AT A PURCHASE PRICE OF

$12.00 PER SHARE

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON NOVEMBER 13, 2019, UNLESS THE OFFER IS EXTENDED.

Franchise Group, Inc., a Delaware corporation formerly known as Liberty Tax, Inc. (“Franchise Group”), is offering to purchase all outstanding shares of its common stock, par value $0.01 per share (“Franchise Group common stock”), at a purchase price of $12.00 per share, in cash and without interest and less any applicable withholding taxes (the “offer”), upon the terms and subject to the conditions set forth in this amended and restated offer to purchase (which may be further amended and supplemented from time to time, the “offer to purchase”) and in the related amended and restated letter of transmittal (the “letter of transmittal”). The offer, this offer to purchase and the letter of transmittal amend and restate in their entirety the Offer to Purchase, dated August 1, 2019, and the related letter of transmittal that accompanied such Offer to Purchase (which together constituted the “initial offer”). The initial offer materials have been amended and restated to provide additional information relating to corporate developments of Franchise Group since the date of the initial offer materials and to extend the expiration date of the offer. Only shares properly tendered (and not properly withdrawn) prior to the expiration date will be purchased.

On July 10, 2019, pursuant to the terms and conditions of the Agreement of Merger and Business Combination Agreement (the “business combination agreement”), dated as of July 10, 2019, by and among Franchise Group, Buddy’s Newco, LLC (“Buddy’s”), Franchise Group New Holdco, LLC, a direct subsidiary of Franchise Group (“New Holdco”), Franchise Group B Merger Sub, LLC, an indirect subsidiary of New Holdco (“Merger Sub”), and Vintage RTO, L.P., solely in its capacity as the representative of the former equity holders of Buddy’s, Buddy’s was merged with and into Merger Sub and became an indirect subsidiary of Franchise Group (the “merger”). A special committee (the “Special Committee”) of independent directors of the board of directors of Franchise Group (the “Board”) who are unaffiliated with Vintage Capital Management, LLC (“Vintage”) or its affiliates, and the board of managers of Buddy’s, each unanimously approved the merger and the other transactions contemplated by the business combination agreement. As a result of the merger, each common unit of Buddy’s outstanding immediately prior to the merger (other than common units held by Buddy’s, Franchise Group or their respective subsidiaries) was exchanged for 0.091863 voting, non-economic preferred shares of Franchise Group (the “Franchise Group preferred stock”) and 0.459315 common units of New Holdco (the “New Holdco common units”), which are redeemable in exchange for shares of Franchise Group common stock pursuant to the terms of the certificate of designation for the Franchise Group preferred stock and the limited liability company agreement of New Holdco.

In connection with the transactions contemplated by the business combination agreement, Franchise Group contributed all of its assets, including all of the equity interests in its subsidiaries, to a subsidiary of New Holdco. Accordingly, after giving effect to the merger, New Holdco, through its subsidiaries, owns and operates the tax preparation business of Franchise Group and the home furnishings business of Buddy’s. Upon the closing of the merger, Franchise Group and the former owners of Buddy’s owned approximately 63.56% and 36.44% of the New Holdco common units, respectively. As indicated above, the former owners of Buddy’s also were issued shares of the Franchise Group preferred stock, which vote with the shares of Franchise Group common stock on all matters unless otherwise required by applicable law. Upon the closing of the merger, the shares of Franchise Group preferred stock represented, in the aggregate, approximately 33.31% of the voting power of the outstanding shares of capital stock of Franchise Group (assuming the redemption of all New Holdco common units and all shares of Franchise Group preferred stock in exchange for shares of Franchise Group common stock).

The business combination agreement obligates Franchise Group to commence the offer. THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES OF FRANCHISE GROUP COMMON STOCK BEING TENDERED, BUT IT IS CONDITIONED ON THE CONDITIONS DESCRIBED IN THIS OFFER TO PURCHASE. Franchise Group is offering to purchase any or all outstanding shares of Franchise Group common stock. In connection with the execution of the business combination agreement, however, Vintage and certain of Vintage’s affiliates and B. Riley Financial, Inc. (“B. Riley”) and certain of B. Riley’s affiliates entered into agreements with Franchise Group under which they agreed that, among other things, they would not tender any shares of Franchise Group common stock in the offer. In addition, Franchise Group’s directors and executive officers have advised Franchise Group that they do not intend to tender their shares of Franchise Group common stock in the offer.

Brian Kahn, one of Franchise Group’s directors, founded and has served as the investment manager of Vintage and its predecessor, Kahn Capital Management, LLC, since 1998. In addition, since 2012, Mr. Kahn has served as Chairman of the board of directors of Buddy’s. Prior to the completion of the merger, Mr. Kahn and certain related persons owned approximately 59.7% of the outstanding units of Buddy’s. After completion of the merger and the related equity financing pursuant to the closing subscription agreement described below (and without giving effect to the offer or the post-closing subscription agreement described below), as of September 30, 2019, Mr. Kahn and certain related persons, including Vintage (Mr. Kahn and such related persons, including Vintage, are sometimes referred to in this offer to purchase as the “Vintage Group”) owned (i) approximately 4,158,484 shares of Franchise Group common stock, representing approximately 25.54% of the outstanding Franchise Group common stock (assuming no New Holdco common units and shares of Franchise Group preferred stock were redeemed in exchange for shares of Franchise Group common stock), and (ii) approximately 6,170,945 New Holdco common units and approximately 1,234,189 shares of Franchise Group preferred stock, representing approximately 24.00% of the voting power of Franchise Group (assuming the redemption of all New Holdco common units and all shares of Franchise Group preferred stock in exchange for shares of Franchise Group common stock). Assuming all New Holdco common units and all shares of Franchise Group preferred stock were redeemed in exchange for shares of Franchise

Group common stock on September 30, 2019 (and without giving effect to the offer), the Vintage Group would own approximately 40.17% of the outstanding Franchise Group common stock. In addition, as of September 30, 2019 (and without giving effect to the offer), B. Riley and certain of its affiliates owned 3,105,728 shares of Franchise Group common stock, representing approximately 19.07% of the outstanding Franchise Group common stock (assuming no New Holdco common units and shares of Franchise Group preferred stock were redeemed in exchange for shares of Franchise Group common stock), or approximately 12.08% of the outstanding Franchise Group common stock (assuming all New Holdco common units and shares of Franchise Group preferred stock were redeemed in exchange for shares of Franchise Group common stock). Assuming all New Holdco common units and shares of Franchise Group preferred stock were redeemed in exchange for shares of Franchise Group common stock on September 30, 2019, the Vintage Group and B. Riley would own approximately 40.17% and 12.08%, respectively, of the outstanding Franchise Group common stock; however, because the Vintage Group and B. Riley and certain of its affiliates have agreed not to tender their respective shares of Franchise Group common stock in the offer, their relative ownership interests in Franchise Group will increase as a result of any shares of Franchise Group common stock being tendered in the offer, and accordingly, the ability of the Vintage Group and B. Riley and certain of its affiliates to exercise control over Franchise Group may be enhanced. Additional information regarding the Vintage Group’s and B. Riley’s relative ownership and control over Franchise Group, and their relationships with one another, can be found in Section 14 under the heading “INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES OF FRANCHISE GROUP COMMON STOCK – OWNERSHIP OF CERTAIN STOCKHOLDERS” and in Section 19 under the heading “RISK FACTORS.”

The merger and related transactions are described in more detail in this offer to purchase, which is being distributed to all holders of Franchise Group common stock. Franchise Group urges you to read carefully this entire offer to purchase before you decide whether to tender or refrain from tendering your shares of Franchise Group common stock.

As of September 30, 2019, 16,283,087 shares of Franchise Group common stock were issued and outstanding, of which approximately 4,158,484 shares were held by the Vintage Group. As of September 30, 2019, assuming all New Holdco common units and all shares of Franchise Group preferred stock were redeemed in exchange for shares of Franchise Group common stock, there would be 25,716,420 shares of Franchise Group common stock issued and outstanding, of which approximately 10,329,429 shares would be held by the Vintage Group. The Franchise Group common stock is traded on the OTC Market under the symbol “FRGA.” Following the completion of the offer, Franchise Group will use its reasonable efforts to apply to list the Franchise Group common stock on the NASDAQ Global Select Market (“Nasdaq”).

The transactions contemplated by the business combination agreement are intended as the first step in a strategic transformation of Franchise Group.  Under the direction of the Board, Franchise Group intends to evaluate the acquisition of or investment in other franchise-oriented or complementary businesses, including businesses that are not presently subject to franchising arrangements but that have the potential to be franchised in the future. To that end, (i) on August 7, 2019, Franchise Group entered into an Agreement and Plan of Merger (the “VSI merger agreement”) with Vitamin Shoppe, Inc., a Delaware corporation (“VSI”), and Valor Acquisition, LLC, a Delaware limited liability company and wholly-owned subsidiary of Franchise Group

(“Valor”), pursuant to which, among other things, Valor will merge with and into VSI (the “VSI Merger”), with VSI surviving as a wholly owned subsidiary of Franchise Group, and (ii) on August 27, 2019, Franchise Group entered into an Equity and Asset Purchase Agreement (the “SHOS purchase agreement”) with Sears Hometown and Outlet Stores, Inc., a Delaware corporation (“SHOS”), and Franchise Group Newco S, LLC, a Delaware limited liability company and an indirect subsidiary of Franchise Group (“Newco S”), pursuant to which, among other things, Newco S will acquire from SHOS (the “SHOS Acquisition”) the businesses of SHOS’s Sears Outlet segment and Buddy’s Home Furnishing Stores, each as described in SHOS’s annual report on Form 10-K for the fiscal year ended February 2, 2019. Additional information about the VSI Merger and SHOS Acquisition can be found in Section 11 under the heading “RECENT DEVELOPMENTS.” In connection with the shift in its strategic direction, Franchise Group changed its name from “Liberty Tax, Inc.” to “Franchise Group, Inc.” effective as of the filing of the Franchise Group charter amendments (as defined in Section 10) on September 19, 2019, to effect such name change.

On July 10, 2019, the last full trading day before announcement of the merger and the offer, the last reported sale price of Franchise Group common stock was $9.70 per share. On October 14, 2019, the most recent practicable date prior to the printing of this offer to purchase, the last reported sale price of Franchise Group common stock was $11.90 per share. YOU ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR YOUR SHARES OF FRANCHISE GROUP COMMON STOCK.

You have until 5:00 p.m., New York City time, on November 13, 2019 to accept the offer, unless the offer is extended. Tenders of Franchise Group common stock may be withdrawn at any time prior to the expiration date. If your shares are held by a broker, dealer, commercial bank, trust company or other nominee, they may have an earlier deadline by which you must accept the offer.

THE SPECIAL COMMITTEE AND THE BOARD HAVE APPROVED THE OFFER. HOWEVER, NEITHER FRANCHISE GROUP, THE BOARD NOR THE SPECIAL COMMITTEE MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR SHARES OF FRANCHISE GROUP COMMON STOCK. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES OF FRANCHISE GROUP COMMON STOCK AND, IF SO, HOW MANY SHARES OF FRANCHISE GROUP COMMON STOCK TO TENDER. FRANCHISE GROUP’S DIRECTORS AND EXECUTIVE OFFICERS, OTHER THAN THOSE AFFILIATED WITH THE VINTAGE GROUP (WHICH HOLDS APPROXIMATELY 4,158,484 SHARES OF FRANCHISE GROUP COMMON STOCK AS OF SEPTEMBER 30, 2019, OR APPROXIMATELY 10,329,429 SHARES OF FRANCHISE GROUP COMMON STOCK ASSUMING THE VINTAGE GROUP WERE TO REDEEM ALL OF THEIR NEW HOLDCO COMMON UNITS AND SHARES OF FRANCHISE GROUP PREFERRED STOCK IN EXCHANGE FOR SHARES OF FRANCHISE GROUP COMMON STOCK) AND B. RILEY AND CERTAIN OF ITS AFFILIATES (WHICH HOLD 3,105,728 SHARES OF FRANCHISE GROUP COMMON STOCK AS OF SEPTEMBER 30, 2019), BENEFICIALLY OWN 71,739 SHARES OF FRANCHISE GROUP COMMON STOCK.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the transaction or upon the accuracy or adequacy of the information contained in this offer to purchase. Any representation to the contrary is a criminal offense.

IMPORTANT

If you want to tender all or any portion of your Franchise Group common stock in the offer, (1) if you hold physical certificates evidencing your shares of Franchise Group common stock, complete and sign the enclosed letter of transmittal (or a facsimile thereof) in accordance with the instructions in this offer to purchase and the letter of transmittal, have your signature guaranteed if required by Instructions 1 and 5 of the letter of transmittal and send or deliver your manually signed letter of transmittal (or manually signed facsimile thereof), together with the certificates evidencing your Franchise Group common stock being tendered and any other required documents, to the depositary at one of the addresses set forth on the back cover of this offer to purchase or (2) if you hold your shares of Franchise Group common stock in book-entry form, request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If you own shares of Franchise Group common stock that is registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that broker, dealer, commercial bank, trust company or other nominee if you desire to tender your Franchise Group common stock.

If you desire to tender your shares of Franchise Group common stock in the offer and cannot comply with the procedures described in this offer to purchase for tender or delivery on a timely basis or if your shares of Franchise Group common stock are not immediately available, you may tender your shares of Franchise Group common stock using the procedures for guaranteed delivery described in this offer to purchase. You may request additional copies of this offer to purchase, the letter of transmittal and related documents from the information agent at its address and telephone number set forth on the back cover of this offer to purchase.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF FRANCHISE GROUP, THE BOARD OR THE SPECIAL COMMITTEE AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES OF FRANCHISE GROUP COMMON STOCK IN THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR GIVES ANY INFORMATION OR MAKES ANY REPRESENTATIONS, YOU MUST NOT RELY UPON SUCH RECOMMENDATION, INFORMATION OR REPRESENTATIONS AS HAVING BEEN AUTHORIZED BY FRANCHISE GROUP, THE BOARD OR THE SPECIAL COMMITTEE.

October 16, 2019

SUMMARY TERM SHEET

THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS OFFER TO PURCHASE AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. FRANCHISE GROUP URGES YOU TO READ CAREFULLY THIS ENTIRE OFFER TO PURCHASE BEFORE YOU DECIDE WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR SHARES OF FRANCHISE GROUP COMMON STOCK.

WHAT SECURITIES IS FRANCHISE GROUP OFFERING TO PURCHASE? (PAGE 8)

•	Franchise Group is offering to purchase all outstanding shares of Franchise Group common stock, although Vintage and certain of its affiliates and B. Riley and certain of its affiliates have entered into agreements with Franchise Group under which they agreed that, among other things, they would not tender any shares of Franchise Group common stock in the offer.
•	As of September 30, 2019, 16,283,087 shares of Franchise Group common stock were issued and outstanding, of which approximately 4,158,484 shares were held by the Vintage Group and 3,105,728 shares were held by B. Riley and certain of its affiliates. As of September 30, 2019, assuming all New Holdco common units and all shares of Franchise Group preferred stock were redeemed in exchange for shares of Franchise Group common stock, there would be 25,716,420 shares of Franchise Group common stock issued and outstanding, of which approximately 10,329,429 shares would be held by the Vintage Group.

WHY IS FRANCHISE GROUP COMMENCING THE OFFER? (PAGE 33)

•	Franchise Group, Buddy’s, New Holdco and Merger Sub entered into a business combination agreement pursuant to which, on July 10, 2019, Franchise Group acquired all of the outstanding units of Buddy’s through the merger. The business combination agreement obligates Franchise Group to commence the offer.

WHAT IS THE PURPOSE OF THE OFFER? (PAGE 61)

•	The offer gives each holder of shares of Franchise Group common stock (other than the Vintage Group and B. Riley and certain of its affiliates) the right to receive a cash payment for his, her or its shares at a premium over the market price before the public announcement of the transactions contemplated by the business combination agreement, including the offer, or retain his, her or its shares and remain a stockholder of Franchise Group.
•	The transactions contemplated by the business combination agreement are intended as the first step in a strategic transformation of Franchise Group. Under the direction of the Board, Franchise Group intends to evaluate the acquisition of or investment in other franchise-oriented or complementary businesses, including businesses that are not presently subject to franchising arrangements but that have the potential to be franchised in the future. In connection with the shift in its strategic direction, Franchise Group changed its name from “Liberty Tax, Inc.” to “Franchise Group, Inc.” effective as of the filing of the Franchise Group charter amendments on September 19, 2019, to effect such name change. The offer therefore gives stockholders of Franchise Group that do not wish to continue to own their shares of Franchise Group common stock in light of this shift in strategic direction the opportunity to tender some or all of their shares of Franchise Group common stock in the offer.

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•	The offer also provides stockholders with an efficient way to sell their shares of Franchise Group common stock without incurring broker’s fees or commissions associated with open market sales, and provides odd lot holders who tender shares of Franchise Group common stock registered in their names to avoid any odd lot discounts.

HOW MUCH WILL FRANCHISE GROUP PAY ME FOR MY SHARES AND IN WHAT FORM OF PAYMENT? (PAGE 8)

•	Franchise Group will pay you $12.00 per share, in cash and without interest and less any applicable withholding taxes, for each of your shares of Franchise Group common stock that is properly tendered (and not properly withdrawn) and is purchased in the offer.
•	Franchise Group will make this payment as soon as practicable after the expiration date of the offer.
•	Under no circumstances will Franchise Group pay interest on the purchase price, including, without limitation, by reason of any delay in making a payment for shares of Franchise Group common stock tendered in the offer.

DOES FRANCHISE GROUP HAVE THE FINANCIAL RESOURCES TO PAY ME FOR MY SHARES? (PAGE 18)

•	Assuming that the maximum 9,018,875 shares of Franchise Group common stock are tendered in the offer (such shares representing all outstanding shares of Franchise Group common stock other than shares of Franchise Group common stock held by the Vintage Group and B. Riley and certain of its affiliates, who have agreed not to tender their shares of Franchise Group common stock in the offer), the aggregate purchase price of such shares will be approximately $107.0 million.
•	Franchise Group anticipates that the funds necessary to purchase shares of Franchise Group common stock tendered pursuant to the offer and to pay the related fees and expenses will come from the cash on hand of Franchise Group and its subsidiaries and the proceeds of the equity and debt financings described on pages 19-22.
•	As of September 30, 2019, Franchise Group and its subsidiaries, including New Holdco, had approximately $89.8 million of cash and cash equivalents on hand, and Franchise Group is party to the post-closing subscription agreement with a member of the Vintage Group under which such member of the Vintage Group has committed to purchase up to an additional $40.0 million of shares of Franchise Group common stock if and to the extent required to provide sufficient funds to Franchise Group to enable it to purchase all shares of Franchise Group common stock validly tendered and not withdrawn in the offer (after taking into account certain other sources of funds available to Franchise Group).

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•	The offer is not subject to any financing contingency.

WHAT ARE THE CONDITIONS TO THE OFFER? (PAGE 16)

•	Franchise Group may terminate the offer in the event that, at or prior to the expiration date of the offer, any governmental authority shall have issued an order or injunction or taken any other action enjoining or otherwise prohibiting the consummation of the offer.
•	Franchise Group will promptly return any tendered shares of Franchise Group common stock at its expense if the condition to the offer is not met.

•	The offer is not conditioned on any minimum number of shares of Franchise Group common being tendered.

WHEN DO YOU EXPECT TO COMPLETE THE OFFER? CAN FRANCHISE GROUP EXTEND THE OFFER AND, IF SO, HOW WILL I BE NOTIFIED? (PAGE 16)

•	The offer was originally set to expire at 5:00 p.m., New York City time, on August 29, 2019, but has been extended until 5:00 p.m., New York City time, on November 13, 2019, unless further extended, and is expected to be completed on or as soon as reasonably practicable after that date.
•	Franchise Group may extend the offer at any time, subject to the provisions of the business combination agreement. Franchise Group cannot assure you that it will extend the offer or, if the offer is extended, the length of such extension.
•	If Franchise Group extends the offer, it will publicly announce the extension as soon as practicable after it makes the extension, and in any event no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

WHAT HAPPENS IF I FAIL TO TENDER MY SHARES? (PAGE 125)

•	If you choose not to tender your shares of Franchise Group common stock, you will continue to own your shares of Franchise Group common stock and remain a stockholder of Franchise Group.

HOW DO I TENDER MY SHARES? (PAGES 10)

•	If you want to tender your shares of Franchise Group common stock in the offer, and you either hold physical certificates evidencing your shares of Franchise Group common stock or your shares are held in book-entry form on the records of the depository, complete and sign the enclosed letter of transmittal (or a facsimile thereof) in accordance with the instructions in this offer to purchase and the letter of transmittal, have your signature guaranteed if required by Instructions 1 and 5 of the letter of transmittal and send or deliver your manually signed letter of transmittal (or manually signed facsimile thereof), together with the certificates evidencing your shares of Franchise Group common stock being tendered and any other required documents, to the depositary at one of the addresses set forth on the back cover of this offer to purchase.

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•	If you own shares of Franchise Group common stock that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that broker, dealer, commercial bank, trust company or other nominee if you desire to tender your shares of Franchise Group common stock.
•	If you desire to tender your shares of Franchise Group common stock in the offer and cannot comply with the procedures described in this offer to purchase for tender or delivery on a timely basis or if your shares of Franchise Group common stock are not immediately available, you may tender your shares of Franchise Group common stock using the procedures for guaranteed delivery described elsewhere in this offer to purchase.
•	If you have already validly tendered and not withdrawn your shares of Franchise Group common stock pursuant to the initial offer using the previously distributed letter of transmittal dated, August 1, 2019, you are not required to take any further action with respect to such shares and such tender constitutes a valid tender for purposes of the offer, as amended and restated hereby.
•	If you have already validly tendered your shares of Franchise Group common stock pursuant to the initial offer, but wish to withdraw your tender, you may do so at any time prior to the expiration date in accordance with the withdrawal procedures set forth in Section 4 under the heading “WITHDRAWAL RIGHTS”.

CAN I CHANGE MY MIND AFTER I TENDER MY SHARES? (PAGE 15)

•	You may withdraw tenders of your shares of Franchise Group common stock any time before the expiration date.
•	If you change your mind again, you can re-tender your shares of Franchise Group common stock prior to the expiration date.

CAN I TENDER ONLY A PORTION OF MY SHARES IN THE OFFER? (PAGE 10)

•	You may tender some or all of your shares of Franchise Group common stock.

DO I DO ANYTHING IF I WANT TO RETAIN MY SHARES? (PAGE 10)

•	If you want to retain your shares of Franchise Group common stock, you do not need to take any action.

WHAT DOES FRANCHISE GROUP, THE BOARD AND THE SPECIAL COMMITTEE THINK OF THE OFFER? (PAGE 33)

•	The Special Committee and the Board have approved the offer. However, neither Franchise Group, the Board nor the Special Committee makes any recommendation to you, and neither Franchise Group, the Board nor the Special Committee has authorized anyone to make any recommendation to you, as to whether to tender or refrain from tendering your shares of Franchise Group common stock.

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•	You must make your own decision as to whether to tender your shares of Franchise Group common stock and, if so, how many shares of Franchise Group common stock to tender.
•	Franchise Group’s directors and executive officers, other than the Vintage Group (which holds approximately 4,158,484 shares of Franchise Group common stock as of September 30, 2019, or approximately 10,329,429 shares of Franchise Group common stock if all shares of Franchise Group preferred stock and New Holdco common units were redeemed in exchange for shares of Franchise Group common stock) and B. Riley and certain of its affiliates (which hold 3,105,728 shares of Franchise Group common stock as of September 30, 2019), beneficially own 71,739 shares of Franchise Group common stock.

WHAT IS THE RECENT MARKET PRICE OF MY SHARES? (PAGE 18)

•	On July 10, 2019, the last full trading day before announcement of the transactions contemplated by the business combination agreement, the last reported sale price of Franchise Group common stock as reported on the OTC Market was $9.70 per share. In addition, on May 3, 2019, the last full trading day before announcement of the Vintage Group’s proposal of a strategic transaction with Franchise Group, the last reported sale price of Franchise Group common stock as reported on the OTC Market was $9.15 per share.
•	On October 14, 2019, the most recent practicable date prior to the printing of this offer to purchase, the last reported sale price of Franchise Group common stock was $11.90 per share.
•	You are urged to obtain current market quotations for your shares of Franchise Group common stock.

WHAT ARE THE TAX CONSEQUENCES OF THE PURCHASE TO ME? (PAGE 128)

•	The disposition of shares of Franchise Group common stock for cash will be a taxable transaction for United States federal income tax purposes and may also be taxable under applicable state, local and foreign tax laws. The receipt of cash for tendered shares of Franchise Group common stock generally will be treated as redemption of such shares for United States federal income tax purposes. As a result of such redemption, the cash received by stockholders for their shares of Franchise Group common stock will be treated for United States federal income tax purposes as either received in a taxable sale or exchange for the surrendered shares (possibly eligible for capital gain or loss treatment) or as received as a distribution with respect to such shares (possibly eligible to be treated as a qualified or as an ordinary dividend).
•	You should carefully read the summary of the federal income tax consequences related to the offer contained elsewhere in this offer to purchase, and you are urged to consult with your own tax advisors as to the federal, state, local and foreign tax consequences in your particular circumstance.

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WHO SHOULD I CONTACT WITH QUESTIONS?

•	If you have any questions about the offer or wish to request additional documents, you may contact the information agent, Equiniti, at:

EQ Proxy

90 Park Avenue

New York, New York 10016

Telephone: 833-503-4126

•	You may also call Michael S. Piper of Franchise Group, at (757) 493-8855.

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OFFER TO PURCHASE

TABLE OF CONTENTS

PAGE

1. Terms of the Offer; Expiration Date	8
2. Acceptance for Payment and Payment	8
3. Procedures for Tendering SHARES OF Franchise Group Common Stock	10
4. Withdrawal Rights	15
5. Conditions to the Offer	16
6. Extension of the Offer; Termination; Amendment	16
7. Price range of shares; dividends	17
8. Source and amount of funds	18
9. Background of the Offer	22
10. Purpose of the Offer	61
11. Certain Information About Franchise Group	69
12. Selected Historical Financial Data of Buddy’s	87
13. Unaudited Pro Forma COMBINED FINANCIAL STATEMENTS OF THE COMBINED COMPANY AND RELATED NOTES	87
14. Interests of Directors and Officers; Transactions and Arrangements Concerning Shares OF FRANCHISE GROUP COMMON STOCK	117
15. Effects of the Offer	125
16. Certain Legal Matters; Regulatory Approvals	128
17. MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES	128
18. Fees and Expenses	133
19. RISK FACTORS	133
20. Miscellaneous	139

EXHIBIT A Opinion of Houlihan Lokey Capital, Inc., the Financial Advisor to the Special Committee regarding the offer

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FORWARD-LOOKING STATEMENTS

This offer to purchase contains forward-looking statements concerning Franchise Group’s business, operations, financial performance and condition, as well as certain of Franchise Group’s plans, objectives and expectations for Franchise Group’s business, operations, financial performance and condition. References to Franchise Group’s business, operations, financial performance and condition includes the Liberty Tax tax preparation business and the Buddy’s rent-to-own business. Any statements contained herein that are not of historical facts may be deemed to be forward-looking statements. You can identify these statements by words such as “aim,” “anticipate,” “assume,” “believe,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the Franchise Group business and the industries in which Franchise Group operates and Franchise Group management’s current beliefs and assumptions. These forward-looking statements are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond Franchise Group’s control. As a result, any or all of the forward-looking statements in this offer to purchase may turn out to be inaccurate, and the actual results of Franchise Group could differ materially from historical results or from any results expressed or implied by such forward-looking statements. Factors that may cause such differences include, but are not limited to, the risks described in Section 19 under the heading “RISK FACTORS,” in the Franchise Group Annual Report on Form 10-K for the fiscal year ended April 30, 2019 under “Item 1A-Risk Factors” and in Franchise Group’s other filings with the SEC, including, without limitation:

•	risks that the merger disrupts or distracts from current plans and operations;
•	the ability to recognize the benefits of the merger;
•	the amount of the costs, fees, expenses and charges related to the merger;
•	the amount and terms of the indebtedness incurred by Buddy’s in connection with the merger;
•	risks related to the completion of the VSI Merger and SHOS Acquisition;
•	Franchise Group’s ability to implement and execute on its franchise-centric business model;
•	Franchise Group’s ability to obtain sufficient debt and equity financing to complete the VSI Merger and SHOS Acquisition and the terms of such financings;
•	Franchise Group’s inability to grow on a sustainable basis;
•	the seasonality of Franchise Group’s business;
•	developments in the tax preparation services and rent-to-own industries;
•	departures of key executives or directors;
•	Franchise Group’s ability to attract additional talent to the senior management team of Franchise Group or Buddy’s;
•	Franchise Group’s delisting determination by Nasdaq and Franchise Group’s ability to re-list the Franchise Group common stock on Nasdaq;
•	Franchise Group’s ability to maintain an active trading market for Franchise Group common stock on the OTC Market;

•	government regulation and oversight, including the regulation of tax preparers or settlement products such as refund transfers and loan settlement products, as well as government regulation and oversight over the rent-to-own business of Buddy’s, including consumer finance laws;
•	government initiatives that simplify tax return preparation, improve the timing and efficiency of processing tax returns, limit payments to tax preparers or decrease the number of tax returns filed or the size of the refunds;
•	government initiatives to pre-populate income tax returns;
•	the effect of regulation of the products and services that Franchise Group offers, including changes in laws and regulations;
•	the possible characterization of refund transfers or rent-to-own transactions as a form of loan or extension of credit;
•	changes in the tax settlement products offered to Franchise Group’s customers that make Franchise Group’s services less attractive to customers or more costly to Franchise Group;
•	Franchise Group’s ability to maintain relationships with Franchise Group’s tax settlement product service providers;
•	any potential non-compliance, fraud or other misconduct by Franchise Group’s franchisees or employees;
•	Franchise Group’s ability and the ability of Franchise Group’s franchisees to comply with legal and regulatory requirements;
•	failures by Franchise Group’s franchisees and their employees to comply with their contractual obligations to Franchise Group and with laws and regulations, to the extent these failures affect Franchise Group’s reputation or subject Franchise Group to legal risk;
•	the ability of Franchise Group’s franchisees to open new territories and operate them successfully;
•	the ability of Franchise Group’s franchisees to generate sufficient revenue to repay their indebtedness to Franchise Group;
•	Franchise Group’s ability to manage company-owned offices;
•	Franchise Group’s exposure to litigation;
•	Franchise Group’s ability and Franchise Group’s franchisees’ ability to protect customers’ personal information, including from a cybersecurity incident;
•	the impact of identity-theft concerns on customer attitudes toward Franchise Group’s services;
•	Franchise Group’s ability to access the credit markets and satisfy Franchise Group’s covenants to lenders;
•	the impact of the Tax Cuts and Job Act (the “Tax Act”), including, but not limited to, the effect of the lower corporate tax rate, including on the valuation of Franchise Group’s tax assets and liabilities;
•	any future refinements to Franchise Group’s preliminary analysis of the impact of the Tax Act;
•	changes in the effect of the Tax Act due to issuance of interpretive regulatory guidance or enactment of corrective or supplement legislation;

•	delays in the commencement of the tax season attributable to Congressional action affecting tax matters and the resulting inability of federal and state tax agencies to accept tax returns on a timely basis, or other changes that have the effect of delaying the tax refund cycle;
•	competition in the tax preparation and rent-to-own markets;
•	disruptions in the Buddy’s inventory supply chain;
•	the effect of federal and state legislation that affects the demand for paid tax preparation, such as the Affordable Care Act and potential immigration reform;
•	Franchise Group’s reliance on technology systems and electronic communications;
•	Franchise Group’s ability to effectively deploy tax preparation software in a timely manner and with all the features Franchise Group’s and its franchisees’ tax preparers and customers require; and
•	the impact of any acquisitions or dispositions, including Franchise Group’s ability to integrate acquisitions and capitalize on their anticipated synergies.

Stockholders are urged to consider these factors carefully in evaluating the forward-looking statements contained in this offer to purchase and are cautioned not to place undue reliance on such forward-looking statements. All forward-looking statements speak only as of the date of this offer to purchase. Except to the extent required by law, Franchise Group does not intend to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise. Stockholders should, however, review the factors and risks Franchise Group describes in the reports Franchise Group will file from time to time with the SEC after the date of this offer to purchase.

Please be advised that the safe harbor protections of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a tender offer.

To the Holders of Common Stock of Franchise Group, Inc.:

INTRODUCTION

Franchise Group is offering to purchase all outstanding shares of Franchise Group common stock at a purchase price of $12.00 per share, in cash and without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this offer to purchase and in the related letter of transmittal. Only shares properly tendered (and not properly withdrawn) prior to the expiration date of the offer will be purchased.

On July 10, 2019, pursuant to the terms and conditions of the business combination agreement, Buddy’s was merged with and into Merger Sub and became a wholly-owned indirect subsidiary of Franchise Group. The Special Committee and the board of managers of Buddy’s unanimously approved the merger and the other transactions contemplated by the business combination agreement. As a result of the merger, each common unit of Buddy’s outstanding immediately prior to the merger (other than common units held by Buddy’s, Franchise Group or their respective subsidiaries) was exchanged for 0.091863 shares of Franchise Group preferred stock and 0.459315 New Holdco common units, which are redeemable in exchange for shares of Franchise Group common stock pursuant to the terms of the certificate of designation for the Franchise Group preferred stock and the limited liability company agreement of New Holdco.

In connection with the transactions contemplated by the business combination agreement, Franchise Group contributed all of its assets, including all of the equity interests in its subsidiaries, to a subsidiary of New Holdco. Accordingly, after giving effect to the merger, New Holdco, through its subsidiaries, owns and operates the tax preparation business of Franchise Group and the home furnishings business of Buddy’s. Upon the closing of the merger, Franchise Group and the former owners of Buddy’s owned approximately 63.56% and 36.44% of the New Holdco common units, respectively. As indicated above, the former owners of Buddy’s also were issued shares of the Franchise Group preferred stock, which vote with the shares of Franchise Group common stock on all matters unless otherwise required by applicable law. Upon the closing of the merger, the shares of Franchise Group preferred stock represented, in the aggregate, approximately 33.31% of the voting power of the outstanding shares of capital stock of Franchise Group (assuming the redemption of all New Holdco common units and all shares of Franchise Group preferred stock in exchange for shares of Franchise Group common stock).

The business combination agreement obligates Franchise Group to commence the offer. THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES OF FRANCHISE GROUP COMMON STOCK BEING TENDERED, BUT IT IS CONDITIONED ON THE CONDITIONS DESCRIBED IN THIS OFFER TO PURCHASE. Franchise Group is offering to purchase any or all outstanding shares of Franchise Group common stock. In connection with the execution of the business combination agreement, however, Vintage and certain of Vintage’s affiliates and B. Riley and certain of B. Riley’s affiliates entered into agreements with Franchise Group under which they agreed that, among other things, they would not tender any shares of Franchise Group common stock in the offer. In addition, Franchise Group’s directors and executive officers have advised Franchise Group that they do not intend to tender their shares of Franchise Group common stock in the offer.

Brian Kahn, one of Franchise Group’s directors, founded and has served as the investment manager of Vintage and its predecessor, Kahn Capital Management, LLC, since 1998. In addition, since 2012, Mr. Kahn has served as Chairman of the Board of Buddy’s. Prior to the completion of the merger, Mr. Kahn and certain related persons owned approximately 59.7% of the outstanding units of Buddy’s. After completion of the merger and the related equity financing pursuant to the closing subscription agreement described below (and without giving effect to the offer or the post-closing subscription agreement described below), as of September 30, 2019, the Vintage Group owned (i) approximately 4,158,484 shares of Franchise Group common stock, representing approximately 25.54% of the outstanding Franchise Group common stock (assuming no New Holdco common units and shares of Franchise Group preferred stock were redeemed in exchange for shares of Franchise Group common stock), and (ii) approximately 6,170,945 New Holdco common units and 1,234,189 shares of Franchise Group preferred stock, representing approximately 24.00% of the voting power of Franchise Group (assuming the redemption of all New Holdco common units and all shares of Franchise Group preferred stock in exchange for shares of Franchise Group common stock). Assuming all New Holdco common units and all shares of Franchise Group preferred stock were redeemed in exchange for shares of Franchise Group common stock (and without giving effect to the offer), the Vintage Group would own approximately 40.17% of the outstanding Franchise Group common stock as of September 30, 2019. In addition, as of September 30, 2019 (and without giving effect to the offer), B. Riley and certain of its affiliates owned 3,105,728 shares of Franchise Group common stock, representing approximately 19.07% of the outstanding Franchise Group common stock (assuming no New Holdco common units and shares of Franchise Group preferred stock were redeemed in exchange for shares of Franchise Group common stock), or approximately 12.08% of the outstanding Franchise Group common stock (assuming all New Holdco common units and shares of Franchise Group preferred stock were redeemed in exchange for shares of Franchise Group common stock). Assuming all New Holdco common units and shares of Franchise Group preferred stock were redeemed in exchange for shares of Franchise Group common stock on September 30, 2019, the Vintage Group and B. Riley would own approximately 40.17% and 12.08%, respectively, of the outstanding Franchise Group common stock; however, because the Vintage Group and B. Riley and certain of its affiliates have agreed not to tender their respective shares of Franchise Group common stock in the offer, their relative ownership interests in Franchise Group will increase as a result of any shares of Franchise Group common stock being tendered in the offer, and accordingly, the ability of the Vintage Group and B. Riley and certain of its affiliates to exercise control over Franchise Group may be enhanced. Additional information regarding the Vintage Group’s and B. Riley’s relative ownership and control over Franchise Group, and their relationships with one another, can be found in Section 14 under the heading “INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES OF FRANCHISE GROUP COMMON STOCK – OWNERSHIP OF CERTAIN STOCKHOLDERS” and in Section 19 under the heading “RISK FACTORS.”

The merger and related transactions are described in more detail in this offer to purchase, which is being distributed to all holders of Franchise Group common stock. Franchise Group urges you to read carefully this entire offer to purchase before you decide whether to tender or refrain from tendering your shares of Franchise Group common stock.

As of September 30, 2019, 16,283,087 shares of Franchise Group common stock were issued and outstanding, of which approximately 4,158,484 shares were held by the Vintage Group and 3,105,728 shares were held by B. Riley and certain of its affiliates. As of September 30, 2019, assuming all New Holdco common units and all shares of Franchise Group preferred stock were redeemed in exchange for shares of Franchise Group common stock, there would be 25,716,420 shares of Franchise Group common stock issued and outstanding, of which approximately 10,329,429 shares would be held by the Vintage Group. The Franchise Group common stock is traded on the OTC Market under the symbol “FRGA.” Following the completion of the offer, Franchise Group intends to use its reasonable efforts to apply to list the Franchise Group common stock on Nasdaq.

The transactions contemplated by the business combination agreement are intended as the first step in a strategic transformation of Franchise Group.  Under the direction of the Board, Franchise Group intends to evaluate the acquisition of or investment in other franchise-oriented or complementary businesses, including businesses that are not presently subject to franchising arrangements but that have the potential to be franchised in the future.  To that end, (i) on August 7, 2019, Franchise Group entered into the VSI merger agreement with VSI and Valor to effect the VSI Merger and (ii) on August 27, 2019, Franchise Group entered into the SHOS purchase agreement with SHOS and Newco S to effect the SHOS Acquisition. Additional information about the VSI Merger and SHOS Acquisition can be found in Section 11 under the heading “RECENT DEVELOPMENTS.” In recognition of the shift in its strategic direction, Franchise Group changed its name from “Liberty Tax, Inc.” to “Franchise Group, Inc.”  effective as of the filing of the Franchise Group charter amendments on September 19, 2019, to effect such name change.

On July 10, 2019, the last full trading day before announcement of the merger and the offer, the last reported sale price of Franchise Group common stock was $9.70 per share. On October 14, 2019, the most recent practicable date prior to the printing of this offer to purchase, the last reported sale price of Franchise Group common stock was $11.90 per share. YOU ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR YOUR SHARES OF FRANCHISE GROUP COMMON STOCK.

You have until 5:00 p.m., New York City time, on November 13, 2019, to accept the offer, unless the offer is extended. Tenders of Franchise Group common stock may be withdrawn at any time prior to the expiration date. If your shares are held by a broker, dealer, commercial bank, trust company or other nominee, they may have an earlier deadline by which you must accept the offer.

THE SPECIAL COMMITTEE AND THE BOARD HAVE APPROVED THE OFFER. HOWEVER, NEITHER FRANCHISE GROUP, THE BOARD NOR THE SPECIAL COMMITTEE MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR SHARES OF FRANCHISE GROUP COMMON STOCK. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES OF FRANCHISE GROUP COMMON STOCK AND, IF SO, HOW MANY SHARES OF FRANCHISE GROUP COMMON STOCK TO TENDER. FRANCHISE GROUP’S DIRECTORS AND EXECUTIVE OFFICERS, OTHER THAN THOSE AFFILIATED WITH THE VINTAGE GROUP (WHICH HOLDS APPROXIMATELY 4,158,484 SHARES OF FRANCHISE GROUP COMMON STOCK AS OF SEPTEMBER 30, 2019, OR APPROXIMATELY 10,329,429 SHARES OF FRANCHISE GROUP COMMON STOCK ASSUMING THE VINTAGE GROUP WERE TO REDEEM ALL OF THEIR NEW

HOLDCO COMMON UNITS AND SHARES OF FRANCHISE GROUP PREFERRED STOCK IN EXCHANGE FOR SHARES OF FRANCHISE GROUP COMMON STOCK) AND B. RILEY AND CERTAIN OF ITS AFFILIATES (WHICH HOLD 3,105,728 SHARES OF FRANCHISE GROUP COMMON STOCK AS OF SEPTEMBER 30, 2019), BENEFICIALLY OWN 71,739 SHARES OF FRANCHISE GROUP COMMON STOCK.

Tendering stockholders who hold shares registered in their own name and who tender their shares directly to the depositary will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 6 of the letter of transmittal, stock transfer taxes on the purchase of shares by Franchise Group in the offer. Stockholders holding shares through brokers, dealers, commercial banks, trust companies or other nominees are urged to consult such nominees to determine whether transaction costs may apply if stockholders tender shares through such nominees and not directly to the depositary. HOWEVER, ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE, SIGN AND RETURN TO THE DEPOSITARY THE IRS FORM W-9 THAT IS INCLUDED AS PART OF THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED UNITED STATES FEDERAL INCOME TAX BACKUP WITHHOLDING OF 24% OF THE GROSS PROCEEDS PAYABLE TO THE TENDERING STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. ADDITIONAL WITHHOLDING MAY APPLY ON PAYMENTS TO NON-U.S. HOLDERS (AS DEFINED IN SECTION 17). See Sections 3 and 17 and Instruction 6 of the letter of transmittal.

Franchise Group will pay all fees and expenses incurred in connection with the offer by Equiniti, the information agent and the depositary for the offer. See Section 18.

THE OFFER

1.	Terms of the Offer; Expiration Date

Upon the terms and subject to the conditions of the offer set forth in this offer to purchase, Franchise Group will purchase up to all outstanding shares of Franchise Group common stock (although Vintage and certain of its affiliates and B. Riley and certain of its affiliates have entered into agreements with Franchise Group under which they agreed that, among other things, they would not tender any shares of Franchise Group common stock in the offer), properly tendered (and not properly withdrawn) prior to the expiration date at a purchase price of $12.00 per share, in cash and without interest and less any applicable withholding taxes.

The term “expiration date” means 5:00 p.m., New York City time, on November 13, 2019, unless Franchise Group extends the period of time during which the offer will remain open, in which event “expiration date” means the latest time and date at which the offer, as extended by Franchise Group, will expire. See Section 6 for a description of Franchise Group’s right to extend, delay, terminate or amend the offer.

Franchise Group is obligated to commence the offer pursuant to the terms of the business combination agreement. Franchise Group’s obligation to purchase Franchise Group common stock properly tendered in the offer is conditioned upon the satisfaction of the conditions set forth in this offer to purchase. See Section 5.

Franchise Group will promptly return any tendered shares of Franchise Group common stock at its expense if the conditions to the offer are not met. This offer to purchase and the letter of transmittal will be mailed to the holders of record of Franchise Group common stock on September 30, 2019, and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on Franchise Group’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

2.	Acceptance for Payment and Payment

Upon the terms and subject to the conditions of the offer (including if the offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, Franchise Group will accept for payment (and thereby purchase) all shares of Franchise Group common stock properly tendered (and not properly withdrawn) under the offer on or prior to the expiration date. Franchise Group will purchase and pay $12.00 per share, in cash and without interest and less any applicable withholding taxes, for all shares of Franchise Group common stock properly tendered (and not properly withdrawn), as soon as practicable after the expiration date.

Franchise Group will pay for the shares of Franchise Group common stock purchased by depositing the aggregate purchase price for the Franchise Group common stock with the depositary. The depositary will act as your agent for the purpose of receiving payment from Franchise Group and transmitting payment to you.

Franchise Group expressly reserves the right, subject to Rule 13e-4(f)(5) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to delay acceptance for payment of the Franchise Group common stock in order to comply, in whole or in part, with any applicable law. See Section 6.

In all cases, payment of the purchase price by the depositary for Franchise Group common stock accepted for payment (and thereby purchased) under the offer will be made only after timely receipt by the depositary of:

•	certificates representing your shares of Franchise Group common stock or timely confirmation of a book-entry transfer of your shares of Franchise Group common stock into the depositary’s account at the Depository Trust Company (“DTC”),
•	a properly completed and duly executed letter of transmittal (or a manually signed facsimile thereof), and
•	any other documents required by the letter of transmittal.

For a description of the procedures for tendering your shares of Franchise Group common stock under the offer, see Section 3.

For purposes of the offer, properly tendered shares of Franchise Group common stock (or defectively tendered shares of Franchise Group common stock for which Franchise Group has waived the applicable defect) will be deemed to have been accepted for payment by Franchise Group if, as and when it gives written notice thereof to the depositary.

If the offer is terminated or withdrawn, or your shares of Franchise Group common stock are not accepted for payment, the purchase price will not be paid or payable. If any tendered shares of Franchise Group common stock are not accepted for payment under the offer for any reason, or certificates are submitted evidencing more shares of Franchise Group common stock than are tendered, your shares of Franchise Group common stock not accepted for payment will be returned, without expense, to you (or, in the case of shares of Franchise Group common stock tendered by book-entry transfer, the shares of Franchise Group common stock will be credited to the account maintained at DTC from which the shares of Franchise Group common stock were delivered), unless otherwise requested by you under the heading “Special Delivery Instructions” in the letter of transmittal, promptly after the expiration date, termination or withdrawal of the offer.

Under no circumstances will Franchise Group pay interest on the purchase price, including, without limitation, by reason of any delay in making a payment for shares of Franchise Group common stock tendered in the offer.

Franchise Group will pay all stock transfer taxes, if any, payable on the transfer to it of shares of Franchise Group common stock purchased pursuant to the offer. If, however, payment of the purchase price is to be made to, or (in the circumstances permitted by the offer) unpurchased shares are to be registered in the name of, any person other than the registered holder thereof, or if tendered certificates are registered in the name of any person other than the person signing the letter of transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder, the other person or otherwise), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption from payment of the stock transfer taxes, is submitted to Franchise Group. See Instruction 6 of the letter of transmittal.

If you or your designated payee fail to complete fully, sign and return to the depositary the IRS Form W-9 included with the letter of transmittal, you may be subject to required backup federal income tax withholding of 24% of the gross proceeds paid to you or your designated payee pursuant to the offer. See Sections 3 and 17 and Instruction 8 of the letter of transmittal. Additional withholding may apply on payments to Non-U.S. Holders (as defined in Section 17). You are urged to consult your own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure.

3.	Procedures for Tendering SHARES OF Franchise Group Common Stock

In order to receive payment of the purchase price for your shares of Franchise Group common stock, you must tender your shares of Franchise Group common stock prior to the expiration date. Shares of Franchise Group common stock previously tendered pursuant to the initial offer to purchase, dated August 1, 2019, which has been amended and restated pursuant to this offer to purchase, and not withdrawn constitute valid tenders for the purposes of the offer as amended and restated hereby. Stockholders of Franchise Group who have validly tendered and not withdrawn their shares of Franchise Group common stock are not required to take any further action with respect to such tendered shares. If your shares are held by a broker, dealer, commercial bank, trust company or other nominee, they may have an earlier deadline by which you must accept the offer.

If you have already validly tendered your shares of Franchise Group common stock pursuant to the initial offer, but wish to withdraw your tender, you may do so at any time prior to the expiration date in accordance with the withdrawal procedures set forth in Section 4 under the heading “WITHDRAWAL RIGHTS”.

The method of delivery of your shares of Franchise Group common stock and letter of transmittal, any required signature guarantees and all other required documents, including delivery through DTC, is at your election and risk. Except as otherwise provided in the letter of transmittal, delivery will be deemed made only when actually received by the depositary. If delivery is by mail, Franchise Group suggests that you use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the expiration date.

TENDERS OF SHARES OF FRANCHISE GROUP COMMON STOCK. Your tender of shares of Franchise Group common stock (and subsequent acceptance by Franchise Group) by one of the procedures set forth below will constitute a binding agreement between you and Franchise Group in accordance with the terms and subject to the conditions set forth in this offer to purchase, the letter of transmittal and, if applicable, the notice of guaranteed delivery.

TENDERS OF SHARES OF FRANCHISE GROUP COMMON STOCK HELD IN PHYSICAL FORM. To effectively tender shares of Franchise Group common stock held in physical form, you must complete and sign the enclosed letter of transmittal (or a facsimile thereof) in accordance with the instructions in this offer to purchase, have your signature guaranteed if required by Instructions 1 and 5 of the letter of transmittal and send or deliver your manually signed letter of transmittal (or manually signed facsimile thereof), together with the certificates evidencing your shares of Franchise Group common stock being tendered and any other required documents, to the depositary at one of the addresses set forth on the back cover of this offer to purchase, and you must ensure that the certificates representing such shares of Franchise Group common stock are received by the depositary at one of those addresses on or prior to the expiration date.

Letters of transmittal and certificates representing shares of Franchise Group common stock should be sent only to the depositary and should not be sent to Franchise Group.

If your shares of Franchise Group common stock are registered in the name of a person other than the signatory to the letter of transmittal, then, in order to tender such shares of Franchise Group common stock under the offer, such shares of Franchise Group common stock must be endorsed or accompanied by appropriate stock powers signed exactly as the registered holder’s name appears on the shares of Franchise Group common stock, with the signature on the shares of Franchise Group common stock or stock powers guaranteed as provided below. If these procedures are followed by a beneficial owner tendering shares of Franchise Group common stock on or prior to the expiration date, the registered holder of such shares of Franchise Group common stock must sign a valid proxy as set forth in the letter of transmittal.

TENDER OF SHARES OF FRANCHISE GROUP COMMON STOCK HELD THROUGH A CUSTODIAN. If your shares of Franchise Group common stock are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender such shares of Franchise Group common stock and deliver a letter of transmittal, you should contact such broker, dealer, commercial bank, trust company or other nominee promptly and instruct him or her or it to tender your shares of Franchise Group common stock and deliver a letter of transmittal on your behalf. A letter of instructions is enclosed in the solicitation materials provided along with this offer to purchase which may be used by you to instruct such broker, dealer, commercial bank, trust company or other nominee to tender your shares of Franchise Group common stock. Such broker, dealer, commercial bank, trust company or other nominee may have a deadline earlier than the expiration date by which you must accept the offer.

TENDER OF FRANCHISE GROUP COMMON STOCK HELD THROUGH DTC. To effectively tender shares of Franchise Group common stock that are held through DTC, if you are a DTC participant, you should properly complete and duly execute the letter of transmittal (or a facsimile thereof), together with any other documents required by the letter of transmittal, and mail or deliver the letter of transmittal and those other documents to the depositary at one of the addresses set forth on the back cover of this offer to purchase.

Delivery of tendered shares of Franchise Group common stock must be made to the depositary subject to the book-entry delivery procedures set forth below, or you must comply with the guaranteed delivery procedures set forth below.

Except as provided below, unless the shares of Franchise Group common stock being tendered are deposited with the depositary on or prior to the expiration date, Franchise Group may, at its option, treat that tender as defective for purposes of the right to receive payment. Purchases of shares of Franchise Group common stock will be made only against deposit of the tendered and accepted shares of Franchise Group common stock and delivery of any other required documents.

BOOK-ENTRY DELIVERY PROCEDURES. The depositary will establish an account with respect to the shares of Franchise Group common stock at DTC for purposes of the offer within three business days after the date of this offer to purchase. Any financial institution that is a participant in DTC may make book-entry delivery of shares of Franchise Group common stock by causing DTC to transfer such shares of Franchise Group common stock into the depositary’s account in accordance with DTC’s procedures for that transfer.

Although delivery of shares of Franchise Group common stock may be effected through book-entry transfer into the depositary’s account at DTC, the manually signed letter of transmittal (or a manually signed facsimile thereof) together with any required signature guarantees or an agent’s message (as described below) and any other required documents must, in any case, be transmitted to and received by the depositary at one or more of its addresses set forth on the back cover of this offer to purchase on or prior to the expiration date. Delivery of documents to DTC does not constitute delivery to the depositary.

The confirmation of a book-entry transfer into the depositary’s account at DTC as described above is referred to in this offer to purchase as a “book-entry confirmation.” The term “agent’s message” means a message transmitted by DTC to, and received by, the depositary and forming a part of the book-entry confirmation, which states that DTC has received an express acknowledgment from a DTC participant that such participant has received the letter of transmittal and agrees to be bound by the terms of the letter of transmittal.

SIGNATURE GUARANTEES. Signatures on all letters of transmittal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, unless your shares of Franchise Group common stock are tendered and delivered:

•	by a registered holder of shares of Franchise Group common stock (or by a participant in DTC whose name appears on a security position listing as the owner of such shares of Franchise Group common stock) who has not completed any of the boxes entitled “Special Payment Instructions” on the letter of transmittal, or
•	for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States (which entities, including any recognized participant in the Securities Transfer Medallion Program, Franchise Group refers to as “eligible institutions”).

If your shares of Franchise Group common stock are registered in the name of a person other than the signatory to the letter of transmittal or if shares of Franchise Group common stock not accepted for payment or not tendered are to be returned to a person other than the registered holder, then the signature on the letter of transmittal accompanying the tendered shares of Franchise Group common stock must be guaranteed. See Instructions 1 and 5 of the letter of transmittal.

MUTILATED, LOST, STOLEN OR DESTROYED CERTIFICATES. If you desire to tender shares of Franchise Group common stock but the certificate(s) evidencing such shares of Franchise Group common stock have been mutilated, lost, stolen or destroyed, you should contact the depositary to receive information about the procedures for obtaining one or more replacement certificates for such shares of Franchise Group common stock at one of the addresses set forth on the back cover of this offer to purchase. To expedite this process, call EQ Shareowner Services at (800) 468-9716.

GUARANTEED DELIVERY. If you want to tender shares of Franchise Group common stock under the offer prior to the expiration date and:

•	your certificate(s) representing such shares of Franchise Group common stock are not immediately available,
•	time will not permit your letter of transmittal, the certificates representing your Franchise Group common stock and all other required documents to reach the depositary on or prior to the expiration date, or
•	the procedures for book-entry transfer (including delivery of an agent’s message) cannot be completed on or prior to the expiration date,

you may nevertheless tender your shares of Franchise Group common stock with the effect that your tender will be deemed to have been received on or prior to the expiration date if all of the following conditions are satisfied:

•	the tender is made by or through an eligible institution;
•	a properly completed and duly executed notice of guaranteed delivery or an agent’s message with respect to guaranteed delivery that is accepted by Franchise Group is received by the depositary on or prior to the expiration date as provided below; and
•	the certificates for the tendered shares of Franchise Group common stock, in proper form for transfer (or a book-entry confirmation of the transfer of such shares of Franchise Group common stock into the depositary’s account at DTC as described above), together with a letter of transmittal (or a facsimile thereof) that is properly completed and duly executed, with any signature guarantees and any other documents required by the letter of transmittal, or a properly transmitted agent’s message, are received by the depositary within two business days after the date of execution of the notice of guaranteed delivery.

The notice of guaranteed delivery may be sent by hand delivery, facsimile transmission or mail to the depositary and must include a guarantee by an eligible institution in the form set forth in the notice of guaranteed delivery. The payment for shares of Franchise Group common stock tendered under the guaranteed delivery procedures will be the same as for shares of Franchise Group common stock delivered to the depositary prior to the expiration date, even if the shares of Franchise Group common stock to be delivered subject to the guaranteed delivery procedures are not so delivered to the depositary, and therefore payment by the depositary on account of such shares of Franchise Group common stock is not made, until after the expiration date.

UNITED STATED FEDERAL BACKUP WITHHOLDING. Under the United States federal income tax backup withholding rules, 24% of the gross proceeds payable to a tendering U.S. Holder (as defined in Section 17) or other U.S. payee pursuant to the offer must be withheld and remitted to the United States Treasury unless the U.S. Holder or other U.S. payee provides his or her correct taxpayer identification number (employer identification number or Social Security number) to the depositary or other applicable withholding agent, certifies as to no loss of exemption from backup withholding and complies with applicable requirements of the backup withholding rules, or such U.S. Holder or other U.S. payee is otherwise exempt from backup withholding. Therefore, unless an exemption exists and is proven in a manner satisfactory to the depositary or other applicable withholding agent, each tendering U.S. Holder should complete and sign the IRS Form W-9 included as part of the letter of transmittal so as to provide the information and certification necessary to avoid backup withholding.

In addition, in order for a Non-U.S. Holder to avoid backup withholding, the Non-U.S. Holder must submit an applicable IRS Form W-8, signed under penalties of perjury and attesting to such holder’s exempt status, or other acceptable certification. Non-U.S. Holders can obtain the applicable IRS Form W-8 from the depositary or from the IRS’s website.

you are urged to consult your own tax advisors regarding information reporting, backup withholding any other potential withholding tax that may apply, and the procedure for obtaining any applicable exemption.

UNITED STATES FEDERAL INCOME TAX WITHHOLDING ON NON-U.S. HOLDERS. Even if a Non-U.S. Holder has provided the required certification to avoid backup withholding, gross proceeds payable pursuant to the offer to the Non-U.S. Holder or his, her or its agent may be subject to withholding of United States federal income tax at a rate of 30%, unless the depositary or another withholding agent determines that an exemption from, or a reduced rate of, withholding tax is available, a properly completed and executed applicable IRS Form W-8 (or other acceptable certification) is provided to the depositary or withholding agent and other requirements are met. Such forms can be obtained from the depositary or from the IRS’s website. See Section 17 for a discussion of certain material United States federal income tax consequences to Non-U.S. Holders.

Non-U.S. Holders are urged to consult their tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure.

DETERMINATION OF VALIDITY. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tendered shares of Franchise Group common stock subject to any of the procedures described above will be determined by Franchise Group, in its reasonable discretion (which determination shall be final and binding).

Franchise Group reserves the right to reject any or all tenders of any shares of Franchise Group common stock that it determines not to be in proper form or if the acceptance for tender of such shares of Franchise Group common stock may, in the opinion of its counsel, be unlawful. Franchise Group also reserves the right to waive any of the conditions of the offer or any defect or irregularity in any tender of your shares of Franchise Group common stock, whether or not similar defects or irregularities are waived in the case of other holders of shares of Franchise Group common stock.

Franchise Group’s interpretation of the terms and conditions of the offer (including the letter of transmittal and the instructions thereto) will be final and binding. Neither Franchise Group, the depositary, the information agent nor any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification. If Franchise Group waives its right to reject a defective tender of shares of Franchise Group common stock, you will be entitled to payment for your shares.

4.	Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of shares of Franchise Group common stock pursuant to the offer are irrevocable. You may withdraw your tender of shares of Franchise Group common stock at any time on or prior to the expiration date, but payment of the purchase price will not be payable on such withdrawn shares of Franchise Group common stock.

If the offer is terminated without any shares of Franchise Group common stock being purchased thereunder, your shares of Franchise Group common stock tendered under the offer will be promptly returned to you without any requirement that you withdraw your tender of shares of Franchise Group common stock.

For a withdrawal of tendered shares of Franchise Group common stock to be effective, a written notice of withdrawal must be received by the depositary on or prior to the expiration date at one of the addresses set forth on the back cover of this offer to purchase. Any such notice of withdrawal must:

•	specify the name of the person who tendered the shares of Franchise Group common stock to be withdrawn;
•	contain the description of the shares of Franchise Group common stock to be withdrawn and identify the certificate number or numbers shown on the particular certificates evidencing such shares of Franchise Group common stock (unless such shares of Franchise Group common stock were tendered by book-entry transfer); and
•	be signed in the same manner as the original signature on the letter of transmittal by which such shares of Franchise Group common stock were tendered (including any required signature guarantees), or be accompanied by evidence sufficient to the depositary that the person withdrawing the tender has succeeded to the beneficial ownership of such shares of Franchise Group common stock.

If the shares of Franchise Group common stock to be withdrawn have been delivered or otherwise identified to the depositary, a signed notice of withdrawal is effective immediately upon written notice of that withdrawal even if physical release is not yet effected. Any permitted withdrawal of shares of Franchise Group common stock may not be rescinded, and any shares of Franchise Group common stock properly withdrawn will thereafter be deemed not properly tendered for purposes of the offer. Withdrawn shares of Franchise Group common stock may, however, be re-tendered by again following one of the appropriate procedures described in this offer to purchase at any time on or prior to the expiration date.

If Franchise Group extends the offer or if for any reason the acceptance for tender of shares of Franchise Group common stock is delayed or if Franchise Group is unable to accept the tender of shares of Franchise Group common stock under the offer, then, without prejudice to Franchise Group’s rights under the offer, tendered shares of Franchise Group common stock may be retained by the depositary on Franchise Group’s behalf and may not be withdrawn (subject to Rule 13e-4(f)(5) under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the investor promptly after the termination or withdrawal of a tender offer), except as otherwise provided in this section. All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by Franchise Group, in its reasonable discretion (which determination shall be final and binding). Neither Franchise Group, the depositary, the information agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal, or incur any liability for failure to give any such notification.

5.	Conditions to the Offer

Notwithstanding any other provisions of the offer and in addition to (and not in limitation of) Franchise Group’s rights to extend and/or amend the offer, Franchise Group shall not be required to accept for payment, and may delay the acceptance for payment of, any tendered shares of Franchise Group common stock, in each event subject to Rule 13e-4(f)(5) under the Exchange Act, and may terminate the offer, in the event that, at or prior to the expiration date, any governmental authority shall have issued an order or injunction or taken any other action enjoining or otherwise prohibiting the consummation of the offer which shall continue to exist as of immediately prior to the expiration of the offer.

The foregoing condition is for Franchise Group’s sole benefit and Franchise Group may assert such condition in its reasonable discretion, regardless of the circumstances giving rise to such condition and Franchise Group may waive such condition, in whole or in part, at any time and from time to time, in its reasonable discretion, whether any other condition of the offer is also waived. Franchise Group’s failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

6.	Extension of the Offer; Termination; Amendment

Subject to applicable securities laws and the terms and conditions of the offer and compliance with the terms of the business combination agreement, Franchise Group also reserves the right, on or prior to the expiration date to:

•	waive any and all conditions to the offer;
•	extend or terminate the offer; or
•	otherwise amend the offer in any respect.

Any extension, amendment or termination will be followed promptly by a public announcement. The announcement will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Without limiting the manner in which any public announcement may be made, Franchise Group will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service. During any extension, all shares of Franchise Group common stock that had previously been tendered and not withdrawn will remain tendered, subject to the right of a tendering stockholder to withdraw such tendered shares.

If Franchise Group makes a material change in the terms of the offer or the information concerning the offer or waives a material condition of the offer, Franchise Group will disseminate additional offer materials and extend the offer to the extent required by law. In addition, Franchise Group may, if it deems appropriate, extend the offer for any other reason permitted by the terms and conditions of the offer and the business combination agreement. If the consideration to be paid in the offer is increased or decreased or the number of shares of Franchise Group common stock subject to the offer is decreased, the offer will remain open at least ten business days after the date Franchise Group first gives notice to you, by public announcement or otherwise, of such increase or decrease. For purposes of the offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:00 midnight through 11:59 p.m., New York City time.

After the expiration of the offer, Franchise Group may, in its sole discretion, but is not obligated to, provide a subsequent offering period in accordance with the requirements of Rule 14d-11 of the Exchange Act. Franchise Group does not currently intend to provide a subsequent offering period, although it reserves the right to do so. If Franchise Group elects to include or extend a subsequent offering period, it will make a public announcement of such inclusion or extension no later than 9:00 a.m., New York City time, on the next business day after the expiration date or date of termination of any prior subsequent offering period.

7.	Price range of shares; dividends

The Franchise Group common stock is listed on the OTC Market under the symbol “FRGA.” The table below sets forth, for the fiscal quarters indicated, the reported high and low sales prices per share of Franchise Group common stock.

	2018
	Sales Price
	High	Low
First Quarter	$15.00	$10.88
Second Quarter	14.70	11.75
Third Quarter	14.00	9.90
Fourth Quarter	10.80	7.75

	2019
	Sales Price
	High	Low
First Quarter	$12.05	$8.92
Second Quarter	12.50	9.25
Third Quarter	12.00	8.10
Fourth Quarter	10.95	7.95

	2020
	Sales Price
	High	Low
First Quarter	$11.95	$8.85
Second Quarter (through October 14, 2019)	12.01	11.01

From April 2015 through July 2018, Franchise Group paid a $0.16 per share quarterly cash dividend. Franchise Group has not paid a dividend since July 2018 and may not pay cash dividends in the future. The payment of dividends is at the discretion of the Board and depends, among other things, on Franchise Group’s earnings, capital requirements, and financial condition. Franchise Group’s ability to pay dividends is also subject to compliance with financial covenants that are contained in its credit facilities and may be restricted by any future indebtedness incurred or issuances of preferred stock. In addition, applicable law requires Franchise Group’s Board to determine that Franchise Group has adequate surplus prior to the declaration of dividends. Franchise Group cannot provide an assurance that it will pay dividends at any specific level or at all in the future.

Following the closing of the offer, the Board currently expects to maintain a dividend policy with the objective of having Franchise Group pay periodic dividends of a material portion of its excess cash flow, subject to any limitations or restrictions under any debt or other agreements that are binding on Franchise Group or its subsidiaries from time to time. There can be no assurance that Franchise Group will decide to implement such dividend policy or to undertake any of the alternatives described above.

The following table sets forth the last sales prices per share of Franchise Group common stock as reported on the OTC Market on (1) July 10, 2019, the last full trading day prior to the public announcement of the entry into the business combination agreement, and (2) October 14, 2019, the most recent practicable date prior to the printing of this offer to purchase.

Closing Price
July 10, 2019	$9.70
October 14, 2019	$11.90

YOU ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR YOUR SHARES OF FRANCHISE GROUP COMMON STOCK.

8.	Source and amount of funds

Assuming that Franchise Group purchases the maximum 9,018,875 shares of Franchise Group common stock in the offer at a purchase price of $12.00 per share (such shares representing all outstanding shares of Franchise Group common stock other than shares of Franchise Group common stock held by the Vintage Group and B. Riley and certain of its affiliates, who have agreed not to tender their shares of Franchise Group common stock in the offer), Franchise Group expects the maximum aggregate cost of the offer, including all fees and expenses applicable to the offer, will be approximately $107.0 million. Franchise Group anticipates that the funds necessary to purchase shares of Franchise Group common stock tendered in the offer and to pay the related fees and expenses will come from Franchise Group’s cash on hand and the proceeds of the equity and debt financing described below. As of September 30, 2019, Franchise Group had approximately $34.8 million of cash and cash equivalents and New Holdco had approximately $55.0 million of cash and cash equivalents. The offer is not subject to Franchise Group’s receipt of the equity or debt financing described below or any other additional financing.

EQUITY FINANCING

Concurrently with the completion of the merger, Franchise Group entered into a subscription agreement (the “closing subscription agreement”) with Tributum, L.P. (“Tributum”), a member of the Vintage Group. Pursuant to the closing subscription agreement, concurrently with the completion of the merger, Franchise Group sold Tributum approximately 2,083,333 shares of Franchise Group common stock at a purchase price of $12.00 per share, or $25.0 million in the aggregate. In addition, concurrently with the completion of the merger, Franchise Group entered into another subscription agreement with Tributum (the “post-closing subscription agreement” and, together with the closing subscription agreement, the “subscription agreements”) pursuant to which Tributum committed to purchase from Franchise Group additional shares of Franchise Group common stock at a purchase price of $12.00 per share. The number of shares of Franchise Group common stock, if any, to be purchased pursuant to the post-closing subscription agreement will be determined based on the number of shares of Franchise Group common stock tendered in the offer (among other factors), and such amount will be equal to the amount of shares of Franchise Group common stock necessary for the aggregate purchase price received by Franchise Group to be sufficient to complete the offer after applying the proceeds from the closing subscription agreement, the Franchise Group revolving credit agreement (as hereinafter defined) and the Buddy’s credit agreement (as hereinafter defined). The purchase price under the post-closing subscription Agreement will not exceed $40.0 million in the aggregate.

The foregoing description of the subscription agreements is qualified in its entirety to the complete text of the subscription agreements, copies of which are filed as Exhibits 10.10 and 10.11 to Franchise Group’s Current Report on Form 8-K filed with the SEC on July 11, 2019, and are incorporated herein by reference.

DEBT FINANCING

Buddy’s Term Loan

Concurrently with the completion of the merger, Buddy’s and Buddy’s Franchising and Licensing, LLC, a wholly-owned subsidiary of Buddy’s (together with Buddy’s, the “Buddy’s borrowers”), each as borrowers, and Franchise Group Intermediate B, LLC (“Buddy’s parent”) entered into a credit agreement (the “Buddy’s initial credit agreement”) with various lenders from time to time party thereto and Kayne Solutions Fund, L.P., as administrative agent and as collateral agent, which was amended on August 23, 2019, pursuant to that certain Amendment Number One to Credit Agreement and Consent (the “Buddy’s first amendment”), and which was further amended on September 30, 2019, pursuant to that certain Amendment Number Two to Credit Agreement (the “Buddy’s second amendment,” and the Buddy’s initial credit agreement, as amended by the Buddy’s first amendment and the Buddy’s second amendment, the “Buddy’s credit agreement”). The Buddy’s initial credit agreement provides for an $82.0 million first priority senior secured term loan (the “Buddy’s initial term loan”), which was funded concurrently with the completion of the merger. Approximately $25.0 million of the Buddy’s initial term loan was used on the closing date of the merger to prepay and terminate the outstanding revolving credit facility of Buddy’s and certain other persons with Texas Capital Bank, National Association, resulting in, after deducting certain other fees and expenses paid on such date with the proceeds of the Buddy’s initial term loan, net proceeds that remain on the balance sheet of New Holdco of approximately $55.15 million. The Buddy’s first amendment provides for, among other things, a $23.0 million first priority senior secured term loan (the “Buddy’s additional term loan,” and together with the Buddy’s initial term loan, the “Buddy’s term loan”), which was funded on August 23, 2019, and was used to consummate the acquisition of 41 Buddy’s Home Furnishings stores from A-Team Leasing, LLC (“A-Team”) by Buddy’s pursuant to an asset purchase agreement dated August 23, 2019 (the “Buddy’s asset acquisition”), including (x) to repay certain existing indebtedness of A-Team and secure the release of liens on the assets acquired in connection with the Buddy’s asset acquisition and (y) to pay fees and expenses in connection with the Buddy’s asset acquisition. The Buddy’s additional term loan also has been and/or will be used (i) to pay fees and expenses in connection with the Buddy’s first amendment and (ii) for general corporate purposes. The Buddy’s second amendment provides for an update to the agreed Consolidated EBITDA (as defined in the Buddy’s credit agreement) figures for September 30, 2018, December 31, 2018, March 31, 2019 and June 30, 2019 and clarifies the circumstances under which acquisitions may be given pro forma effect in the calculation of Consolidated EBITDA.

The Buddy’s borrowers’ obligations under the Buddy’s credit agreement are guaranteed by the direct parent company of Buddy’s and are required to be guaranteed by each of Buddy’s direct and indirect subsidiaries that may be formed after the date of the Buddy’s initial credit agreement. The obligations of the Buddy’s borrowers and any guarantors under the Buddy’s credit agreement are secured on a first priority basis by substantially all of the assets of the Buddy’s borrowers and the guarantors.

The Buddy’s term loan will mature on July 10, 2024. The Buddy’s term loan will, at the option of the Buddy’s borrowers, bear interest at either (i) a rate per annum based on LIBOR for an interest period of one, two, three or six months, plus an interest rate margin of 8.0% (a “LIBOR loan”) with a 1.50% LIBOR floor, or (ii) an alternate base rate determined as provided in the Buddy’s credit agreement, plus an interest rate margin of 7.0% (an “ABR loan”) with a 2.50% alternate base rate floor. Interest on LIBOR loans is payable in arrears at the end of each applicable interest period (and, with respect to a six-month interest period, three months after commencement of the interest period), and interest on ABR loans is payable in arrears on the first day of each fiscal quarter. If the consolidated leverage ratio of Buddy’s and its subsidiaries exceeds certain thresholds set forth in the Buddy’s credit agreement, the Buddy’s borrowers will also be required to pay an additional 2.0% interest on the Buddy’s term loan, to be paid-in-kind.

The Buddy’s borrowers are required to repay (i) the Buddy’s initial term loan in equal quarterly installments of $1,025,000 and (ii) the Buddy’s additional term loan in equal quarterly installments of $287,500, in each case, on the first day of each fiscal quarter, commencing on October 1, 2019. The Buddy’s borrowers are required to prepay the Buddy’s term loan with 75% of consolidated excess cash flow on an annual basis and with the net cash proceeds of certain other customary events. All voluntary prepayments and certain customary mandatory prepayments of the Buddy’s term loan are subject to a prepayment penalty. Prior to the first anniversary of the closing date of the Buddy’s initial term loan, the prepayment penalty is a make-whole premium on the portion of the Buddy’s term loan so prepaid. Thereafter, the amount of the prepayment penalty on the portion of the Buddy’s term loan so prepaid is (a) 3.0%, from the first anniversary of the closing date of the Buddy’s initial term loan through (but not including) the second anniversary of the closing date of the Buddy’s initial term loan, (b) 2.0%, from the second anniversary of the closing date of the Buddy’s initial term loan through (but not including) the third anniversary of the closing date of the Buddy’s initial term loan, and (c) 1.0%, from the third anniversary of the closing date of the Buddy’s initial term loan through (but not including) the fourth anniversary of the closing date of the Buddy’s initial term loan. The Buddy’s borrowers may also be required to pay LIBOR breakage and redeployment costs in certain limited circumstances.

The Buddy’s credit agreement includes customary affirmative, negative and financial covenants binding on the Buddy’s borrowers and the guarantors (collectively, the “Buddy’s loan parties”), including delivery of financial statements and other reports. The negative covenants limit the ability of the Buddy’s loan parties, among other things, to incur debt, incur liens, make investments, sell assets, pay dividends on their capital stock and enter into transactions with affiliates. The financial covenants set forth in the Buddy’s credit agreement include a maximum consolidated leverage ratio and a minimum consolidated fixed charge coverage ratio, in each case with respect to Buddy’s and its subsidiaries, to be tested at the end of each fiscal quarter (other than, with respect to the minimum consolidated fixed charge coverage ratio, the fiscal quarter ending September 30, 2019), and a requirement that the minimum consolidated liquidity of Buddy’s and its subsidiaries must not be less than $1.0 million at any time. In addition, the Buddy’s credit agreement includes customary events of default, the occurrence of certain of which may require that the Buddy’s borrowers pay an additional 2.0% interest on the Buddy’s term loan.

The foregoing description of the Buddy’s credit agreement is qualified in its entirety to the complete text of (i) the Buddy’s initial credit agreement, a copy of which is filed as Exhibit 10.8 to Franchise Group’s Current Report on Form 8-K filed with the SEC on July 11, 2019, and is incorporated herein by reference, (ii) the Buddy’s first amendment, a copy of which is filed as Exhibit 10.1 to Franchise Group’s Current Report on Form 8-K filed with the SEC on August 28, 2019, and is incorporated herein by reference, and (iii) the Buddy’s second amendment, a copy of which is filed as Exhibit 10.1 to Franchise Group’s Current Report on Form 8-K filed with the SEC on October 4, 2019, and is incorporated herein by reference.

Franchise Group Revolving Credit Agreement

Concurrently with the completion of the merger, Franchise Group, as the original borrower, each of Franchise Group’s direct and indirect subsidiaries that are guarantors under the Franchise Group revolving credit agreement, Franchise Group Intermediate L 1, LLC, an indirect subsidiary of Franchise Group (“Holdings”), as a guarantor, and Franchise Group Intermediate L 2, LLC, an indirect subsidiary of Franchise Group (“New Borrower”), as the replacement borrower, entered into a Second Amendment to Credit Agreement and Assumption Agreement (the “Second Amendment”) with Citizens Bank, N.A., as administrative agent (“Citizens”), and the several banks and other financial institutions party thereto (the “Franchise Group lenders”), which was further amended on October 2, 2019 by that certain Third Amendment to Credit Agreement (the “Third Amendment”) entered into by Holdings, New Borrower, each of Franchise Group’s direct and indirect subsidiaries that are guarantors under the Franchise Group revolving credit agreement,

CIBC Bank USA (“CIBC”), successor administrative agent to Citizens, and the Franchise Group lenders, which each amend that certain Credit Agreement, dated as of May 16, 2019, by and among Franchise Group, each of Franchise Group’s direct and indirect subsidiaries party thereto as guarantors, Citizens and the Franchise Group lenders (as amended or otherwise modified prior to the Second Amendment, the “Franchise Group initial revolving credit agreement,” and the Franchise Group initial revolving credit agreement as amended by the Second Amendment and the Third Amendment, the “Franchise Group revolving credit agreement”). The Second Amendment amended the Franchise Group initial revolving credit agreement to release Franchise Group as the borrower thereunder and replace it with New Borrower, with New Borrower assuming all of the obligations, indebtedness and liabilities of Franchise Group under and in respect of the Secured Obligations (as defined in the Franchise Group revolving credit agreement) and with Holdings becoming a Guarantor (as defined in the Franchise Group revolving credit agreement) of the Secured Obligations. The Second Amendment also added a negative covenant to the Franchise Group revolving credit agreement prohibiting Franchise Group from incurring certain types of indebtedness until the Termination Date (as defined in the Franchise Group revolving credit agreement). The Third Amendment amended the Franchise Group revolving credit agreement to extend the Maturity Date (as defined in the Franchise Group revolving credit agreement) to October 2, 2022, to reduce the Applicable Margin (as defined in the Franchise Group revolving credit agreement) used to calculate the interest due under the Franchise Group revolving credit agreement, to reduce the aggregate amount of the Commitments (as defined in the Franchise Group revolving credit agreement) as of the effective date of the Third Amendment from $135.0 million to $125.0 million, and to permit dividends and other distributions under certain conditions. The Third Amendment also eliminated a negative covenant in the Franchise Group revolving credit agreement that prohibited Franchise Group from incurring certain types of indebtedness and liens

Up to $5.0 million may be drawn under the Franchise Group revolving credit agreement for purposes of paying fees and expenses incurred in connection with the transactions contemplated by the business combination agreement.

The foregoing description of (i) the Second Amendment is qualified in its entirety by reference to the complete text of the Second Amendment, a copy of which is filed as Exhibit 10.7 to Franchise Group’s Current Report on Form 8-K filed with the SEC on July 11, 2019, and is incorporated herein by reference, and (ii) the Third Amendment is qualified in its entirety by reference to the complete text of the Third Amendment, a copy of which is filed as Exhibit 10.2 to Franchise Group’s Current Report on Form 8-K filed with the SEC on October 4, 2019, and is incorporated herein by reference.

9.	Background of the Offer

On November 28, 2018, Franchise Group announced that it had received an unsolicited and non-binding proposal from an unaffiliated private equity fund (“Party A”) to acquire all of the outstanding shares of Franchise Group common stock for $13.00 per share. In response to Party A’s proposal, the Board publicly announced its intention to commence a review of strategic alternatives and solicit other potentially interested parties regarding an acquisition of Franchise Group.

Also on November 28, 2018, the Board established a transaction committee (the “Transaction Committee”) of the Board to assist and oversee the management of Franchise Group in the day-to-day discussions and negotiations with Party A in respect of its proposal and the consideration and pursuit of other strategic alternatives and, if applicable, assist and oversee the management of Franchise Group in the day-to-day discussions and negotiations in respect of any proposal or indication of interest received by Franchise Group from other potential acquirers. The Transaction Committee consisted of directors Andrew M. Laurence, Patrick A. Cozza and Bryant R. Riley. Willkie Farr & Gallagher LLP (“Willkie”) served as counsel to the Transaction Committee.

On December 5, 2018, the Transaction Committee engaged Lake Street Capital Markets, LLC (the “Transaction Committee financial advisor”), as its financial advisor to assist it with, among other things, evaluating Party A’s proposal, reviewing Franchise Group’s strategic alternatives and soliciting other potentially interested parties regarding an acquisition of Franchise Group.

On December 10, 2018, Party A entered into a non-disclosure agreement with Franchise Group and was subsequently provided with a confidential information memorandum.

Beginning in late December 2018 and continuing through February 2019, the Transaction Committee met numerous times and the Transaction Committee financial advisor solicited acquisition proposals from approximately 29 potential bidders, which included financial sponsors and potential strategic acquirers and also included one potential bidder that had contacted the Transaction Committee financial advisor following Franchise Group’s November 28, 2018, public announcement that it was considering strategic alternatives. 11 of the potential bidders, including Party B and Party C, discussed below, executed a non-disclosure agreement with Franchise Group and received a confidential information memorandum.

On January 26, 2019, Party A submitted a revised indication of interest that lowered its proposed purchase price from $13.00 per share to $12.00 per share. Party A’s offer was also conditioned upon Franchise Group entering into an exclusivity agreement and an agreement to reimburse Party A for up to $2.5 million of its expenses regardless of whether a transaction was consummated or the per share consideration payable in any transaction. The Transaction Committee determined that entering into an exclusivity agreement with Party A and agreeing to reimburse Party A’s expenses on the terms proposed by Party A were not in the best interests of Franchise Group and its stockholders. However, the Transaction Committee, through the Transaction Committee financial advisor, informed Party A that it would be willing to consider reimbursing Party A’s expenses for up to $2.5 million but only if Party A entered into a definitive agreement to acquire Franchise Group at a price of $13.00 per share or more.

On January 30, 2019, Party A submitted a revised indication of interest that did not include a proposed purchase price and was subject to Franchise Group entering into an exclusivity agreement and agreeing to reimburse Party A for its expenses. The Transaction Committee, through the Transaction Committee financial advisor, informed Party A that it was unwilling to enter into an exclusivity agreement or expense reimbursement if Party A was unwilling to indicate its proposed purchase price.

On February 8, 2019, Party A submitted a revised indication of interest at $12.00 per share that was subject to Franchise Group entering into an exclusivity agreement and agreeing to reimburse Party A for its expenses. The Transaction Committee again determined that entering into an exclusivity agreement with Party A and agreeing to reimburse Party A’s expenses on the terms proposed by Party A were not in the best interests of Franchise Group and its stockholders. Although the Transaction Committee was willing to continue negotiating a potential transaction with Party A, the Transaction Committee determined that Party A’s proposal of $12.00 per share did not justify entering into an exclusivity agreement, which would have required the Transaction Committee to stop its solicitation of alternative acquisition proposals. In addition, because Party A was unwilling to condition its requested expense reimbursement on a minimum per share purchase price, the Transaction Committee was also concerned about the risk that Party A could lower its purchase price during the negotiations and after the exclusivity agreement was in effect.

On February 14, 2019, Party A notified Franchise Group that it was no longer interested in acquiring Franchise Group, in part due to Franchise Group’s continued unwillingness to agree to enter into an exclusivity agreement and an agreement to reimburse Party A for its expenses.

On February 18, 2019, a potential acquirer (“Party B”) submitted a non-binding indication of interest to acquire all of the outstanding shares of Franchise Group common stock in the range of $8.00 to $9.00 per share.

On February 21, 2019, following discussions with the Transaction Committee financial advisor and Franchise Group’s management, Party B submitted a revised indication of interest in the range of $9.50 to $10.25 per share. The Transaction Committee determined that Party B’s proposed purchase price was unacceptable, and Party B declined to increase its offer.

On March 21, 2019, another potential acquirer (“Party C”) submitted a non-binding indication of interest to acquire all of the outstanding shares of Franchise Group common stock without specifying an indicative purchase price or valuation range. Party C declined a request by the Transaction Committee to propose a purchase price, but Party C indicated that the purchase price likely would be significantly below the publicly announced proposal from Party A of $13.00 per share. Specifically, Party C stated that the Transaction Committee should pursue other opportunities that might provide a valuation similar to Party A’s proposal if any such opportunities existed. Thus, while Party C refused to provide the Transaction Committee with any valuation to consider despite the Transaction Committee’s request that it do so, Party C’s response led the Transaction Committee to conclude that Party C’s valuation of Franchise Group would be similar to the range proposed by Party B and, in any event, less than $12.00 per share.

On March 29, 2019, the Transaction Committee determined to conclude the solicitation of potentially interested parties regarding an acquisition of Franchise Group based on the Transaction Committee’s belief that there were no third parties interested in acquiring Franchise Group at a valuation that would be acceptable to the Transaction Committee.

On April 9, 2019, Party C contacted the Transaction Committee’s financial advisor and indicated a preliminary valuation range of five to seven times Franchise Group’s fiscal 2019 earnings before interest, tax, depreciation and amortization, or EBITDA. The Transaction Committee considered Franchise Group’s management’s estimated EBITDA for fiscal 2019, Party C’s previous refusal to provide a valuation and Party C’s prior statement that any purchase price likely would be significantly below the publicly announced proposal from Party A of $13.00 per share. The Transaction Committee also considered the risk that Party C was seeking access to Franchise Group’s confidential information for reasons other than pursuing a strategic transaction with Franchise Group. Based on the foregoing, the Transaction Committee did not believe that continued discussions with Party C were likely to result in a definitive transaction that would be in Franchise Group’s and its stockholders’ best interests. Therefore, the Transaction Committee did not engage in further discussions with Party C.

In April 2019, Mr. Laurence, who is a member of the Board and a partner of Vintage, informed the Board that Vintage was having preliminary discussions as to whether a strategic transaction between Vintage and Franchise Group was possible. In connection with its evaluation of alternative strategies with respect to Franchise Group, Vintage had preliminary discussions with Mr. Riley and others from B. Riley.

On May 3, 2019, Vintage delivered a letter to the Board proposing the exploration of a recapitalization of Franchise Group that would include a mechanism for all stockholders of Franchise Group, at their election, to receive $12.00 per share in cash for any or all of their shares of Franchise Group common stock, which transaction may include the contribution of operating assets in Franchise Group. The proposed price of $12.00 per share as set forth in Vintage’s letter reflected a premium of approximately 31% over the trading price of $9.15 per share of Franchise Group common stock on May 3, 2019.

On May 4, 2019, the Board held a meeting to discuss Vintage’s proposal at which representatives of Franchise Group’s inside and outside counsel were present. Following discussion, the Board established the Special Committee, consisting of Patrick A. Cozza, Thomas Herskovits, Lawrence Miller and G. William Minner, Jr., to review and evaluate Vintage’s proposal as well as other strategic alternatives. Among other things, the Board delegated to the Special Committee the full and exclusive power and authority to review and evaluate Vintage’s proposal and any potential alternative transactions; negotiate and approve the terms and conditions of Vintage’s proposal and any potential alternative transaction; determine whether a transaction with Vintage or any alternative transaction was fair to, and in the best interests of, Franchise Group’s stockholders that were not affiliated with Vintage; and determine to pursue or not to pursue Vintage’s proposal or any potential alternative transaction. In connection with the establishment of the Special Committee, the Board resolved not to approve or recommend, and that Franchise Group would not engage or enter into, any transaction with Vintage without the prior affirmative recommendation and approval of the Special Committee. Mr. Cozza was elected as the chair of the Special Committee. Each of the Special Committee’s members was independent and disinterested with respect to Franchise Group, Vintage and the transactions proposed by Vintage (which transactions are referred to in this “Background of the Offer” section of this offer to purchase as the “Transactions”).

On May 6, 2019, Franchise Group issued a press release indicating that it had received Vintage’s proposal and that the Board had formed the Special Committee to review Vintage’s proposal and other strategic alternatives that might be available to Franchise Group. Also on May 6, 2019, Vintage disclosed its proposal by filing an amendment to its Schedule 13D with the SEC, which included a copy of Vintage’s letter to the Board as an exhibit.

On May 8, 2019, the Special Committee engaged Hunton Andrews Kurth LLP (“Hunton”) as its legal counsel.

On May 13, 2019, the Special Committee held a meeting at which representatives of Hunton were present to discuss Vintage’s proposal. A representative from Hunton reviewed the members of the Special Committee’s fiduciary duties with the Special Committee. Mr. Cozza, who served on the Transaction Committee, also reviewed with the Special Committee the process taken by the Transaction Committee between November 2018 and March 2019, including its negotiations with Party A, Party B and Party C. The Special Committee also discussed the retention of a financial advisor to advise the Special Committee and agreed to identify a list of potential financial advisors for its consideration.

On May 22, 2019, Vintage delivered to the Special Committee a non-binding term sheet with respect to the Transactions. The term sheet generally contemplated that (i) Franchise Group would acquire Buddy’s at an enterprise value of $122.0 million (less approximately $25 .0million of indebtedness that would be repaid at the completion of the acquisition from proceeds received under the Buddy’s term loan, which is described in Section 8 under the heading “DEBT FINANCING – Buddy’s Term Loan”) in exchange for shares of Franchise Group common stock and (ii) Franchise Group or an affiliate of Vintage would purchase any and all shares of Franchise Group common stock held by Franchise Group’s stockholders (other than Vintage and its affiliates) at a price of $12.00 per share and without a minimum tender condition. The term sheet also contemplated that the existing indebtedness of Buddy’s would be refinanced, with the proceeds of such refinancing being used to pay Buddy’s existing indebtedness of approximately $25.0 million and the remainder being used to finance the tender offer, if necessary, or for general corporate purposes following the completion of the Buddy’s acquisition, and a subscription agreement from an affiliate of Vintage pursuant to which such affiliate would purchase shares of Franchise Group common stock at a per share price of $12.00 for an aggregate payment of $25.0 million and to purchase such additional shares of Franchise Group common stock at a per share price of $12.00 to the extent necessary to provide sufficient funds to complete the tender offer. Vintage’s proposal was not conditioned on entering into an exclusivity agreement or reimbursing Vintage for its expenses in the event that a transaction was not consummated.

On May 23, 2019, the Special Committee held a meeting at which representatives of Hunton were present. During the meeting, the Special Committee discussed Vintage’s term sheet and the retention of a financial advisor.

On May 28, 2019, Mr. Cozza, Brian Kahn, the founder and investment manager of Vintage and a member of the Board, and representatives of each of Hunton and Willkie, legal counsel to Vintage, had a telephone conference regarding Vintage’s term sheet and the proposed Transactions. During this call, Mr. Kahn expressed his view that the Special Committee should evaluate Vintage’s proposal promptly, that Vintage would not hold the proposal open indefinitely and that the terms of the proposal could change or be withdrawn if Franchise Group’s financial condition or market conditions deteriorated.

On May 29, 2019, the Special Committee held a meeting at which representatives of Hunton were present. Prior to the meeting, the Special Committee had reviewed proposals from three prospective financial advisors and interviewed two of the prospective financial advisors. At the meeting, the Special Committee authorized the engagement of Houlihan Lokey Capital, Inc. (“Houlihan Lokey”), as the Special Committee’s financial advisor. The Special Committee selected Houlihan Lokey based on its experience and reputation. Based on information provided by Houlihan Lokey at the request of the Special Committee, the Special Committee determined that Houlihan Lokey did not have any relationships that would prevent it from providing objective advice to the Special Committee.

Also on May 29, 2019, Franchise Group, Vintage and Buddy’s executed a non-disclosure agreement with respect to the Transactions.

On June 4, 2019, at the request of the Special Committee, representatives of Houlihan Lokey had a telephone conference with Mr. Kahn to discuss the Transactions and coordinate the exchange of confidential information between Buddy’s and Franchise Group. In addition, at the direction of the Special Committee, representatives of Houlihan Lokey asked Mr. Kahn whether Vintage or Buddy’s would be interested in acquiring all of the outstanding shares of Franchise Group common stock, and Mr. Kahn indicated that they were not.

On June 10, 2019, the Special Committee held a meeting at which representatives of Hunton were present to discuss the Transactions. At this meeting, the Special Committee discussed Vintage’s position that the Transactions must be negotiated promptly and the risk that Vintage might withdraw or change the terms of its proposal. The Special Committee also discussed whether to solicit alternative transaction proposals from third parties and decided to give further consideration to such matter after further consultation with representatives of Houlihan Lokey and Hunton.

Also on June 10, 2019, representatives of Houlihan Lokey had a telephone conference with Mr. Kahn and Michael Bennett, Chief Operating Officer of Buddy’s, regarding Houlihan Lokey’s review of financial information of Buddy’s.

Also on June 10, 2019, representatives of Willkie delivered to representatives of Hunton an initial draft of the business combination agreement. Representatives of Hunton and Willkie also had a telephone conference to discuss, among other things, Vintage’s proposed timeline for negotiating and completing the Transactions.

On June 13, 2019, representatives of Willkie delivered to representatives of Hunton initial drafts of the subscription agreements pursuant to which an affiliate of Vintage would purchase Franchise Group common stock at a price of $12.00 per share.

On June 14, 2019, representatives of each of Hunton and Willkie had a telephone conference to discuss the Transactions, including certain issues raised in the draft business combination agreement. During this telephone conference, representatives of Willkie also indicated that Vintage wanted the Special Committee to determine whether the Special Committee would proceed with the Vintage proposal by the end of June 2019.

On June 18, 2019, the Special Committee held a meeting at which representatives of Hunton and Houlihan Lokey were present. Representatives of Hunton reviewed with the Special Committee its fiduciary duties. Representatives of Hunton also reviewed the material terms of the Transactions, including the business combination agreement and the subscription agreements. Representatives of Houlihan Lokey reviewed with the Special Committee preliminary considerations with respect to Franchise Group and the Transactions, as well as information provided by Buddy’s about Buddy’s and the markets in which it operates. During the meeting, the Special Committee considered various matters, including, among other things, Franchise Group’s recent financial performance; Franchise Group’s historical stock price and the prospects for relisting the Franchise Group common stock on Nasdaq; the fact that the acquisition of Buddy’s would cause Franchise Group to enter a new industry, which presented certain opportunities and risks; the concentration of voting shares within Franchise Group’s stockholder base and the amount of voting power that the Vintage Group might hold after completion of the Transactions, including under various scenarios depending on the outcome of the tender offer; and the management and Board composition of Franchise Group following the Transactions. The Special Committee also considered whether to solicit alternative transaction proposals from third parties. During the discussion, the Special Committee consulted with representatives of Houlihan Lokey and considered, among other things, that Vintage’s proposal was publicly disclosed on May 6, 2019, and no third parties had contacted Franchise Group, the Special Committee or the Board to express interest in a strategic transaction with Franchise Group; that on November 28, 2018, Franchise Group had announced its receipt of the unsolicited and non-binding proposal from Party A, which had alerted potential acquirers of Franchise Group’s willingness to discuss a strategic transaction; that between December 2018 and February 2019, the Transaction Committee had solicited indications of interest from approximately 30 potential acquirers; that the Transaction Committee’s process had not resulted in any proposals that were acceptable to it or that were equal to or in excess of $12.00 per share; and that Franchise Group’s recent financial performance had not met Franchise Group’s expectations. The Special Committee believed those factors supported its view that it was unlikely that any third party would be interested in consummating a transaction in excess of $12.00 per share. The Special Committee also considered the fact that Vintage had indicated it was unwilling to keep its proposal outstanding indefinitely. Based on the foregoing and the Special Committee’s preliminary view that the proposed tender offer was an attractive opportunity for Franchise Group’s stockholders, including because the proposed tender offer price of $12.00 per share represented a premium of approximately 31% over the share price of Franchise Group common stock at the close of trading on May 3, 2019, the last trading day prior to the public announcement of Vintage’s proposal, and after consultation with representatives of Houlihan Lokey and Hunton, the Special Committee decided not to solicit third-party indications of interest. However, the Special Committee also decided that it would revisit that issue the following week based on the progression of Franchise Group’s review of Buddy’s and the negotiations with Vintage. The Special Committee also considered various issues reflected in the draft business combination agreement and instructed representatives of Hunton to communicate its position on those issues to Vintage.

On June 19, 2019, representatives of each of Hunton and Willkie had a telephone conference to discuss the business combination agreement, during which representatives of Hunton conveyed the Special Committee’s position with respect to certain material issues, including (i) the Special Committee’s view that Vintage must pay a significant termination fee to Franchise Group if the Buddy’s acquisition was not consummated due to a financing failure with respect to the Buddy’s refinancing; (ii) that if the completion of the Buddy’s acquisition was not to occur promptly after signing the business combination agreement, the tender offer should be commenced before the completion of the Buddy’s acquisition; (iii) that Buddy’s equity holders must agree to indemnify Franchise Group for any breach or inaccuracy of Buddy’s representations and warranties in the business combination agreement or, alternatively, that Franchise Group’s having obtained a representation and warranty insurance policy must be a condition to completing the Buddy’s acquisition; (iv) that Vintage must agree to a cap on the number of voting shares of Franchise Group that the Vintage Group could own; and (v) that Vintage, the Buddy’s equity holders, B. Riley and certain of their respective affiliates must agree in their capacity as Franchise Group stockholders to vote in favor of amendments to Franchise Group’s certificate of incorporation that would require, among other things, that all holders of Franchise Group common stock receive consideration in the same form and of the same kind and amount, calculated on a per share basis, in certain fundamental transactions and that certain transactions with persons owning 20% or more of the then outstanding Franchise Group common stock would require the approval of a supermajority of the voting power of Franchise Group’s capital stock held by unaffiliated stockholders, the approval of independent directors or the satisfaction of certain price requirements.

Also on June 19, 2019, Buddy’s made an online dataroom available to representatives of the Special Committee and Franchise Group’s management and advisors and began providing them with confidential information concerning Buddy’s. Thereafter and through early July 2019, representatives of each of the Special Committee and Franchise Group’s management and their respective advisors reviewed information regarding Buddy’s and held numerous teleconferences with representatives of Buddy’s, Willkie and Vintage regarding such review. In addition, representatives of each of Willkie, Franchise Group and Franchise Group’s outside counsel negotiated the terms of the financing agreements relating to the Buddy’s financing and the amendments to Franchise Group’s existing credit agreement.

On June 20, 2019, representatives of Willkie delivered to representatives of Hunton initial drafts of the limited liability company agreement of New Holdco and the certificate of designation for the Franchise Group preferred stock.

On June 24, 2019, the Special Committee held a teleconference meeting with Mr. Kahn and Mr. Bennett. Representatives of each of Hunton, Houlihan Lokey and Willkie also were present. During this meeting, the parties discussed the strategy, business, operations and financial projections of Buddy’s prepared by Buddy’s management, as well as the proposed strategy, business and operations of Franchise Group after giving effect to the Buddy’s acquisition. Mr. Kahn also reviewed with the Special Committee his view that the Transactions would be the first step in a strategic transformation of Franchise Group and that, following the completion of the Transactions, Franchise Group would evaluate the acquisition of or investment in other franchise-oriented or complementary businesses, including businesses not presently subject to franchising arrangements but that have the potential to be franchised in the future.

On June 25, 2019, the Special Committee held a meeting at which representatives of Hunton and Houlihan Lokey were present. The Special Committee was updated on the status of Franchise Group’s review of Buddy’s. The Special Committee also discussed the financial projections for Franchise Group. In addition, the Special Committee reviewed the factors it considered at its June 18, 2019, meeting regarding whether to solicit alternative proposals and, after consultation with representatives of Houlihan Lokey and Hunton, reaffirmed its decision to proceed with negotiating Vintage’s proposal and not solicit alternative proposals.

On June 26, 2019, the Special Committee held a meeting at which representatives of Hunton were present. Representatives of Hunton reviewed a proposed draft of the business combination agreement with the Special Committee. After the meeting, representatives of Hunton sent representatives of Willkie a revised draft of the business combination agreement.

On June 27, 2019, representatives of Hunton delivered to representatives of Willkie revised drafts of the subscription agreements and the certificate of designation for the Franchise Group preferred stock. Also on June 27, 2019, representatives of Willkie delivered to representatives of Hunton initial drafts of the tax receivable agreement, which generally provided that the Buddy’s equity holders would receive 85% of Franchise Group’s realized tax benefits resulting from a redemption of their New Holdco common units, and the Franchise Group charter amendments, which did not reflect the terms previously requested by the Special Committee relating to the treatment of holders of Franchise Group common stock in certain fundamental transactions or certain requirements applicable to certain transactions with persons owning 20% or more of the then outstanding Franchise Group common stock.

On June 28, 2019, representatives of Hunton delivered to representatives of Willkie a revised draft of the Franchise Group charter amendments, including the Special Committee’s proposal to require that all holders of Franchise Group common stock would receive consideration in the same form and of the same kind and amount, calculated on a per share basis, in certain fundamental transactions and that certain transactions with persons owning 20% or more of the then outstanding Franchise Group common stock would require the approval of a supermajority of the voting power of Franchise Group’s capital stock held by unaffiliated stockholders, the approval of independent directors or the satisfaction of certain price requirements.

Also on June 28, 2019, representatives of Houlihan Lokey, on behalf of the Special Committee, had a telephone conference with Mr. Kahn to discuss the financial terms of the Transactions.

On June 29, 2019, representatives of Hunton delivered to representatives of Willkie a revised draft of the limited liability company agreement of Newco, and representatives of Willkie delivered to representatives of Hunton revised drafts of the business combination agreement and subscription agreements.

On June 30, 2019, the Special Committee held a meeting at which representatives of Hunton and Houlihan Lokey were present. At this meeting, the Special Committee discussed the business combination agreement and provided direction to representatives of Hunton and Houlihan Lokey with respect to various terms of the Transactions. The Special Committee also received an update on Franchise Group’s review of Buddy’s.

Later on June 30, 2019, representatives of each of Houlihan Lokey and Hunton, on behalf of the Special Committee, and representatives of Willkie, on behalf of Vintage and Buddy’s, had a telephone conference to negotiate certain issues in the business combination agreement and to discuss other matters relating to the Transactions. Representatives of Hunton indicated, among other things, that the size of Vintage’s proposed termination fee payable to Franchise Group in the event of a financing failure was unacceptable to the Special Committee, that obtaining a representation and warranty insurance policy must be a condition to Franchise Group’s obligation to complete the transaction and that the purchase price and tender offer price remained open issues. In response, a representative of Willkie presented Vintage’s counter-proposal to complete the Buddy’s acquisition simultaneously with the execution of the business combination agreement rather than signing the business combination agreement and subsequently completing the Buddy’s acquisition. The representative of Willkie explained Vintage’s view that this proposal would render moot a number of open issues in the business combination agreement, including with respect to the size of the termination fees, financing covenants, closing conditions and covenants regarding the operations of Franchise Group and Buddy’s between signing the business combination agreement and completing the Buddy’s acquisition. Representatives of Willkie also indicated that, while Vintage would agree that a representation and warranty insurance policy must be obtained in connection with signing and completing the Buddy’s acquisition, Vintage was firm on the proposed purchase price for Buddy’s and the tender offer price.

On July 1, 2019, the Special Committee held a meeting at which representatives of Hunton and Houlihan Lokey were present. In addition, Michael S. Piper, Franchise Group’s chief financial officer, was present for a portion of the meeting. Mr. Piper reviewed the status of Franchise Group’s review of Buddy’s, including with respect to its financial condition. Mr. Piper also reviewed the financial projections for Franchise Group, including the impact of estimated cost savings resulting from certain initiatives. Representatives of Hunton updated the Special Committee on the status of Franchise Group’s review of Buddy’s. Representatives of Hunton also reviewed Vintage’s positions that were communicated to them on June 30, 2019, including that the parties complete the Buddy’s acquisition simultaneously with the execution of the business combination agreement rather than signing the business combination agreement and subsequently completing the Buddy’s acquisition. The Special Committee determined that Vintage’s proposal to sign and complete the Buddy’s acquisition on the same date was generally acceptable if the other material open issues could be resolved. Representatives of Houlihan Lokey reviewed its preliminary financial analysis with respect to Buddy’s and Franchise Group, as well as considerations related to the financial terms of the Transactions. After discussion, the Special Committee decided not to attempt to negotiate an increase to the tender offer price. The Special Committee directed representatives of Houlihan Lokey, however, to try to negotiate a lower purchase price to acquire Buddy’s and to eliminate the tax receivable agreement as a part of the Transactions. Later that day, representatives of Houlihan Lokey had a telephone conference with Mr. Kahn to communicate the Special Committee’s positions, including the Special Committee’s request to lower the purchase price to acquire Buddy’s.

Also on July 1, 2019, representatives of Hunton delivered to representatives of Willkie initial drafts of the form of the voting agreements pursuant to which, among other things, Vintage would agree to a cap on its share ownership of Franchise Group and Vintage, the Buddy’s equity holders, B. Riley and their respective affiliates would agree to vote in favor of the Franchise Group charter amendments. Also on July 1, 2019, representatives of each of Hunton and Houlihan Lokey, on behalf of the Special Committee, and representatives of Willkie, on behalf of Vintage and Buddy’s, had a telephone conference to negotiate certain provisions of the business combination agreement and to discuss certain other matters relating to the Transactions.

On July 2, 2019, Mr. Kahn called representatives of Houlihan Lokey to inform them that Vintage and Buddy’s were not willing to reduce the Buddy’s purchase price or eliminate completely the tax receivable agreement, but he indicated that they might be willing to reduce the proportion of any realized tax benefits that would be received by the Buddy’s equity holders and to increase the proportion of such tax benefits received by Franchise Group under the tax receivable agreement.

Later on July 2, 2019, the Special Committee held a meeting at which representatives of Hunton and Houlihan Lokey were present. Representatives of Houlihan Lokey informed the Special Committee of the positions of Vintage and Buddy’s that they would not reduce the Buddy’s purchase price but were willing to negotiate the allocation of realized tax benefits under the tax receivable agreement. Following discussion, the Special Committee determined to agree to the proposed Buddy’s purchase price but instructed representatives of Houlihan Lokey to communicate revised terms of the tax receivable agreement, including the allocation of realized tax benefits between Franchise Group and the Buddy’s equity holders, to Vintage. In addition, the Special Committee gave representatives of Hunton and Houlihan Lokey direction on certain remaining issues in the business combination agreement and other transaction documents.

From July 2, 2019, to July 8, 2019, representatives of each of Hunton and Willkie continued to negotiate the remaining issues in the transaction documents. In addition, representatives of each of Willkie, Franchise Group and Franchise Group’s outside counsel continued to negotiate the terms of the financing agreements relating to the Buddy’s financing and the amendments to Franchise Group’s existing credit agreement. Franchise Group and the Special Committee also continued their review of Buddy’s.

On July 8, 2019, the Special Committee held a meeting at which representatives of Houlihan Lokey and Hunton were present. At this meeting, the Special Committee considered certain remaining issues in the Franchise Group charter amendments and the tax receivable agreement. The Special Committee gave representatives of Hunton and Houlihan Lokey direction on these issues and directed them to continue negotiating the terms of the Franchise Group charter amendments and the tax receivable agreement, including the allocation of realized tax benefits between Franchise Group and the Buddy’s equity holders, subject to the Special Committee’s further direction and final approval.

On July 9, 2019, representatives of Houlihan Lokey had a telephone conference with Mr. Kahn to discuss the remaining material open issues in the tax receivable agreement, including the allocation of tax benefits between Franchise Group and the Buddy’s equity holders. During this call, Mr. Kahn agreed to an allocation of realized tax benefits under the tax receivable agreement of 60% to Franchise Group and 40% to the Buddy’s equity holders. In addition, Mr. Kahn agreed to the Special Committee’s request that, in a change of control transaction, the Buddy’s equity holders would only receive such allocation of tax benefits if and to the extent the amount of the tax benefits was specifically allocated in the definitive agreement providing for such change of control transaction.

Later on July 9, 2019, the Special Committee held a meeting at which representatives of Houlihan Lokey and Hunton were present. Representatives of Houlihan Lokey reviewed with the Special Committee its financial analyses of Franchise Group and Buddy’s. Representatives of Hunton reviewed with the Special Committee its fiduciary duties and the material terms of the transaction documents. Following discussion, the Special Committee directed Hunton to finalize the transaction documents.

On July 10, 2019, the Special Committee held a meeting at which representatives of Hunton and Houlihan Lokey were present. Representatives of Hunton updated the Special Committee on the resolution of the remaining issues in the transaction documents. Houlihan Lokey then reviewed and discussed its financial analyses and advice with respect to Franchise Group and the Transactions, including, at the request of the Special Committee, its oral opinion to the Special Committee (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Special Committee, dated July 10, 2019), as to, as of such date, the fairness, from a financial point of view, to the holders of Franchise Group common stock other than Vintage, B. Riley, any holder of Franchise Group common stock who will, directly or indirectly, retain or otherwise hold an equity interest in Franchise Group after giving effect to the offer, and each of their respective affiliates (collectively, the “Excluded Holders”) of the per share price to be received by such holders other than the Excluded Holders in the offer pursuant to the business combination agreement. In addition, Houlihan Lokey orally rendered its opinion to the Special Committee (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Special Committee, dated July 10, 2019), as to, as of such date, the fairness, from a financial point of view, to Franchise Group of the 0.459315 New Holdco common units and 0.091863 shares of Franchise Group preferred stock to be issued collectively by New Holdco and Franchise Group in exchange for each outstanding common unit of Buddy’s in the merger pursuant to the business combination agreement. Following discussion, the Special Committee unanimously approved the execution of the business combination agreement and other transaction documents and the Transactions, including the offer, and resolved to recommend the Transactions, including the offer, to the Board.

Later on July 10, 2019, a joint meeting of the Board and the Audit Committee of the Board took place. Representatives of each of Franchise Group’s management and Franchise Group’s outside counsel were present at the request of the Board, and representatives of each of Hunton and Houlihan Lokey were present at the request of the Special Committee. Following discussion, each of the Board and the Audit Committee of the Board authorized and approved the execution of the business combination agreement and other transaction documents and the Transactions, including the offer. The business combination agreement and other transaction documents were executed and the Buddy’s acquisition was completed, and a press release announcing the Transactions was issued, later that day.

FRANCHISE GROUP’S REASONS FOR THE TRANSACTIONS

Determinations of the Special Committee

The Special Committee unanimously approved the business combination agreement and the transactions contemplated therein, including the merger and the offer. In reaching its conclusions, the Special Committee consulted with its financial and legal advisors and Franchise Group’s management, and considered the following factors, each of which had a positive effect on the Special Committee’s determination:

•	the Special Committee’s review, including with the assistance of its financial advisor, of Franchise Group’s business, operations, financial condition and prospects and certain strategic alternatives that might be available to Franchise Group, including to decline to acquire Buddy’s, maintain Franchise Group’s previous strategic direction as a provider of tax preparation services and focus on attempting to re-list shares of Franchise Group common stock on Nasdaq or another national securities exchange or, as discussed below, pursue potential alternative transactions with third parties;
•	the Special Committee’s review, including with the assistance of its financial advisor, of the process undertaken by the Transaction Committee and its financial advisor, the fact that such process did not result in any proposals that were acceptable to the Transaction Committee or that were equal to or in excess of $12.00 per share, the fact that Vintage’s proposal was publicly disclosed on May 6, 2019, and no third parties had contacted Franchise Group, the Special Committee or the Board to express interest in a strategic transaction with Franchise Group and, in light of the foregoing, the Special Committee’s view that there were unlikely to be any credible alternative transactions available to Franchise Group that would result in Franchise Group’s stockholders receiving more than $12.00 per share for their shares of Franchise Group common stock;
•	the Special Committee’s review, including with the assistance of its financial advisor, of general economic, industry and financial market conditions within the markets in which Franchise Group and Buddy’s operate;
•	the Special Committee’s view, including with the assistance of its financial advisor, and after considering the results of its review of Buddy’s business and various other information, including the unaudited prospective financial information of Buddy’s included under “CERTAIN UNAUDITED PROSPECTIVE FINANCIAL INFORMATION – Buddy’s Financial Projections,” that the implied purchase price of $122.0 million to acquire Buddy’s was fair to Franchise Group and its stockholders unaffiliated with the Vintage Group;
•	that the offer price of $12.00 per share reflects a premium of approximately 26.2% over the last reported sale price of Franchise Group common stock on November 28, 2018, the last trading day before Franchise Group’s receipt of the unsolicited and non-binding proposal from Party A was publicly announced, which was $9.51 per share; approximately 31% over the last reported sale price of Franchise Group common stock on May 3, 2019, the last trading day before Vintage’s proposed transaction was publicly announced, which was $9.15 per share; and approximately 23.7% over the last reported sale price of Franchise Group common stock on July 10, 2019, the last full trading day before announcement of the merger and the offer, which was $9.70 per share;
•	that the offer would not be subject to a minimum tender condition, and so each Franchise Group stockholder would have the option to tender all or a portion of such stockholder’s shares of Franchise Group common stock regardless of whether any other stockholder was to tender such stockholder’s shares;
•	that the offer would be for any and all shares of Franchise Group common stock (although the Vintage Group and B. Riley and certain of its affiliates agreed not to tender any of their respective shares of Franchise Group common stock, which helped ensure that Franchise Group would have sufficient funds to complete the offer);

•	that the offer is a voluntary transaction in which Franchise Group’s stockholders may choose whether or not to participate;
•	that the offer enabled Franchise Group’s stockholders that seek liquidity for all or a portion of their shares of Franchise Group common stock to receive cash in exchange for their shares of Franchise Group common stock, without potential disruption to the share price of Franchise Group common stock and the usual transaction costs associated with market sales, especially of thinly traded companies like Franchise Group, while, at the same time, allowing Franchise Group’s stockholders who do not tender their shares of Franchise Group common stock in the offer to share in Franchise Group’s future potential earnings or growth;
•	the financial analyses reviewed by Houlihan Lokey with the Special Committee as well as the oral opinion of Houlihan Lokey rendered to the Special Committee on July 10, 2019 (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Special Committee dated July 10, 2019), as to, as of such date, the fairness, from a financial point of view, to the holders of Franchise Group common stock other than the Excluded Holders of the offer price to be received by such holders other than the Excluded Holders in the offer pursuant to the business combination agreement;
•	the requirement in the business combination agreement that Franchise Group submit to the Franchise Group stockholders for their approval (or obtain the written consent of the requisite Franchise Group stockholders with respect to) certain amendments to Franchise Group’s certificate of incorporation that, among other things, require that (a) all holders of Franchise Group common stock receive consideration in the same form and of the same kind and amount, calculated on a per share basis, in certain fundamental transactions, and (b) certain transactions with persons owning 20% or more of the then outstanding Franchise Group common stock would require (i) the approval of 66-2/3% of the voting power of Franchise Group’s capital stock held by unaffiliated stockholders, (ii) the approval of independent directors or (iii) the satisfaction of certain price requirements (as described in greater detail in Section 10 under the heading “FRANCHISE GROUP CHARTER AMENDMENTS”), and the Special Committee’s view that such amendments were likely to be approved by the requisite Franchise Group stockholders because the Vintage Group, B. Riley and certain of its affiliates and each of the Buddy’s equity holders agreed pursuant to the voting agreements to vote their respective shares of voting stock of Franchise Group in favor of or consent in writing to such amendments (as described in greater detail in Section 10 under the heading “VOTING AGREEMENTS”);
•	that, subject to certain exceptions set forth in the applicable voting agreement, the Vintage Group agreed not to acquire any additional shares of Franchise Group capital stock to the extent that any such acquisition would cause the Vintage Group to beneficially own more than 105% of the amount of Franchise Group capital stock that Vintage and its affiliates hold after the completion of the offer until the earlier of the date that Vintage and its affiliates cease to beneficially own at least 15% of the outstanding voting stock of Franchise Group or there is a change of control of Franchise Group or New Holdco; and
•	the likelihood that the transactions contemplated by the business combination agreement, including the offer, would be consummated, including the fact that the merger would be completed on the same date that the parties entered into the business combination agreement, that New Holdco would receive the net proceeds under the Buddy’s debt financing and Franchise Group would receive the proceeds under the closing subscription agreement on the closing date of the merger to fund the offer and that the offer would not be subject to any financing condition due to Tributum’s agreement to purchase additional shares of Franchise Group common stock under the post-closing subscription agreement if necessary (after taking into account certain other funding sources available to Franchise Group) to provide sufficient funds to complete the offer.

NEGATIVE FACTORS CONSIDERED BY THE SPECIAL COMMITTEE

The Special Committee also considered potentially negative factors that could arise or do arise from the transactions, including the following:

•	the Vintage Group’s significant ownership interest in Franchise Group that would result from the merger, including from the issuance of the New Holdco common units and Franchise Group preferred stock in the merger and the issuance of shares of Franchise Group common stock to Tributum, a member of the Vintage Group, pursuant to the subscription agreements (which are described in greater detail in Section 8 under the heading “EQUITY FINANCING”); the fact that the Vintage Group and B. Riley’s respective ownership interest percentages in Franchise Group will increase as a result of any shares of Franchise Group common stock being tendered in the offer; and that stockholders who do not tender their shares of Franchise Group common stock may have little ability to influence Franchise Group going forward (as described in greater detail in Section 19 under the heading “RISK FACTORS”);
•	the expected financial effects of the offer and the aggregate amount of indebtedness of Franchise Group that would be outstanding after the completion of the merger, including indebtedness under the Buddy’s initial term loan funded upon completion of the merger (as described in greater detail in Section 8 under the heading “DEBT FINANCING”), and the potential effects of such indebtedness on Franchise Group’s financial condition after the merger;
•	that the consummation of the offer likely will result in a decrease in Franchise Group’s “public float” (i.e., the number of shares of Franchise Group common stock owned by non-affiliate stockholders and available for trading in the securities markets), which may result in limited liquidity and trading volume of the Franchise Group common stock after the consummation of the offer and could result in an increase in price volatility;
•	the risk that Franchise Group may not be able to re-list shares of Franchise Group common stock on Nasdaq or any other national securities exchange in a timely manner or at all, and that Franchise Group may not be able to maintain any such listing;
•	the risks and challenges inherent in executing Franchise Group’s new strategy of acquiring or investing in other franchise-oriented or complementary businesses, including businesses that are not presently subject to franchising arrangements but that have the potential to be franchised in the future; and
•	the costs of integrating the Buddy’s business.

RECOMMENDATION OF THE SPECIAL COMMITTEE

The foregoing discussion of the information and factors considered by the Special Committee is not intended to be exhaustive but is believed to include all material factors considered by it. In reaching its determination, the Special Committee concluded that the potential benefits outweighed the potential risks, but did not, in view of the wide variety of information and factors considered, assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors.

FOR THE REASONS DISCUSSED ABOVE, THE SPECIAL COMMITTEE UNANIMOUSLY APPROVED THE OFFER, THE BUSINESS COMBINATION AGREEMENT AND OTHER TRANSACTION DOCUMENTS, THE EQUITY FINANCING AND THE DEBT FINANCING. HOWEVER, NEITHER FRANCHISE GROUP, THE BOARD NOR THE SPECIAL COMMITTEE MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR SHARES OF FRANCHISE GROUP COMMON STOCK. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES OF FRANCHISE GROUP COMMON STOCK AND, IF SO, HOW MANY SHARES OF FRANCHISE GROUP COMMON STOCK TO TENDER. FRANCHISE GROUP’S DIRECTORS AND EXECUTIVE OFFICERS, OTHER THAN THOSE AFFILIATED WITH THE VINTAGE GROUP (WHICH HOLDS APPROXIMATELY 4,158,484 SHARES OF FRANCHISE GROUP COMMON STOCK AS OF SEPTEMBER 30, 2019, OR APPROXIMATELY 10,329,429 SHARES OF FRANCHISE GROUP COMMON STOCK ASSUMING THE VINTAGE GROUP WERE TO REDEEM ALL OF THEIR NEW HOLDCO COMMON UNITS AND SHARES OF FRANCHISE GROUP PREFERRED STOCK IN EXCHANGE FOR SHARES OF FRANCHISE GROUP COMMON STOCK) AND B. RILEY AND CERTAIN OF ITS AFFILIATES (WHICH HOLD 3,105,728 SHARES OF FRANCHISE GROUP COMMON STOCK AS OF SEPTEMBER 30, 2019), BENEFICIALLY OWN 71,739 SHARES OF FRANCHISE GROUP COMMON STOCK.

The rules of the SEC require certain additional disclosure relating, primarily, to the fairness of a proposed transaction when a company or its affiliates purchase the company’s equity securities in a transaction that has either a reasonable likelihood or a purpose of having certain effects, including having the effect of causing any class of the company’s equity securities to become eligible for termination of registration under the Exchange Act, or the effect of causing the reporting obligations with respect to such class to become eligible for termination under applicable SEC rules. These transactions are referred to as “going private” transactions under Rule 13e-3 under the Exchange Act, or “Rule 13e-3 transactions.”

Franchise Group does not believe that the offer qualifies as a Rule 13e-3 transaction. Franchise Group currently has fewer than 300 stockholders of record, as calculated under Rule 12g5-1 under the Exchange Act, meaning Franchise Group is already eligible to terminate the registration of the Franchise Group common stock under the Exchange Act. Consequently, under applicable interpretations of the staff of the SEC, the offer would not be deemed to “cause” the Franchise Group common stock to become eligible for termination of registration, even if it results in a decrease of the number of stockholders of record.

As part of its review and approval of the offer, however, the Special Committee and the Board considered some of the factors to which Rule 13e-3 disclosure requirements are addressed. In light of the substantial effect that the offer (together with the other transactions contemplated by the business combination agreement) has had and will have on Franchise Group’s stockholder base and capitalization, this offer to purchase includes certain additional, voluntary disclosures, primarily relating to the fairness of the offer to stockholders. Stockholders should be aware, however, that not all of the disclosures that would be required in a Rule 13e-3 transaction are included in this offer to purchase.

OPINIONS OF THE FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE

OPINION OF THE FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE RELATING TO THE OFFER

On July 10, 2019, at the request of the Special Committee in connection with the Special Committee’s consideration as to whether to (i) approve the business combination agreement and the consummation of the transactions contemplated by the business combination agreement, including the offer, (ii) declare the business combination agreement advisable and in the best interests of Franchise Group and its stockholders (other than the Vintage Group) for Franchise Group and its subsidiaries to enter into the business combination agreement and other transaction documents and (iii) recommend that the Board approve the business combination agreement and the consummation of the transactions contemplated by the business combination agreement, including the offer, Houlihan Lokey orally rendered its opinion to the Special Committee (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Special Committee dated July 10, 2019), as to, as of such date, the fairness, from a financial point of view, to the holders of Franchise Group common stock other than the Excluded Holders of the offer price to be received by such holders other than the Excluded Holders in the offer pursuant to the business combination agreement. For purposes of its analyses and opinion, Houlihan Lokey, with Franchise Group’s agreement, evaluated the fairness, from a financial point of view, to the holders of Franchise Group common stock other than the Excluded Holders of the price to be received by such holders other than the Excluded Holders in the offer pursuant to the business combination agreement without giving effect to the consummation of any of the other transactions contemplated by the business combination agreement, including the merger and the subscription agreements, any other transaction consummated by Franchise Group or its affiliates following the consummation of the offer, or any potential cost savings or synergies expected by the management of Franchise Group or Buddy’s to result from the merger or such other transactions.

Houlihan Lokey’s opinion was directed to the Special Committee (in its capacity as such) and only addressed the fairness, from a financial point of view, to the holders of Franchise Group common stock other than the Excluded Holders of the offer price to be received by such holders other than the Excluded Holders in the offer pursuant to the business combination agreement and did not address any other aspect or implication of the offer or any other agreement, arrangement or understanding entered into in connection therewith or otherwise. The summary of Houlihan Lokey’s opinion in this offer to purchase is qualified in its entirety by reference to the full text of its written opinion, which is attached as Exhibit A to this offer to purchase and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this offer to purchase are intended to be, and do not constitute, advice or a recommendation to the Special Committee, the Board, any security holder or any other party as to how to act or vote with respect to any matter relating to the offer or otherwise, including whether or not to tender shares of Franchise Group common stock pursuant to the offer.

In connection with its opinion, Houlihan Lokey made such reviews, analyses and inquiries as Houlihan Lokey deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey:

a.	reviewed a draft, dated July 8, 2019, of the business combination agreement;
b.	reviewed certain publicly available business and financial information relating to Franchise Group that Houlihan Lokey deemed to be relevant;
c.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of Franchise Group made available to Houlihan Lokey by Franchise Group including financial projections (and adjustments thereto) prepared by or discussed with the management of Franchise Group relating to Franchise Group for the fiscal years ending April 30, 2020 through April 30, 2024 (the “Franchise Group Projections”);
d.	spoke with the Special Committee, certain members of the management of Franchise Group and certain of its and the Special Committee’s representatives and advisors regarding the business, operations, financial condition and prospects of Franchise Group, the offer and related matters including, without limitation, discussions with Franchise Group’s management and the Special Committee regarding Franchise Group’s prior solicitation of indications of interest from third parties with respect to the securities, assets, businesses or operations of Franchise Group and its discussions with third parties with respect thereto;
e.	compared the financial and operating performance of Franchise Group with that of other companies with publicly traded equity securities that Houlihan Lokey deemed to be relevant;
f.	reviewed the current and historical market prices for certain of Franchise Group’s publicly traded securities, and the current and historical market prices of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant;
g.	solely for illustrative purposes, considered the publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant; and
h.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, management of Franchise Group advised Houlihan Lokey, and Houlihan Lokey assumed, that the Franchise Group Projections were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of Franchise Group. At the direction of the Special Committee, Houlihan Lokey assumed that the Franchise Group Projections provided a reasonable basis on which to evaluate Franchise Group and the offer and Houlihan Lokey, at the direction of the Special Committee, used and relied upon the Franchise Group Projections for purposes of its analyses and opinion. Houlihan Lokey expressed no view or opinion with respect to the Franchise Group Projections or the assumptions on which they were based. Houlihan Lokey relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Franchise Group since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to its analyses or opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the business combination agreement and all other related documents and instruments referred to therein were true and correct, (b) each party to the business combination agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the offer would be satisfied without waiver thereof and (d) the offer would be consummated in a timely manner in accordance with the terms described in the business combination agreement and such other related documents and instruments, without any amendments or modifications thereto that would be material to its analyses or opinion. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the offer would be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the offer would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would be material to its analyses or opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that except as would not be material to its analyses or opinion, the final form of the business combination agreement would not differ in any respect from the draft of the business combination agreement identified above.

Furthermore, in connection with its opinion, Houlihan Lokey was not requested to, and did not, make any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of Franchise Group or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Franchise Group was or may have been a party or was or may have been subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Franchise Group was or may have been a party or was or may have been subject.

Houlihan Lokey was not requested to, and did not initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the offer, the securities, assets, businesses or operations of Franchise Group or any other party, or any alternatives to the offer. Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of its opinion. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of the opinion. Houlihan Lokey did not express any view or opinion as to the value of Franchise Group common stock after giving effect to the offer, the merger, the subscriptions or any of the other transactions contemplated by the business combination agreement, which may be greater than or less than the offer price, or the price or range of prices at which Franchise Group common stock may be purchased or sold, or otherwise be transferable, at any time.

Under the terms of its engagement, Houlihan Lokey was retained as an independent contractor, and the opinion and other advice rendered by Houlihan Lokey was provided solely for the use and benefit of the Special Committee (solely in its capacity as such) in connection with its evaluation of the business combination agreement and the transactions contemplated thereby, including the offer, and may not be relied upon by any other person or entity (including, without limitation, security holders, creditors or other constituencies of Franchise Group) or be used for any other purpose without Houlihan Lokey’s prior written consent. Under the terms of its engagement, neither Houlihan Lokey’s opinion nor any other advice or services rendered by it in connection with the business combination agreement, the transactions contemplated by the business combination agreement or otherwise, should be construed as creating, and Houlihan Lokey will not be deemed to have, any fiduciary, agency or similar duty to the Special Committee, the Board, Franchise Group, any security holder or creditor of Franchise Group or any other person. As a matter of state law, Houlihan Lokey believes the opinion and other advice of Houlihan Lokey may not be used or relied upon by any other person without its prior written consent. See, e.g., Joyce v. Morgan Stanley, 538 F.3d 797 (7th Cir. 2008), HA2003 Liquidating Trust v. Credit Suisse Secs. (USA) LLC, 517 F.3d 454 (7th Cir. 2008) and Collins v. Morgan Stanley Dean Witter, 224 F.3d 496 (5th Cir. 2000). By limiting the foregoing statement to matters of state law, Houlihan Lokey is not, and should not be deemed to be, admitting that Houlihan Lokey has any liability to any persons with respect to its advice or opinion under the federal securities laws. Furthermore, such statement is not intended to affect the rights and responsibilities of the Board under governing state law or the federal securities laws. Any claims under the federal securities laws against Houlihan Lokey or the Board will be subject to adjudication by a court of competent jurisdiction. Houlihan Lokey’s opinion was not intended to be, and does not constitute, a recommendation to the Special Committee, the Board, any security holder or any other party as to how to act or vote with respect to any matter relating to the offer or otherwise, including whether or not to tender shares of Franchise Group common stock pursuant to the offer.

Houlihan Lokey’s opinion only addressed whether the offer price to be received by the holders of Franchise Group common stock other than the Excluded Holders in the offer pursuant to the business combination agreement was fair, from a financial point of view, to such holders other than the Excluded Holders in the manner set forth in the opinion and did not address any other aspect or implication of the offer or any aspect or implication of any action, agreement, arrangement or understanding entered into in connection therewith or otherwise including, without limitation, (a) the actions to be taken by Franchise Group pursuant to Section 6.01 of the business combination agreement, (b) the agreements with respect to the subscriptions, (c) the merger or (d) the voting agreements to be entered into by and between each member of Buddy’s, Vintage, B. Riley and their respective affiliates, on the one hand, and Franchise Group, on the other hand.

Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Special Committee, the Board, Franchise Group, its security holders or any other party to proceed with or effect the offer, the merger and the subscriptions, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the offer, the merger and the subscriptions or otherwise (other than the offer price to the extent expressly specified in the opinion), (iii) the fairness of any portion or aspect of the offer, the merger and the subscriptions to the holders of any class of securities, creditors or other constituencies of Franchise Group, or to any other party, except if and only to the extent expressly set forth in the last sentence of the opinion, (iv) the relative merits of the offer, the merger and the subscriptions as compared to any alternative business strategies or transactions that may have been available for Franchise Group or any other party, (v) the fairness of any portion or aspect of the offer, the merger and the subscriptions to any one class or group of Franchise Group’s, Buddy’s or any other party’s security holders or other constituents vis-à-vis any other class or group of Franchise Group’s, Buddy’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not Franchise Group, its security holders or any other party is receiving or paying reasonably equivalent value in the offer, the merger and the subscriptions, (vii) the solvency, creditworthiness or fair value of Franchise Group or any other participant in the offer, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the offer, any class of such persons or any other party, relative to the offer price or otherwise. Furthermore, Houlihan Lokey did not express any opinion, counsel or interpretation regarding matters that require legal, environmental, regulatory, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations had been or would be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the Special Committee, on the assessments by the Special Committee, the Board, Franchise Group and their respective advisors, as to all legal, environmental, regulatory, accounting, insurance, tax and other similar matters with respect to Franchise Group and the offer or otherwise.

In preparing its opinion to the Special Committee, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Houlihan Lokey’s opinion nor its underlying analyses are readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching Houlihan Lokey’s overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company or business used in Houlihan Lokey’s analyses for comparative purposes is identical to Franchise Group and an evaluation of the results of those analyses is not entirely mathematical. The estimates contained in the Franchise Group Projections and the implied value reference ranges indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of Franchise Group. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was only one of many factors considered by the Special Committee in evaluating the proposed business combination agreement, including the offer. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the offer price or of the views of the Special Committee or management with respect to the offer or the offer price. The type and amount of consideration payable in the offer were determined through negotiation between the Special Committee and Vintage, and the decision to enter into the business combination agreement was solely that of the Board upon the recommendation of the Special Committee.

Financial Analyses

The following is a summary of the material financial analyses performed by Houlihan Lokey in connection with the preparation of its opinion and reviewed with the Special Committee on July 10, 2019. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial metrics, including:

•	Adjusted Enterprise Value — generally, the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the company), plus the average amount of quarter-end debt outstanding over the last twelve months for which financial information was made public, plus the amount of preferred stock (to the extent not convertible or out-of-the-money) and non-controlling interests as of the most recent quarter for which financial information was made public, and less the average amount of quarter-end cash and cash equivalents on its balance sheet over the last twelve months for which financial information was made public.

•	Adjusted EBITDA — generally, the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specified time period, as adjusted for certain non-recurring items.

Unless the context indicates otherwise, enterprise values and equity values used in the selected companies analysis described below were calculated using the closing price of the Franchise Group common stock and the common stock of the selected companies listed below as of July 5, 2019. The estimates of the future financial performance of Franchise Group relied upon for the financial analyses described below were based on the Franchise Group Projections. The estimates of the future financial performance of the selected companies listed below were based on publicly available research analyst estimates for those companies.

Selected Companies Analysis. Houlihan Lokey reviewed certain financial data for selected companies with publicly traded equity securities that Houlihan Lokey deemed relevant.

The financial data reviewed included:

•	Adjusted Enterprise Value as a multiple of Adjusted EBITDA for the last twelve months for which financial information was made public, or “LTM Adjusted EBITDA”;
•	Adjusted Enterprise Value as a multiple of Adjusted EBITDA as calendarized for Franchise Group’s fiscal year ended 4/30/2020, or “FY 2020E Adjusted EBITDA”; and
•	Adjusted Enterprise Value as a multiple of Adjusted EBITDA as calendarized for Franchise Group’s fiscal year ended 4/30/2021, or “FY 2021E Adjusted EBITDA.”

The selected companies and corresponding multiples were:

	Adj. Enterprise Value/Adj. EBITDA
	LTM		FY 2020E		FY 2021E
Tax Preparation
H&R Block, Inc.	8.5	x	8.3	x	8.1	x

Franchisors
1-800-FLOWERS.COM, Inc.	15.8	x	13.5	x	12.3	x
GNC Holdings, Inc.	6.7	x	8.5	x	NA
RE/MAX Holdings, Inc.	12.2	x	10.8	x	10.4	x
Realogy Holdings Corp.	6.8	x	7.1	x	7.0	x
Regis Corporation	7.5	x	9.2	x	8.8	x

Rent-to-Own
Aaron’s, Inc.	11.7	x	10.6	x	NA
Rent-A-Center, Inc.	8.5	x	7.8	x	7.6	x

Specialty Finance
EZCORP, Inc.	5.4	x	4.6	x	3.9	x
FirstCash, Inc.	17.0	x	15.4	x	13.9	x
OneMain Holdings, Inc.	NMF		NMF		NMF
Regional Management Corp.	9.9	x	9.4	x	NA
World Acceptance Corporation	15.9	x	15.9	x	NA

Specialty Retailers
Best Buy Co., Inc.	6.8	x	6.7	x	6.6	x
Big Lots, Inc.	4.1	x	3.9	x	3.7	x
Conn’s, Inc.	7.2	x	6.6	x	NA

________

“NA” refers to not available.

“NMF” refers to not meaningful figure.

Taking into account the results of the selected companies analysis, Houlihan Lokey applied multiple ranges of 6.0x to 7.0x to Franchise Group’s fiscal year 2019 Adjusted EBITDA, 5.0x to 6.0x to Franchise Group’s estimated fiscal year 2020E Adjusted EBITDA, and 5.0x to 6.0x to Franchise Group’s estimated fiscal year 2021E Adjusted EBITDA. The selected companies analysis indicated implied value reference ranges per share of Franchise Group common stock of $9.65 to $11.81 based on fiscal year 2019 Adjusted EBITDA, $9.49 to $12.05 based on estimated fiscal year 2020E Adjusted EBITDA, and $10.12 to $12.79 based on estimated fiscal year 2021E Adjusted EBITDA, as compared to the offer price of $12.00 per share of Franchise Group common stock.

Discounted Cash Flow Analysis. Houlihan Lokey performed a discounted cash flow analysis of Franchise Group’s projected levered cash flows based on the Franchise Group Projections. For purposes of the discounted cash flow analysis, Houlihan Lokey applied perpetuity growth rates ranging from 1.0% to 2.0% and discount rates ranging from 14.0% to 18.0%, taking into account an estimate of Franchise Group’s cost of equity capital. The discounted cash flow analysis indicated an implied value reference range per share of Franchise Group common stock of $10.72 to $14.66, as compared to the offer price of $12.00 per share of Franchise Group common stock.

OPINION OF THE FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE RELATING TO THE MERGER

In addition to the opinion, which we discuss above in this Section 9 under the heading “OPINION OF THE FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE RELATING TO THE OFFER”, rendered by Houlihan Lokey to the Special Committee on July 10, 2019, as to, as of such date, the fairness, from a financial point of view, to the holders of Franchise Group common stock, other than the Excluded Holders, of the offer price to be received by such holders, other than the Excluded Holders, in the offer pursuant to the business combination agreement, Houlihan Lokey on the same date orally rendered its opinion, which we refer to as the “Buddy’s Acquisition Opinion”, to the Special Committee (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Special Committee dated July 10, 2019), as to, as of such date, the fairness, from a financial point of view, to Franchise Group of the 0.459315 New Holdco common units and 0.091863 shares of Franchise Group preferred stock (together, the “Merger Consideration”) to be issued collectively by New Holdco and Franchise Group in exchange for each outstanding common unit of Buddy’s in the merger pursuant to the business combination agreement. For purposes of the Buddy’s Acquisition Opinion and its related analysis, Houlihan Lokey, with Franchise Group’s agreement, evaluated the fairness, from a financial point of view, to Franchise Group of the Merger Consideration to be issued collectively by New Holdco and Franchise Group in exchange for each outstanding common unit of Buddy’s in the merger pursuant to the business combination agreement as if the Merger Consideration solely consisted of 0.459315 of a share of Franchise Group common stock rather than consisting of a number of New Holdco units and shares of Franchise Group preferred stock that, together, would, on a pro forma basis, be exchangeable for 0.459315 of a share of Franchise Group common stock and without giving effect to the consummation of any of the other transactions contemplated by the business combination agreement, including the subscription agreements and the offer, any other transaction consummated by Franchise Group or its affiliates following the consummation of the merger, or any potential cost savings or synergies expected by the management of Franchise Group or Buddy’s to result from the merger or such other transactions.

The Buddy’s Acquisition Opinion was directed to the Special Committee (in its capacity as such) and only addressed the fairness, from a financial point of view, to Franchise Group of the Merger Consideration to be issued collectively by New Holdco and Franchise Group in exchange for each outstanding common unit of Buddy’s in the merger pursuant to the business combination agreement and did not address any other aspect or implication of the merger or any other agreement, arrangement or understanding entered into in connection therewith or otherwise. The summary of the Buddy’s Acquisition Opinion in this offer to purchase is qualified in its entirety by reference to the full text of its written opinion, which is attached as Exhibit (a)(1)(I) to Amendment No. 4 to the Schedule TO filed by Franchise Group on the date hereof and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of the Buddy’s Acquisition Opinion. However, neither the Buddy’s Acquisition Opinion nor the summary of the Buddy’s Acquisition Opinion and the related analyses set forth in this offer to purchase are intended to be, and do not constitute, advice or a recommendation to the Special Committee, the Board, any security holder or any other party as to how to act or vote with respect to any matter relating to the merger, the offer or otherwise, including whether or not to tender shares of Franchise Group common stock pursuant to the offer.

In connection with the Buddy’s Acquisition Opinion, Houlihan Lokey made such reviews, analyses and inquiries as Houlihan Lokey deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey:

  reviewed a draft, dated July 8, 2019, of the business combination agreement;
  reviewed certain publicly available business and financial information relating to Franchise Group and business information relating to Buddy’s that Houlihan Lokey deemed to be relevant;
  reviewed certain information relating to the historical, current and future operations, financial condition and prospects of Franchise Group and Buddy’s made available to Houlihan Lokey by Franchise Group and Buddy’s, including (i) the Franchise Group Projections, and (ii) financial projections (and adjustments thereto) prepared by or discussed with the management of Buddy’s relating to Buddy’s for the fiscal years ending December 31, 2019 through December 31, 2022 (the “Buddy’s Projections”);
  spoke with the Special Committee, certain members of the managements of Franchise Group and Buddy’s and certain of their and the Special Committee’s respective representatives and advisors regarding the respective businesses, operations, financial condition and prospects of Franchise Group and Buddy’s, the merger and related matters including, without limitation, discussions with Franchise Group’s management and the Special Committee regarding Franchise Group’s prior solicitation of indications of interest from third parties with respect to the securities, assets, businesses or operations of Franchise Group and its discussions with third parties with respect thereto;
  compared the financial and operating performance of Franchise Group and Buddy’s with that of companies with publicly traded equity securities that Houlihan Lokey deemed to be relevant;
  reviewed the current and historical market prices for certain of Franchise Group’s publicly traded securities, and the current and historical market prices of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant;
  solely for illustrative purposes, considered the publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant; and
  conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, management of Franchise Group advised Houlihan Lokey, and Houlihan Lokey assumed, that the Franchise Group Projections were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of Franchise Group. Furthermore, at the direction of the Special Committee, Houlihan Lokey assumed that the Buddy’s Projections were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Buddy’s as to the future financial results and condition of Buddy’s. At the Special Committee’s direction, Houlihan Lokey assumed that the Franchise Group Projections and the Buddy’s Projections provided a reasonable basis on which to evaluate Franchise Group, Buddy’s and the merger and Houlihan Lokey, at the direction of the Special Committee, used and relied upon the Franchise Group Projections and the Buddy’s Projections for purposes of the Buddy’s Acquisition Opinion and its related analyses. Houlihan Lokey expressed no view or opinion with respect to the Franchise Group Projections, the Buddy’s Projections or the respective assumptions on which they were based. Houlihan Lokey relied upon and assumed, without independent verification, that there had been no change in the businesses, assets, liabilities, financial condition, results of operations, cash flows or prospects of Franchise Group or Buddy’s since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to its analyses or the Buddy’s Acquisition Opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the business combination agreement and all other related documents and instruments referred to therein were true and correct, (b) each party to the business combination agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the merger would be satisfied without waiver thereof, and (d) the merger would be consummated in a timely manner in accordance with the terms described in the business combination agreement and such other related documents and instruments, without any amendments or modifications thereto that would be material to its analyses or the Buddy’s Acquisition Opinion. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the merger would be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of Franchise Group or Buddy’s, or otherwise have an effect on the merger, Franchise Group or Buddy’s or any expected benefits of the merger that would be material to its analyses or the Buddy’s Acquisition Opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that except as would not be material to its analyses or the Buddy’s Acquisition Opinion, the final form of the business combination agreement would not differ in any respect from the draft of the business combination agreement identified above.

Furthermore, in connection with the Buddy’s Acquisition Opinion, Houlihan Lokey was not requested to, and did not, make any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of Franchise Group, Buddy’s or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Franchise Group or Buddy’s was or may have been a party or was or may have been subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Franchise Group or Buddy’s was or may have been a party or was or may have been subject.

Houlihan Lokey was not requested to, and did not, initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the merger, the securities, assets, businesses or operations of Franchise Group, Buddy’s or any other party, or any alternatives to the merger. The Buddy’s Acquisition Opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of the Buddy’s Acquisition Opinion. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw the Buddy’s Acquisition Opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of the Buddy’s Acquisition Opinion. Houlihan Lokey did not express any view or opinion as to what the value of the New Holdco units or the shares of Franchise Group preferred stock actually would be when issued in the merger pursuant to the business combination agreement or the value of Franchise Group common stock after giving effect to the merger, the subscriptions, the offer or any of the other transactions contemplated by the business combination agreement, which may be greater than or less than the offer price or the price or range of prices at which New Holdco units, Franchise Group preferred stock or Franchise Group common stock may be purchased or sold, or otherwise be transferable, at any time.

Under the terms of its engagement, Houlihan Lokey was retained as an independent contractor, and the opinions and other advice rendered by Houlihan Lokey were provided solely for the use and benefit of the Special Committee (solely in its capacity as such) in connection with its evaluation of the business combination agreement and the transactions contemplated thereby, including the offer and the merger, and may not be relied upon by any other person or entity (including, without limitation, security holders, creditors or other constituencies of Franchise Group) or be used for any other purpose without Houlihan Lokey’s prior written consent. Under the terms of its engagement, neither Houlihan Lokey’s opinions nor any other advice or services rendered by it in connection with the business combination agreement, the transactions contemplated by the business combination agreement or otherwise, should be construed as creating, and Houlihan Lokey will not be deemed to have, any fiduciary, agency or similar duty to the Special Committee, the Board, Franchise Group, any security holder or creditor of Franchise Group or any other person. As a matter of state law, Houlihan Lokey believes the opinions and other advice of Houlihan Lokey may not be used or relied upon by any other person without its prior written consent. See, e.g., Joyce v. Morgan Stanley, 538 F.3d 797 (7th Cir. 2008), HA2003 Liquidating Trust v. Credit Suisse Secs. (USA) LLC, 517 F.3d 454 (7th Cir. 2008) and Collins v. Morgan Stanley Dean Witter, 224 F.3d 496 (5th Cir. 2000). By limiting the foregoing statement to matters of state law, Houlihan Lokey is not, and should not be deemed to be, admitting that Houlihan Lokey has any liability to any persons with respect to its advice or opinions under the federal securities laws. Furthermore such statement is not intended to affect the rights and responsibilities of the Board under governing state law or the federal securities laws. Any claims under the federal securities laws against Houlihan Lokey or the Board will be subject to adjudication by a court of competent jurisdiction. Houlihan Lokey’s opinions were not intended to be, and do not constitute, a recommendation to the Special Committee, the Board, any security holder or any other party as to how to act or vote with respect to any matter relating to the offer, the merger or otherwise, including whether or not to tender shares of Franchise Group common stock pursuant to the offer.

The Buddy’s Acquisition Opinion only addressed whether the Merger Consideration to be issued collectively by New Holdco and Franchise Group in the merger pursuant to the business combination agreement was fair, from a financial point of view, to Franchise Group in the manner set forth in the Buddy’s Acquisition Opinion and did not address any other aspect or implication of the merger or any aspect or implication of any action, agreement, arrangement or understanding entered into in connection therewith or otherwise including, without limitation, (i) the actions to be taken by Franchise Group pursuant to Section 6.01 of the business combination agreement, (ii) the subscription agreements, (iii) the offer, (iv) the voting agreements to be entered into by and between each member of Buddy’s, Vintage, B. Riley and their respective affiliates, on the one hand, and Franchise Group, on the other hand, (v) the tax receivable agreement to be entered into in connection with the merger or (vi) the terms pursuant to which New Holdco units and shares of Franchise Group preferred stock could be exchanged for shares of Franchise Group common stock. Houlihan Lokey was not requested to opine as to, and the Buddy’s Acquisition Opinion did not express an opinion as to or otherwise address, among other things: (a) the underlying business decision of the Special Committee, the Board, Franchise Group, its security holders or any other party to proceed with or effect the merger, the subscriptions and the offer, (b) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the merger, the subscriptions and the offer or otherwise (other than the Merger Consideration to the extent expressly specified in the Buddy’s Acquisition Opinion), (c) the fairness of any portion or aspect of the merger, the subscriptions and the offer to the holders of any class of securities, creditors or other constituencies of Franchise Group, Buddy’s, or to any other party, except if and only to the extent expressly set forth in the last sentence of the Buddy’s Acquisition Opinion, (d) the relative merits of the merger, the subscriptions and the offer as compared to any alternative business strategies or transactions that may have been available for Franchise Group, Buddy’s or any other party, (e) the fairness of any portion or aspect of the merger, the subscriptions and the offer to any one class or group of Franchise Group’s, Buddy’s or any other party’s security holders or other constituents vis-à-vis any other class or group of Franchise Group’s, Buddy’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (f) whether or not Franchise Group, Buddy’s, their respective security holders or any other party is receiving or paying reasonably equivalent value in the merger, the subscriptions and the offer, (g) the solvency, creditworthiness or fair value of Franchise Group, Buddy’s or any other participant in the merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (h) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the merger, any class of such persons or any other party, relative to the Merger Consideration or otherwise. Furthermore, Houlihan Lokey did not express any opinion, counsel or interpretation regarding matters that require legal, environmental, regulatory, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations had been or would be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the Special Committee, on the assessments by the Special Committee, the Board, Franchise Group, Buddy’s and their respective advisors, as to all legal, environmental, regulatory, accounting, insurance, tax and other similar matters with respect to Franchise Group, Buddy’s and the merger or otherwise.

In preparing the Buddy’s Acquisition Opinion to the Special Committee, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying the Buddy’s Acquisition Opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither the Buddy’s Acquisition Opinion nor its underlying analyses are readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching Houlihan Lokey’s overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and the Buddy’s Acquisition Opinion.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of the Buddy’s Acquisition Opinion. No company or business used in Houlihan Lokey’s analyses for comparative purposes is identical to Franchise Group or

Buddy’s and an evaluation of the results of those analyses is not entirely mathematical. The estimates contained in the Franchise Group Projections and the Buddy’s Projections and the implied value reference ranges indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of Franchise Group or Buddy’s. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

The Buddy’s Acquisition Opinion was only one of many factors considered by the Special Committee in evaluating the proposed business combination agreement, including the merger. Neither the Buddy’s Acquisition Opinion nor the related analyses were determinative of the Merger Consideration or of the views of the Special Committee or management with respect to the merger or the Merger Consideration. The type and amount of consideration payable in the merger were determined through negotiation between the Special Committee and Buddy’s, and the decision to enter into the business combination agreement was solely that of the Board upon the recommendation of the Special Committee.

Financial Analyses

The following is a summary of the material financial analyses performed by Houlihan Lokey in connection with the preparation of the Buddy’s Acquisition Opinion and reviewed with the Special Committee on July 10, 2019. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial metrics, including:

•	Enterprise Value — generally, the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the company) plus the amount of debt outstanding, preferred stock (to the extent not convertible or out-of-the-money) and non-controlling interests, and less the amount of cash and cash equivalents on its balance sheet.
•	Adjusted Enterprise Value — generally, the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the company), plus the average amount of quarter-end debt outstanding over the last twelve months for which financial information was made public, plus the amount of preferred stock (to the extent not convertible or out-of-the-money) and non-controlling interests as of the most recent quarter for which financial information was made public, and less the average amount of quarter-end cash and cash equivalents on its balance sheet over the last twelve months for which financial information was made public.

•	Adjusted EBITDA — generally, the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specified time period, as adjusted for certain non-recurring items.

Unless the context indicates otherwise, enterprise values and equity values used in the selected companies analysis described below were calculated using the closing price of the Franchise Group common stock and the common stock of the selected companies listed below as of July 5, 2019. The estimates of the future financial performance of Franchise Group relied upon for the financial analyses described below were based on the Franchise Group Projections. The estimates of the future financial performance of the selected companies listed below were based on publicly available research analyst estimates for those companies.

Selected Companies Analysis

Houlihan Lokey reviewed certain financial data for selected companies with publicly traded equity securities that Houlihan Lokey deemed relevant.

Franchise Group Selected Companies Analysis. With respect to Franchise Group, the financial data reviewed included:

•	Adjusted Enterprise Value as a multiple of Adjusted EBITDA for the last twelve months for which financial information was made public, or “LTM Adjusted EBITDA”;
•	Adjusted Enterprise Value as a multiple of Adjusted EBITDA as calendarized for Franchise Group’s fiscal year ended 4/30/2020, or “FY 2020E Adjusted EBITDA”; and
•	Adjusted Enterprise Value as a multiple of Adjusted EBITDA as calendarized for Franchise Group’s fiscal year ended 4/30/2021, or “FY 2021E Adjusted EBITDA.”

The selected companies and corresponding multiples were:

	Adj. Enterprise Value/Adj. EBITDA
	LTM		FY 2020E		FY 2021E
Tax Preparation
H&R Block, Inc.	8.5	x	8.3	x	8.1	x

Franchisors
1-800-FLOWERS.COM, Inc.	15.8	x	13.5	x	12.3	x
GNC Holdings, Inc.	6.7	x	8.5	x	NA
RE/MAX Holdings, Inc.	12.2	x	10.8	x	10.4	x
Realogy Holdings Corp.	6.8	x	7.1	x	7.0	x
Regis Corporation	7.5	x	9.2	x	8.8	x

Rent-to-Own
Aaron’s, Inc.	11.7	x	10.6	x	NA
Rent-A-Center, Inc.	8.5	x	7.8	x	7.6	x

Specialty Finance
EZCORP, Inc.	5.4	x	4.6	x	3.9	x
FirstCash, Inc.	17.0	x	15.4	x	13.9	x
OneMain Holdings, Inc.	NMF		NMF		NMF
Regional Management Corp.	9.9	x	9.4	x	NA
World Acceptance Corporation	15.9	x	15.9	x	NA

Specialty Retailers
Best Buy Co., Inc.	6.8	x	6.7	x	6.6	x
Big Lots, Inc.	4.1	x	3.9	x	3.7	x
Conn’s, Inc.	7.2	x	6.6	x	NA

_______
“NA” refers to not available.

“NMF” refers to not meaningful figure.

Taking into account the results of the selected companies analysis with respect to Franchise Group, Houlihan Lokey applied multiple ranges of 6.0x to 7.0x to Franchise Group’s fiscal year 2019 Adjusted EBITDA, 5.0x to 6.0x to Franchise Group’s estimated fiscal year 2020E Adjusted EBITDA, and 5.0x to 6.0x to Franchise Group’s estimated fiscal year 2021E Adjusted EBITDA. The selected companies analysis indicated implied value reference ranges per share of Franchise Group common stock of $9.65 to $11.81 based on fiscal year 2019 Adjusted EBITDA, $9.49 to $12.05 based on estimated fiscal year 2020E Adjusted EBITDA, and $10.12 to $12.79 based on estimated fiscal year 2021E Adjusted EBITDA.

Buddy’s Selected Companies Analysis. With respect to Buddy’s, the financial data reviewed included:

•	Enterprise Value as a multiple of LTM Adjusted EBITDA;
•	Enterprise Value as a multiple of Adjusted EBITDA as calendarized for Buddy’s fiscal year ended 12/31/2019, or “CY 2019E Adjusted EBITDA”; and
•	Enterprise Value as a multiple of Adjusted EBITDA as calendarized for Buddy’s fiscal year ended 12/31/2020, or “CY 2020E Adjusted EBITDA.”

The selected companies and corresponding multiples were:

	Enterprise Value/Adj. EBITDA
	LTM		CY 2019E		CY 2020E

Rent-to-Own
Aaron’s, Inc.	11.7	x	11.0	x	9.9	x
Rent-A-Center, Inc.	8.1	x	7.5	x	7.3	x

Specialty Finance
EZCORP, Inc.	6.5	x	5.8	x	5.0	x
FirstCash, Inc.	17.0	x	16.0	x	14.4	x
OneMain Holdings, Inc.	NMF		NMF		NMF
Regional Management Corp.	9.9	x	9.7	x	8.9
World Acceptance Corporation	15.8	x	15.9	x	15.3	x

Specialty Retailers
Best Buy Co., Inc.	6.8	x	6.8	x	6.7	x
Big Lots, Inc.	4.2	x	4.1	x	3.9	x
Conn’s, Inc.	7.3	x	6.9	x	6.3	x

Franchisors
1-800-FLOWERS.COM, Inc.	15.1	x	13.4	x	12.1	x
GNC Holdings, Inc.	5.3	x	6.6	x	6.5	x
RE/MAX Holdings, Inc.	12.1	x	10.9	x	10.4	x
Realogy Holdings Corp.	7.3	x	7.7	x	7.5	x
Regis Corporation	7.8	x	9.2	x	9.4	x

__________
“NMF” refers to not meaningful figure.

Taking into account the results of the selected companies analysis with respect to Buddy’s, Houlihan Lokey applied multiple ranges of 7.5x to 8.5x to Buddy’s LTM Adjusted EBITDA, 7.0x to 8.0x to Buddy’s estimated calendar year 2019E Adjusted EBITDA, and 6.5x to 7.5x to Buddy’s estimated calendar year 2020E Adjusted EBITDA. The selected companies analysis indicated implied value reference ranges per common unit of Buddy’s of $4.60 to $5.40 based on LTM Adjusted EBITDA, $4.60 to $5.46 based on estimated calendar year 2019E Adjusted EBITDA, and $4.66 to $5.60 based on estimated calendar year 2020E Adjusted EBITDA.

Selected Companies Analysis with Respect to Franchise Group and Buddy’s. The selected companies analyses with respect to Franchise Group and Buddy’s indicated an implied exchange ratio reference range of 0.39x to 0.56x of a share of Franchise Group common stock for each common unit of Buddy’s based on LTM Adjusted EBITDA, 0.38x to 0.58x of a share of Franchise Group common stock for each common unit of Buddy’s based on estimated fiscal year 2020E Adjusted EBITDA / estimated calendar year 2019E Adjusted EBITDA and 0.36x to 0.55x of a share of Franchise Group common stock for each common unit of Buddy’s based on estimated fiscal year 2021E Adjusted EBITDA / estimated calendar year 2020E Adjusted EBITDA, as compared to the Merger Consideration, which was assumed to be the equivalent of 0.459315 of a share of Franchise Group common stock for each common unit of Buddy’s.

Discounted Cash Flow Analysis

Franchise Group Discounted Cash Flow Analysis. Houlihan Lokey performed a discounted cash flow analysis of Franchise Group’s projected levered cash flows based on the Franchise Group Projections. For purposes of the discounted cash flow analysis, Houlihan Lokey applied perpetuity growth rates ranging from 1.0% to 2.0% and discount rates ranging from 14.0% to 18.0%, taking into account an estimate of Franchise Group’s cost of equity capital. The discounted cash flow analysis indicated an implied value reference range per share of Franchise Group common stock of $10.72 to $14.66.

Buddy’s Discounted Cash Flow Analysis. Houlihan Lokey performed a discounted cash flow analysis of Buddy’s projected unlevered cash flows based on the Buddy’s Projections. For purposes of the discounted cash flow analysis, Houlihan Lokey applied perpetuity growth rates ranging from 1.0% to 2.0% and discount rates ranging from 12.0% to 14.0%, taking into account an estimate of Buddy’s weighted average cost of capital. The discounted cash flow analysis indicated an implied value reference range per common unit of Buddy’s of $5.06 to $6.81.

Discounted Cash Flow Analysis with Respect to Franchise Group and Buddy’s. The discounted cash flow analysis with respect to Franchise Group and Buddy’s indicated an implied exchange ratio reference range of 0.35x to 0.64x of a share of Franchise Group common stock for each common unit of Buddy’s, as compared to the Merger Consideration in the merger, which was assumed to be the equivalent of 0.459315 of a share of Franchise Group common stock for each common unit of Buddy’s.

OTHER MATTERS

The Special Committee engaged Houlihan Lokey as its financial advisor based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to provide financial advisory services in connection with mergers and acquisitions, financings and financial restructurings. Pursuant to its engagement by the Special Committee, Houlihan Lokey is entitled to a transaction fee of $625,000, which became payable upon the consummation of the merger. In addition, Houlihan Lokey became entitled to the following fees that are not contingent upon the successful completion of the offer (or any of the other transactions contemplated by the business combination agreement): (i) monthly engagement fees, of which $75,000 became payable and is creditable against the transaction fee, (ii) a fee of $300,000 with respect to the Tender Offer Opinion and (iii) a fee of $500,000 with respect to the Buddy’s Acquisition Opinion. In addition, at the sole discretion of the Special Committee, Houlihan Lokey may receive an additional fee of up to $250,000. No portion of any fee payable to Houlihan Lokey is or was contingent upon the conclusion set forth in either of the opinions. Franchise Group has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses arising out of or relating to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, Franchise Group, Buddy’s or any other party that may be involved in the offer and their respective affiliates or security holders or any currency or commodity that may be involved in the offer.

Houlihan Lokey and its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to Franchise Group, Buddy’s, other participants in the transactions contemplated by the business combination agreement or certain of their respective affiliates or security holders, including Vintage, B. Riley or Cannell Capital, which are, or whose affiliates are, significant stockholders of Franchise Group and, in the case of Vintage, Franchise Group and Buddy’s, in the future, for which Houlihan Lokey and its affiliates may receive compensation. In that respect, subsequent to the signing of the business combination agreement, Houlihan Lokey was engaged to provide and provided financial advisory services to the Special Committee in connection with the Buddy’s Partners Acquisition (as defined below), for which Franchise Group has agreed to pay Houlihan Lokey aggregate fees of less than $500,000. In addition, Houlihan Lokey and certain of its affiliates and certain of Houlihan Lokey’s and their respective employees may have committed to invest in private equity or other investment funds managed or advised by Franchise Group, Buddy’s, Vintage, B. Riley, Cannell Capital, other participants in the transactions contemplated by the business combination agreement or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with Franchise Group, Buddy’s, Vintage, B. Riley, Cannell Capital, other participants in the transactions contemplated by the business combination agreement or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, Franchise Group, Buddy’s, Vintage, B. Riley, Cannell Capital, other participants in the transactions contemplated by the business combination agreement or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

CERTAIN UNAUDITED PROSPECTIVE FINANCIAL INFORMATION

Franchise Group Financial Projections

Franchise Group does not as a matter of course make public projections or forecasts as to future revenues, earnings, financial condition or other results because of, among other things, the inherent difficulty of accurately predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may prove incorrect. However, for internal purposes and in connection with the process leading to the consummation of the transactions contemplated by the business combination agreement, the management of Franchise Group prepared certain unaudited prospective financial information. The unaudited prospective financial information of Franchise Group was provided to the Special Committee in connection with its review of the transactions contemplated by the business combination agreement and provided to Houlihan Lokey, which was instructed to use and rely upon such information for purposes of its analyses and its opinion as to the fairness, from a financial point of view, to the holders of Franchise Group common stock other than Excluded Holders of the price to be received by such holders in the offer pursuant to the business combination agreement and its opinion as to the fairness, from a financial point of view, to Franchise Group of the Merger Consideration to be issued collectively by New Holdco and Franchise Group in exchange for each outstanding common unit of Buddy’s in the merger pursuant to the business combination agreement. The inclusion of the summary unaudited prospective financial information of Franchise Group in this offer to purchase should not be regarded as an admission that Franchise Group, the Special Committee, Houlihan Lokey or any other recipient of this information considered, or now considers, this information to be reliable or necessarily predictive of actual future results or construed as financial guidance, and the unaudited prospective financial information of Franchise Group should not be relied upon as such.

The unaudited prospective financial information of Franchise Group was prepared for internal use only and is subjective in many respects. The unaudited prospective financial information of Franchise Group was not prepared with a view toward public disclosure or with a view toward complying with generally accepted accounting principles, the rules or published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of Franchise Group’s management, was prepared on a reasonable basis, reflects the best available estimates and judgments at the time it was prepared, and presents expected future financial performance (on a standalone basis, without giving effect to the merger, the VSI Merger, the SHOS Acquisition or the Buddy’s Partners Acquisition) to the best of Franchise Group’s management’s knowledge and belief when prepared. However, this prospective financial information of Franchise Group is not fact and should not be relied upon as being necessarily indicative of actual future results.

Neither Franchise Group’s independent registered public accounting firm nor any other independent accountants have compiled, examined, or performed any procedures with respect to the unaudited prospective financial information of Franchise Group, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

The unaudited prospective financial information of Franchise Group reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to the business of Franchise Group, all of which are difficult to predict and many of which are beyond the control of Franchise Group. The unaudited prospective financial information of Franchise Group reflects assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Franchise Group can give no assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized. In addition, because the unaudited prospective financial information of Franchise Group covers multiple years, the information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information of Franchise Group not to be realized include, but are not limited to, risks and uncertainties relating to the business of Franchise Group, industry performance, general business and economic conditions, competition and adverse changes in applicable laws, regulations or policies. Other factors that could cause actual results to differ are further described in the sections of this offer to purchase entitled “RISK FACTORS” and “FORWARD-LOOKING STATEMENTS”.

Furthermore, the unaudited prospective financial information of Franchise Group does not take into account any circumstances or events occurring after the date it was prepared, including the acquisition of Buddy’s. Franchise Group can give no assurance that, had the unaudited prospective financial information been prepared as of the date of this offer to purchase, similar estimates and assumptions would be used. Franchise Group does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The unaudited prospective financial information does not take into account all possible financial and other effects on Franchise Group of the transactions contemplated by the business combination agreement and do not attempt to predict or suggest future results of Franchise Group following the consummation of such transactions. The unaudited prospective financial information of Franchise Group does not give effect to the impact of negotiating or executing the business combination agreement, consummating the merger, the expenses that were incurred in connection with the merger, any potential synergies that may be achieved as a result of the merger, the effect of any business or strategic decision or action that has been or will be taken as a result of the business combination agreement having been executed or the merger having been consummated, or the effect of any business or strategic decisions or actions that would likely have been taken if the business combination agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Neither Franchise Group nor the Special Committee nor any of their respective affiliates, officers, directors or advisors including Houlihan Lokey, or other representatives has made, makes or is authorized in the future to make any representation to any holder of Franchise Group common stock, or any other person, regarding actual performance compared to the information contained in the unaudited prospective financial information of Franchise Group or that projected results will be achieved. The inclusion of the unaudited prospective financial information of Franchise Group should not be deemed an admission or representation by Franchise Group that it is viewed as material information of Franchise Group, particularly in light of the inherent risks and uncertainties associated with such unaudited prospective financial information. The summary of the unaudited prospective financial information of Franchise Group included below is not being included to influence your decision whether to tender your shares of Franchise Group common stock pursuant to the offer, nor should the unaudited prospective financial information be construed as financial guidance, and they should not be relied on as such.

In light of the foregoing, holders of Franchise Group common stock are cautioned not to place unwarranted reliance on such unaudited prospective financial information provided below in connection with their consideration of the offer.

The following table presents selected unaudited Franchise Group prospective financial information for the periods presented which was prepared by Franchise Group’s management:

5 Year Forecast – Consolidated Income Statement

Dollars in thousands	Forecast 2020	Forecast 2021	Forecast 2022	Forecast 2023	Forecast 2024
Total revenue	$132,894	$137,457	$144,307	$148,012	$155,349
Adjusted Operating Expenses	114,457	116,211	119,197	120,793	123,048
% of Revenue	86.1%	84.5%	82.6%	81.6%	79.2%
Adjusted Operating Income	18,437	21,246	25,110	27,218	32,301
% of Revenue	13.9%	15.5%	17.4%	18.4%	20.8%
Net Income	$9,210	$11,088	$13,713	$15,087	$18,569
Adjusted EBITDA	31,424	34,561	38,754	41,193	46,607
Adjusted EBITDA Margin %	24%	25%	27%	28%	30%

5 Year Forecast – Selected Cash Flows

Dollars in thousands	Forecast 2020	Forecast 2021	Forecast 2022	Forecast 2023	Forecast 2024
Capital Expenditures	$(2,700)	$(2,600)	$(2,500)	$(2,300)	$(2,200)
Changes in Net Working Capital	(800)	(900)	(900)	(1,000)	(1,000)
Buybacks of Area Developer Rights	(600)	(1,200)	(1,200)	(1,200)	(1,200)

Buddy’s Financial Projections

Buddy’s does not as a matter of course make public projections or forecasts as to future revenues, earnings, financial condition or other results because of, among other things, the inherent difficulty of accurately predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may prove incorrect. However, in connection with the process leading to the consummation of the transactions contemplated by the business combination agreement, the management of Buddy’s prepared certain unaudited prospective financial information. The unaudited prospective financial information was provided to the Special Committee in connection with its review of the transactions contemplated by the business combination agreement and provided to Houlihan Lokey, which was instructed to use and rely upon such information for purposes of its analyses and its opinion as to the fairness, from a financial point of view, to Franchise Group of the Merger Consideration to be issued collectively by New Holdco and Franchise Group in exchange for each outstanding common unit of Buddy’s in the merger pursuant to the business combination agreement. The inclusion of the summary unaudited prospective financial information of Buddy’s in this offer to purchase should not be regarded as an admission that Buddy’s, Franchise Group, the Special Committee, Houlihan Lokey or any other recipient of this information considered, or now considers, this information to be reliable or necessarily predictive of actual future results or construed as financial guidance, and the unaudited prospective financial information should not be relied upon as such.

The unaudited prospective financial information of Buddy’s was prepared for use in connection with the analysis of the merger only and is subjective in many respects. The unaudited prospective financial information of Buddy’s was not prepared with a view toward public disclosure or with a view toward complying with generally accepted accounting principles, the rules or published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of Buddy’s’ management, was prepared on a reasonable basis, reflects the best available estimates and judgments at the time it was prepared, and presents expected future financial performance to the best of Buddy’s’ management’s knowledge and belief when prepared. However, this prospective financial information of Buddy’s is not fact and should not be relied upon as being necessarily indicative of actual future results.

Neither Buddy’s’ independent registered public accounting firm nor any other independent accountants have compiled, examined, or performed any procedures with respect to the unaudited prospective financial information, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

The unaudited prospective financial information of Buddy’s reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to the business of Buddy’s, all of which are difficult to predict and many of which are beyond the control of Buddy’s. The unaudited prospective financial information of Buddy’s reflects assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Buddy’s can give no assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized. In addition, because the unaudited prospective financial information of Buddy’s covers multiple years, the information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information of Buddy’s not to be realized include, but are not limited to, risks and uncertainties relating to the business of Buddy’s, industry performance, general business and economic conditions, competition and adverse changes in applicable laws, regulations or policies.

Furthermore, the unaudited prospective financial information of Buddy’s does not take into account any circumstances or events occurring after the date it was prepared. Franchise Group can give no assurance that, had the unaudited prospective financial information of Buddy’s been prepared as of the date of this offer to purchase, similar estimates and assumptions would be used. Neither Franchise Group nor Buddy’s intends to, and each disclaims any obligation to, make publicly available any update or other revision to the unaudited prospective financial information of Buddy’s to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The unaudited prospective financial information of Buddy’s does not take into account all possible financial and other effects on Buddy’s of the transactions contemplated by the business combination agreement and do not attempt to predict or suggest future results of Buddy’s following the consummation of such transactions. The unaudited prospective financial information of Buddy’s does not give effect to the impact of negotiating or executing the business combination agreement, consummating the merger, the expenses that were incurred in connection with the merger, any potential synergies that may be achieved as a result of the merger, the effect of any business or strategic decision or action that has been or will be taken as a result of the business combination agreement having been executed or the merger having been consummated, or the effect of any business or strategic decisions or actions that would likely have been taken if the business combination agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Neither Franchise Group nor the Special Committee nor any of their respective affiliates, officers, directors or advisors including Houlihan Lokey, or other representatives has made, makes or is authorized in the future to make any representation to any holder of Franchise Group common stock, or any other person, regarding actual performance compared to the information contained in the unaudited prospective financial information of Buddy’s or that projected results will be achieved. The inclusion of the unaudited prospective financial information of Buddy’s should not be deemed an admission or representation by Franchise Group that it is viewed as material information of Franchise Group or Buddy’s, particularly in light of the inherent risks and uncertainties associated with such unaudited prospective financial information. The summary of the unaudited prospective financial information of Buddy’s included below is not being included to influence your decision whether to tender your shares of Franchise Group common stock pursuant to the offer, nor should the unaudited prospective financial information be construed as financial guidance, and they should not be relied on as such.

In light of the foregoing, holders of Franchise Group common stock are cautioned not to place unwarranted reliance on such unaudited prospective financial information of Buddy’s provided below in connection with their consideration of the offer.

The following table presents selected unaudited Buddy’s financial information for the periods presented which was prepared by Buddy’s management:

10.	Purpose of the Offer

PURPOSE

The business combination agreement obligates Franchise Group to commence the offer. The business combination agreement, the merger and the offer were approved unanimously by the Special Committee and by all members of the Board other than certain directors who are affiliated with (or have an interest in affiliates of) Vintage.

The Special Committee and the Board determined that the transactions contemplated by the business combination agreement, including the offer, are in the best interests of Franchise Group and its stockholders other than the Vintage Group. The transactions contemplated by the business combination agreement are intended as the first step in a strategic transformation of Franchise Group. Under the direction of the Board, Franchise Group intends to evaluate the acquisition of or investment in other franchise-oriented or complementary businesses, including businesses that are not presently subject to franchising arrangements but that have the potential to be franchised in the future. To that end, (i) on August 7, 2019, Franchise Group entered into the VSI merger agreement with VSI and Valor to effect the VSI Merger and (ii) on August 27, 2019, Franchise Group entered into the SHOS purchase agreement with SHOS and Newco S to effect the SHOS Acquisition. Additional information about the VSI Merger and SHOS Acquisition can be found in Section 11 under the heading “RECENT DEVELOPMENTS.” In connection with the shift in its strategic direction, Franchise Group changed its name from “Liberty Tax, Inc.” to “Franchise Group, Inc.” effective as of the filing of the Franchise Group charter amendments on September 19, 2019, to effect such name change. There can be no assurance that Franchise Group’s strategic transformation will be successful.

In light of the planned strategic transformation of Franchise Group, the Special Committee and the Board determined to make the offer, thereby giving each stockholder the option to retain such stockholder’s shares of Franchise Group common stock and continue such stockholder’s investment in Franchise Group or to sell some or all of its shares of Franchise Group common stock at a premium to the last reported sale price of Franchise Group common stock on July 10, 2019, the last full trading day before announcement of the merger and the offer, which was $9.70 per share. You must make your own decision whether to tender your shares of Franchise Group common stock and, if so, how many shares of Franchise Group common stock to tender.

The Special Committee and the Board determined that a cash tender offer is an appropriate mechanism to return capital to stockholders that seek liquidity under current market conditions while, at the same time, allowing stockholders who do not tender their shares of Franchise Group common stock in the offer to share in Franchise Group’s future potential earnings or growth. In this regard, note that stockholders who do not tender their shares of Franchise Group common stock in the offer will own a greater relative percentage interest in Franchise Group and its future potential earnings or growth at no additional cost to them. On the other hand, stockholders that properly tender all of their shares of Franchise Group common stock pursuant to the offer will cease to have any interest in Franchise Group and will not have the opportunity to participate in its future potential earnings or growth. There can be no assurance that Franchise Group will maintain or increase its earnings or grow in the future, however, and stockholders that do not tender their shares of Franchise Group common stock will bear a relatively greater percentage of any decrease in value of Franchise Group.

The Franchise Group common stock was suspended from trading on Nasdaq in August 2018, delisted from Nasdaq in February 2019 and generally is not heavily traded on the OTC Market. As a result, the Special Committee and the Board believe that the offer represents an efficient mechanism to provide Franchise Group’s stockholders with the opportunity to receive a return of their investment if they so elect. The offer provides such stockholders with an opportunity to obtain liquidity with respect to all or a portion of their shares of Franchise Group common stock, without potential disruption to the share price and the usual transaction costs associated with market sales, especially of thinly traded companies like Franchise Group. Franchise Group intends to pursue a relisting of the Franchise Group common stock on Nasdaq, but Franchise Group can provide no assurance that it will be able to meet the initial listing standards of Nasdaq or that it will be able to maintain any such listing. In addition, the consummation of the offer likely will result in a decrease in Franchise Group’s “public float” (the number of shares of Franchise Group common stock owned by non-affiliate stockholders and available for trading in the securities markets), which may result in limited liquidity and trading volume of the Franchise Group common stock after the consummation of the offer and could result in an increase in price volatility. Stockholders may not be able to sell their shares of Franchise Group common stock in the future, on the OTC Market or otherwise, at a net price higher than the price available in the offer. Franchise Group can give no assurance as to the price at which stockholders may be able to sell their shares of Franchise Group common stock in the future.

The offer also provides stockholders with an efficient way to sell their shares without incurring broker’s fees or commissions associated with open market sales. Furthermore, odd lot holders who hold shares registered in their names and tender their shares directly to depositary agent and whose shares are purchased pursuant to the offer will avoid any applicable odd lot discounts that might be payable on sales of their shares. In addition, if Franchise Group completes the offer, stockholders who do not participate in the offer will automatically increase their relative percentage ownership interest in Franchise Group and its future operations at no additional costs to them.

On July 10, 2019, the last full trading day before announcement of the merger and the offer, the last reported sale price of Franchise Group common stock was $9.70 per share. On October 14, 2019, the most recent practicable date prior to the printing of this offer to purchase, the last reported sale price of Franchise Group common stock was $11.90 per share. Franchise Group believes that this increase in market price is largely a result of the announcement of Franchise Group’s offer to purchase all outstanding shares of Franchise Group common stock at a price of $12.00 per share, in cash and without interest and less any applicable withholding taxes.

THE SPECIAL COMMITTEE AND THE BOARD HAVE APPROVED THE OFFER. HOWEVER, NEITHER FRANCHISE GROUP, THE BOARD NOR THE SPECIAL COMMITTEE MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR SHARES OF FRANCHISE GROUP COMMON STOCK. NEITHER FRANCHISE GROUP, THE BOARD NOR THE SPECIAL COMMITTEE HAS AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES OF FRANCHISE GROUP COMMON STOCK AND, IF SO, HOW MANY SHARES OF FRANCHISE GROUP COMMON STOCK TO TENDER. FRANCHISE GROUP’S DIRECTORS AND EXECUTIVE OFFICERS, OTHER THAN THOSE AFFILIATED WITH THE VINTAGE GROUP (WHICH HOLDS APPROXIMATELY 4,158,484 SHARES OF FRANCHISE GROUP COMMON STOCK AS OF SEPTEMBER 30, 2019, OR APPROXIMATELY 10,329,429 SHARES OF FRANCHISE GROUP COMMON STOCK ASSUMING THE VINTAGE GROUP WERE TO REDEEM ALL OF THEIR NEW HOLDCO COMMON UNITS AND SHARES OF FRANCHISE GROUP PREFERRED STOCK IN EXCHANGE FOR SHARES OF FRANCHISE GROUP COMMON STOCK) AND B. RILEY AND CERTAIN OF ITS AFFILIATES (WHICH HOLD 3,105,728 SHARES OF FRANCHISE GROUP COMMON STOCK AS OF SEPTEMBER 30, 2019), BENEFICIALLY OWN 71,739 SHARES OF FRANCHISE GROUP COMMON STOCK.

THE BUSINESS COMBINATION AGREEMENT AND THE MERGER

On July 10, 2019, pursuant to the terms and conditions of the business combination agreement, the merger was completed. The Special Committee and the board of managers of Buddy’s unanimously approved the merger and the other transactions contemplated by the business combination agreement, and all members of the Board, other than certain directors who are affiliated with (or have an interest in affiliates of) Vintage, approved the merger and the other transactions contemplated by the business combination agreement. As a result of the merger, each common unit of Buddy’s outstanding immediately prior to the merger (other than common units held by Buddy’s, Franchise Group or their respective subsidiaries) was exchanged for 0.091863 shares of the Franchise Group preferred stock and 0.459315 common units of the New Holdco common units. Following an initial six-month lockup period, each holder of the Franchise Group preferred stock and the New Holdco common units may elect, pursuant to the terms of the certificate of designation for the Franchise Group preferred stock and the limited liability company agreement of New Holdco, to cause Franchise Group and New Holdco to redeem (a) one-fifth of a share of the Franchise Group preferred stock and (b) one New Holdco common unit, respectively, in exchange for one share of Franchise Group common stock.

In connection with the transactions contemplated by the business combination agreement, Franchise Group contributed all of its assets, including all of the equity interests in its subsidiaries, to a subsidiary of New Holdco. Accordingly, after giving effect to the merger, New Holdco, through its subsidiaries, owns and operates the tax preparation business of Franchise Group and the home furnishings business of Buddy’s. Upon the completion of the merger, Franchise Group and the former owners of Buddy’s own approximately 63.56% and 36.44% of the New Holdco common units, respectively. As of immediately following the merger, on an as-converted basis, the Buddy’s equity holders’ aggregate ownership of the New Holdco common units and shares of the Franchise Group preferred stock represented approximately 33.31% of the outstanding Franchise Group common stock, which implies an enterprise value of Buddy’s of approximately $122.0 million (or approximately $6.93 per outstanding common unit of Buddy’s) and an equity value of $12.00 per share of Franchise Group common stock.

As of October 2, 2019, the organizational structure of Franchise Group and its subsidiaries is as follows, which gives effect to the completion of the merger and the Buddy’s Partners Acquisition and also includes the proposed structure of Franchise Group taking into account the VSI Merger and SHOS Acquisition:

The foregoing description of the business combination agreement is qualified in its entirety to the complete text of the business combination agreement, a copy of which is filed as Exhibit 2.1 to Franchise Group’s Current Report on Form 8-K filed with the SEC on July 11, 2019, and is incorporated herein by reference.

FRANCHISE GROUP CHARTER AMENDMENTS

In connection with the execution of the business combination agreement, certain amendments to Franchise Group’s certificate of incorporation (the “Franchise Group charter amendments”) were approved unanimously by the Special Committee and all members of the Board, other than certain directors who are affiliated with (or have an interest in affiliates of) Vintage. The Franchise Group charter amendments provide for, among other things, changing Franchise Group’s name to “Franchise Group, Inc.”; increasing the number of authorized shares of Franchise Group to 200,000,000, of which authorized shares 180,000,000 shares would be Franchise Group common stock and 20,000,000 shares would be preferred stock of Franchise Group (including the Franchise Group preferred stock); a requirement that all holders of Franchise Group common stock would receive consideration in the same form and of the same kind and amount, calculated on a per share basis, in certain fundamental transactions; and that certain transactions with persons owning 20% or more of the then outstanding Franchise Group common stock would require (i) the approval of 66-2/3% of the voting power of Franchise Group’s capital stock held by unaffiliated stockholders, (ii) the approval of independent directors or (iii) the satisfaction of certain price requirements.

The Franchise Group charter amendments were approved through the written consent of the requisite number of Franchise Group stockholders on or about July 29, 2019, and Franchise Group filed a definitive information statement with the SEC on August 28, 2019 and thereafter mailed the information statement to its stockholders. The Franchise Group charter amendments became effective as of September 19, 2019.

The foregoing description of the Franchise Group charter amendments is qualified in its entirety to the complete text of the Franchise Group charter amendments, a copy of which is attached as Appendix A to Franchise Group’s Definitive Information Statement filed with the SEC on August 28, 2019, and is incorporated herein by reference.

CERTIFICATE OF DESIGNATION

In connection with the business combination agreement and the merger, Franchise Group designated the Franchise Group preferred stock pursuant to a certificate of designation setting forth the rights, terms and preferences thereof (the “certificate of designation”). The certificate of designation, which was approved by the Board on July 10, 2019, and filed by Franchise Group with the Secretary of State of the State of Delaware on July 10, 2019, designates 1,616,667 shares of Franchise Group preferred stock, substantially all of which were issued to the Buddy’s equity holders as consideration in the merger.

The preferred stock has no economic rights other than to receive $0.01 per share upon the liquidation, dissolution or winding up of Franchise Group prior to any distribution of assets to holders of Franchise Group common stock or any other class of capital stock of Franchise Group ranking junior to the Franchise Group preferred stock in connection with such liquidation, dissolution or winding up of Franchise Group.

With respect to all meetings of the Franchise Group stockholders at which the holders of Franchise Group common stock are entitled to vote and with respect to any written consent sought by Franchise Group or any other person from the holders of such Franchise Group common stock, the holders of shares of Franchise Group preferred stock shall vote together with the holders of shares of Franchise Group common stock as a single class, except as otherwise required under non-waivable provisions of applicable law, and the holders of shares of Franchise Group preferred stock shall be entitled to cast five votes per share of Franchise Group preferred stock on any such matter.

As noted above, each one-fifth of a share of Franchise Group preferred stock, together with one New Holdco common unit, is redeemable at the election of the holder, following an initial six-month lockup period, for one share of Franchise Group common stock in accordance with the limited liability company agreement of New Holdco and the certificate of designation.

In connection with the Buddy’s Partners Acquisition, Franchise Group increased the number of shares of the Franchise Group preferred stock pursuant to a certificate of increase to the certificate of designation (the “certificate of increase”). The certificate of increase, which was approved by the Board and filed by Franchise Group with the Secretary of State of the State of Delaware on September 30, 2019, increased the number of shares of Franchise Group preferred stock from 1,616,667 shares to 1,886,667 shares.

The foregoing description of the certificate of designation is qualified in its entirety to the complete text of (i) the certificate of designation, a copy of which is filed as Exhibit 3.1 to Franchise Group’s Current Report on Form 8-K filed with the SEC on July 11, 2019, and is incorporated herein by reference, and (ii) the certificate of increase, a copy of which is filed as Exhibit 3.1 to Franchise Group’s Current Report on Form 8-K filed with the SEC on October 1, 2019, and is incorporated herein by reference.

LIMITED LIABILITY COMPANY AGREEMENT OF New Holdco

New Holdco was formed in connection with the transactions contemplated by the business combination agreement and generally will serve as a holding company for certain operating subsidiaries that conduct Franchise Group’s tax preparation services and Buddy’s rent-to-own business. Franchise Group is the sole manager of New Holdco, and the other members of New Holdco generally have no rights with respect to the management of New Holdco. The New Holdco limited liability company agreement provides that any distributions by New Holdco will be made pro rata to Franchise Group and the other members of New Holdco, in accordance with their respective ownership interests in New Holdco. Upon the completion of the merger, Franchise Group owned approximately 63.56% of New Holdco common units and the other members of New Holdco owned the remaining 36.44% of New Holdco common units.

As described above, each New Holdco common unit, together with one-fifth of a share of Franchise Group preferred stock, is redeemable at the election of the holder, at any time following an initial six-month lockup period, for one share of Franchise Group common stock. In certain circumstances, New Holdco and Franchise Group have the right to require such redemption to occur.

On September 30, 2019, Franchise Group caused New Holdco to amend Schedule 1 to the New Holdco limited liability company agreement to reflect the issuance of additional New Holdco common units to the Buddy’s Partners Seller Owners (as defined below) in connection with the Buddy’s Partners Acquisition.

The foregoing description of the limited liability company agreement of New Holdco is qualified in its entirety to the complete text of (i) the limited liability company agreement of New Holdco, a copy of which is filed as Exhibit 10.1 to Franchise Group’s Current Report on Form 8-K filed with the SEC on July 11, 2019, and is incorporated herein by reference, and (ii) the amendment to Schedule 1 of the New Holdco limited liability company agreement, a copy of which is filed as Exhibit 10.1 to Franchise Group’s Current Report on Form 8-K filed with the SEC on October 1, 2019, and is incorporated herein by reference.

REGISTRATION RIGHTS AGREEMENT

Concurrently with the completion of the merger, Franchise Group entered into a registration rights agreement (as amended, the “registration rights agreement”) with certain investors, including members of the Vintage Group (the “registration rights holders”).  The registration rights agreement provides the registration rights holders certain registration rights applicable to certain shares of Franchise Group common stock, including any shares of Franchise Group common stock acquired by Tributum pursuant to the closing subscription agreement and the post-closing subscription agreement, shares of Franchise Group common stock issued in exchange for shares of Franchise Group preferred stock and New Holdco common units and any shares of Franchise Group common stock acquired by certain owners of New Holdco with proceeds from a distribution of the Buddy’s credit agreement (the “registrable shares”).

Pursuant to the registration rights agreement, Franchise Group is required to, as promptly as practicable but in any event no later than 45 days after the approval of the Franchise Group charter amendments, prepare and file with the SEC a shelf registration statement on Form S-1 (or Form S-3 if Franchise Group is eligible to use Form S-3 at such time) with respect to the offer and resale of all registrable shares.  Franchise Group must use its reasonable best efforts to, among other things, have such shelf registration statement declared effective under the Securities Act of 1933, as amended, as promptly as practicable after such filing and maintain the effectiveness of (and availability for use of) such shelf registration statement until such time as there are no registrable shares.  Once the shelf registration statement covering the registrable shares is effective, certain members of the Vintage Group will have the right to request that Franchise Group initiate a demand underwritten offering related to registrable shares, subject to certain limitations.  Certain members of the Vintage Group holding registrable shares, collectively, will have the right to request no more than an aggregate of two such demand underwritten offerings in any 12-month period.  Additionally, pursuant to the registration rights agreement, Franchise Group has granted the registration rights holders piggyback registration rights on the terms and conditions set forth therein.

On September 30, 2019, Franchise Group entered into an Amendment No. 1 to the registration rights agreement (the “RAA Amendment”).  Pursuant to the terms and conditions of the RRA Amendment, Schedule 1(B) of the registration rights agreement was amended in connection with the issuance of the Buddy’s Partners Securities (as defined below) to the Buddy’s Partners Seller Owners in connection with the Buddy’s Partners Acquisition. The RRA Amendment also amended the registration rights agreement to provide certain registration rights applicable to shares of Franchise Group common stock into which the New Holdco common units and Franchise Group preferred stock may be exchanged in accordance with the limited liability company agreement of New Holdco and the certificate of designation.

The foregoing description of the registration rights agreement is qualified in its entirety to the complete text of (i) the registration rights agreement, a copy of which is filed as Exhibit 10.2 to Franchise Group’s Current Report on Form 8-K filed with the SEC on July 11, 2019, and is incorporated herein by reference, and (ii) the RRA Amendment, a copy of which is filed as Exhibit 10.2 to Franchise Group’s Current Report on Form 8-K filed with the SEC on October 1, 2019, and is incorporated herein by reference.

VOTING AGREEMENTS

Concurrently with the execution of the business combination agreement, Franchise Group entered into voting agreements (the “voting agreements”) with (i) Tributum and certain other affiliates of Vintage, (ii) B. Riley and certain of its affiliates and (iii) each of the Buddy’s equity holders. Pursuant to the terms of the voting agreements, each of the parties thereto (other than Franchise Group) agreed to, among other things, vote all of their shares of Franchise Group common stock and Franchise Group preferred stock in favor of the Franchise Group charter amendments. In addition, subject to certain exceptions set forth in the voting agreements, the Vintage Group agreed not to acquire any additional shares of Franchise Group capital stock to the extent that any such acquisition would cause Vintage and its affiliates to beneficially own more than 105% of the amount of Franchise Group capital stock that Vintage and its affiliates hold after the completion of the offer until the date that Vintage and its affiliates cease to beneficially own at least 15% of the outstanding voting stock of Franchise Group, and Tributum and certain other affiliates of Vintage and B. Riley and its affiliates have also agreed not to tender their shares of Franchise Group common stock in the offer.

The foregoing description of the voting agreements is qualified in its entirety to the complete text of the voting agreements, copies of which are filed as Exhibits 10.3, 10.4 and 10.5 to Franchise Group’s Current Report on Form 8-K filed with the SEC on July 11, 2019, and is incorporated herein by reference.

TAX RECEIVABLE AGREEMENT

Concurrently with the execution of the business combination agreement, Franchise Group and the Buddy’s equity holders entered into an income tax receivable agreement (the “tax receivable agreement”). Subject to certain exceptions set forth in the tax receivable agreement, the tax receivable agreement generally provides for the payment by Franchise Group to the Buddy’s equity holders of 40% of Franchise Group’s realized tax benefit resulting from a redemption of New Holdco common units and Franchise Group preferred stock in exchange for Franchise Group common stock. Franchise Group generally will retain the benefit of the remaining 60% of any such tax benefit. In the event of a change of control (as defined in the tax receivable agreement), all obligations thereunder are accelerated and such obligations will be equal to the amount specifically allocated to the payment of the tax benefits in the definitive agreements pursuant to which such change of control is being implemented; provided, however, that if there is no such specific allocation in connection with such change of control, there will not be a tax benefit payment payable in connection with such change of control.

The foregoing description of the tax receivable agreement is qualified in its entirety to the complete text of the tax receivable agreement, a copy of which is filed as Exhibit 10.6 to Franchise Group’s Current Report on Form 8-K filed with the SEC on July 11, 2019, and is incorporated herein by reference.

11.	Certain Information About Franchise Group

GENERAL

Franchise Group has undergone a strategic transformation, and under the direction of the Board, Franchise Group intends to evaluate the acquisition of or investment in franchise-oriented or complimentary business, including businesses that are not presently subject to franchising arrangements. As of the date of this offer to purchase, Franchise Group has two operating segments, the Liberty Tax tax preparation services and the Buddy’s Home Furnishing stores for leasing and selling consumer electronics, residential furniture, appliances and household accessories.

LIBERTY TAX SEGMENT

The Liberty Tax segments of Franchise Group is one of the leading providers of tax preparation services in the United States and Canada. Although Liberty Tax operates a limited number of company-owned offices each tax season, Liberty Tax’s tax preparation services and related tax settlement products are offered primarily through franchised locations. The majority of Liberty Tax’s offices are operated under the Liberty Tax Service or SiempreTax+ brands. Liberty Tax also provides an online digital Do-It-Yourself (“DIY”) tax program in the United States.

Liberty Tax’s business involves providing retail federal and state income tax preparation services and related tax settlement products in the United States and Canada. Liberty Tax’s focus is on growing the number of Liberty Tax and SiempreTax+ offices, increasing the number of tax returns prepared by those offices, and enhancing profitability by offering services and products that continue to build both brands.

The tax return preparation market is divided into two primary distinct sectors: paid tax preparation and DIY preparation. Approximately 56% of U.S. e-filed returns during the 2019 tax season were prepared by paid preparers. Through the Liberty Tax franchised locations and company-owned offices, Liberty Tax offers tax preparation services and related financial products to Franchise Group’s customers. The services and products are designed to provide streamlined tax preparation services for taxpayers who, for reasons of complexity, convenience, or the need for prompt tax refunds, seek assisted tax preparation services. In the 2019 tax season, Liberty Tax and its franchisees accounted for 1.3 million tax returns filed through U.S. retail offices, 0.4 million through Canadian retail offices, and 0.1 million through Franchise Group’s online tax programs.

RECENT DEVELOPMENTS

Business Combination Agreement

On July 10, 2019, Franchise Group entered into the business combination agreement and acquired all of the outstanding equity interests in Buddy’s through the merger. See Section 10 for further information about the merger and related transactions.

Buddy’s was a privately held specialty retailer organized in 2012 and engaged in the business of leasing and selling consumer electronics, residential furniture, appliances and household accessories. Buddy’s operates retail stores under the trade name Buddy’s Home Furnishings primarily in the Southeast. Buddy’s Franchising and Licensing, LLC, a wholly-owned subsidiary of Buddy’s, is in the business of selling and supporting franchises engaged in the business of leasing and selling consumer electronics, residential furniture, appliances and household accessories in markets primarily throughout the United States. As of the date of this offer to purchase, Buddy’s has a total of 294 company and franchisee locations across the U.S. and in Guam. Prior to giving effect to the merger, members of the Vintage Group owned approximately 59.7% of the outstanding equity interests in Buddy’s.

Buddy’s Corporate and Buddy’s Partners Segments

Buddy’s corporate segment consists of 35 owned stores, all located in Florida. The corporate owned stores serve a critical purpose to Buddy’s business providing for operational initiatives, tweaks to the Buddy’s model, and experimental pricing and marketing techniques. While franchisees are afforded flexibility around their day-to-day operations, consistent outperformance by the corporate stores versus the rest of the stores incentivizes franchisees to conform to the corporate model.

Buddy’s partners segment consists of a number of franchised stores that were owned by certain former Buddy’s members and other third parties. As discussed below under “Buddy’s Partners Acquisition” on page 78, on September 30, 2019, this segment was largely consolidated into the Buddy’s’ corporate-owned store portfolio. The Buddy’s partners program has served as a tool to recruit operating talent.

Buddy’s Franchise Segment

Buddy’s has the largest number of franchised rent-to-own stores in North America, consisting of 235 units as of March 31, 2019. Franchisees typically enter into franchise agreement with Buddy’s with a ten year term and requiring the payment of a royalty fee equal to 6.0% of the franchise’s gross revenues. Franchisees have discretion over their pricing models and inventory selection.

Certain historical financial information for Buddy’s is included in Franchise Group’s Current Report on Form 8-K furnished with the SEC on August 1, 2019, which is incorporated herein by reference. See also Section 13 for certain pro forma operating and financial information related to the merger and related transactions.

VSI Merger

On August 7, 2019, Franchise Group entered into the VSI merger agreement with VSI and Valor, pursuant to which, among other things, Valor will merge with and into VSI with VSI surviving as an indirect subsidiary of Franchise Group. At the effective time of the VSI Merger (the “Effective Time”), each share of common stock, par value $0.01 per share, of VSI issued and outstanding immediately prior to the Effective Time (other than shares (i) owned by Franchise Group and (ii) held by any holder who has not voted in favor of the VSI Merger and who is entitled to demand, and properly exercises and perfects, appraisal rights under Delaware law) shall be converted into the right to receive $6.50 in cash, without interest. The consideration to be paid in the VSI Merger, inclusive of the $6.50 per share consideration to be paid and the assumption of the existing VSI convertible notes, net of cash, is not expected to exceed approximately $209.0 million in the aggregate.

In evaluating the VSI Merger, the Board held multiple meetings at which it considered the VSI Merger. After consideration and discussion regarding the VSI Merger, the independent members of the Board approved the VSI Merger on August 7, 2019.

Consummation of the VSI Merger is subject to certain customary conditions, including, without limitation: (i) the adoption of the VSI merger agreement and approval of the VSI Merger by the affirmative vote of the holders of at least a majority of the outstanding shares of common stock of VSI; and (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

The parties to the VSI merger agreement have each made customary representations and warranties in the VSI merger agreement.

The VSI merger agreement contains certain customary termination rights for Franchise Group and VSI, including a right by either party to terminate the VSI merger agreement if the VSI Merger is not consummated by May 7, 2020 (the “Termination Date”).

Upon termination of the VSI merger agreement, under specified circumstances VSI will be required to pay Franchise Group a termination fee of $5,670,000 and, under other specified circumstances, a termination fee equal to Franchise Group’s expenses incurred in connection with the VSI Merger in an amount not to exceed $3,240,000.

Upon termination of the VSI merger agreement under specified circumstances, Franchise Group will be required to pay VSI a termination fee of $11,340,000.

Franchise Group entered into debt commitment letters with (i) B. Riley whereby B. Riley has committed, subject to the terms and conditions thereof, to provide Franchise Group (through a controlled domestic subsidiary of Franchise Group) with a $110.0 million senior secured term loan facility and (ii) JPMorgan Chase Bank, N.A. whereby JPMorgan Chase Bank, N.A. has committed, subject to the terms and conditions thereof, to provide Franchise Group with a $100.0 million senior secured asset-based revolving credit facility, which together with cash on Franchise Group’s balance sheet and/or the cash subject to the VSI equity commitment (as defined below), will be used to consummate the VSI Merger and pay all related fees and expenses with respect to the VSI Merger. Franchise Group expects to draw $60.0 million on the JPMorgan Chase Bank, N.A. credit facility to finance the VSI Merger. Franchise Group has agreed to use reasonable best efforts to obtain the financing; however, consummation of the VSI Merger is not conditioned on the availability of any financing. In addition, Tributum has entered into a binding equity commitment letter pursuant to which it agreed to finance the remainder of any financing needs, if applicable, resulting from the VSI Merger and the repayment of the existing VSI convertible notes (the “VSI equity commitment”). Pursuant to the VSI equity commitment, Tributum has agreed to purchase a number of shares of Franchise Group common stock at a purchase price of $12.00 per share to finance the VSI Merger. The purchase price under the VSI equity commitment will not exceed $70.0 million in the aggregate. Franchise Group expects an equity contribution of $19.0 million from Tributum to finance a portion of the VSI Merger and related costs. Tributum may assign its VSI equity commitment to an affiliated investment vehicle or an investment vehicle managed by an affiliate of Vintage. In the event of such assignment, references herein to the VSI equity commitment will be deemed to refer to such assigned VSI equity commitment from such assignee of Tributum.

The representations, warranties, covenants and agreements of VSI contained in the VSI merger agreement have been made solely for the benefit of Franchise Group and Valor. In addition, such representations, warranties and covenants: (i) have been made only for purposes of the VSI merger agreement; (ii) have been qualified by (a) certain matters set forth in VSI’s filings with the SEC and (b) disclosures made to Franchise Group and Valor in the disclosure letter delivered in connection with the VSI merger agreement; (iii) are subject to certain materiality qualifications contained in the VSI merger agreement, which may differ from what may be viewed as material by investors; and (iv) were made only as of the date of the VSI merger agreement and, in the event that the closing occurs, as of the date of the closing, or such other date as is specified in the VSI merger agreement.

On September 9, 2019, VSI announced that it received an acquisition proposal from a third party to acquire VSI during the “go-shop” period provided for by the VSI merger agreement, and on September 23, 2019, VSI announced that the third party bidder failed to obtain committed financing and that it would cease negotiations with such third party bidder. Franchise Group and VSI are moving forward with the VSI Merger pursuant to the terms of the VSI merger agreement.

On September 30, 2019, VSI filed its Proxy Statement with the SEC in connection with the VSI Merger. Subsequently, pursuant to the terms of the VSI merger agreement, VSI provided notice to Franchise Group that, on September 30, 2019, an alleged VSI shareholder filed an individual action against VSI and its officers and directors, captioned Stein v. Vitamin Shoppe, Inc., et al., No. 2:19-cv-18543-WJM-MF, in the United States District Court for the District of New Jersey, alleging that VSI and its officers and directors violated the federal securities laws by issuing purportedly misleading disclosures in connection with the VSI Merger and seeks, among other things, to enjoin the VSI shareholder vote on a proposal to adopt the VSI merger agreement. On October 1, 2019, another alleged VSI shareholder filed a putative class action against VSI and its officers and directors asserting substantively identical claims, captioned Rosenblatt v. Vitamin Shoppe, Inc., et al., No. 1:19-cv-01848, in the United States District Court for the District of Delaware. Franchise Group is not a party to either lawsuit.

For additional information regarding VSI and the VSI Merger, see the Preliminary Proxy Statement on Schedule 14A filed by VSI with the SEC on September 30, 2019, and the definitive proxy statement and other filings to be filed by VSI with the SEC in connection with the VSI Merger.

The foregoing description of the VSI merger agreement and the transactions contemplated thereby is qualified in its entirety to the full text of the VSI merger agreement, a copy of which is filed as Exhibit 2.1 to Franchise Group’s Current Report on Form 8-K filed with the SEC on August 8, 2019, and is incorporated herein by reference.

First Amendment to Buddy’s Credit Agreement

On August 23, 2019, the Buddy’s borrowers, each as borrowers, and Buddy’s parent entered into the Buddy’s first amendment with various lenders party thereto (the “Buddy’s lenders”) and Kayne Solutions Fund, L.P., as administrative agent and as collateral agent (the “Buddy’s agent”), which amended the Buddy’s initial credit agreement.

Pursuant to the terms and conditions of the Buddy’s first amendment, the Buddy’s agent and the required Buddy’s lenders consented to the consummation of the Asset Acquisition (as defined below). The Buddy’s first amendment also amended the Buddy’s initial credit agreement to, among other things, provide for the Buddy’s additional term loan to be made by certain of the Buddy’s lenders to the Buddy’s borrowers. The Buddy’s additional term loan was used to consummate the Asset Acquisition, including (x) to repay certain existing indebtedness of A-Team and secure the release of liens on the assets acquired in connection with the Asset Acquisition and (y) to pay fees and expenses in connection with the Asset Acquisition. The Buddy’s additional term loan also has been and/or will be used (i) to pay fees and expenses in connection with the Buddy’s first amendment and (ii) for general corporate purposes. The Buddy’s additional term loan is subject to substantially the same terms as the existing term loan outstanding under the Buddy’s initial credit agreement.

The foregoing description of the Buddy’s first amendment is qualified in its entirety to the full text of the Buddy’s first amendment, a copy of which is filed as Exhibit 10.1 to Franchise Group’s Current Report on Form 8-K filed with the SEC on August 28, 2019, and is incorporated herein by reference.

Second Amendment to Buddy’s Credit Agreement

On September 30, 2019, the Buddy’s borrowers, each as borrowers, and Buddy’s parent entered into the Buddy’s second amendment with the Buddy’s lenders and the Buddy’s agent, which amended the Buddy’s initial credit agreement, as amended by the Buddy’s first amendment.

The Buddy’s second amendment provides for an update to the agreed Consolidated EBITDA (as defined in the Buddy’s credit agreement) figures for September 30, 2018, December 31, 2018, March 31, 2019 and June 30, 2019 and clarifies the circumstances under which acquisitions may be given pro forma effect in the calculation of Consolidated EBITDA.

The foregoing description of the Buddy’s second amendment is qualified in its entirety to the full text of the Buddy’s second amendment, a copy of which is filed as Exhibit 10.1 to Franchise Group’s Current Report on Form 8-K filed with the SEC on October 4, 2019, and is incorporated herein by reference.

A-Team Acquisition

On August 23, 2019, Buddy’s entered into an asset purchase agreement pursuant to which Buddy’s acquired 41 Buddy’s Home Furnishings stores from A-Team, a franchisee of Buddy’s (the “Asset Acquisition”). In connection with the Asset Acquisition, Buddy’s repaid on behalf of A-Team approximately $18.6 million of the outstanding indebtedness of A-Team and the parties settled certain other existing payables that arose in the ordinary course of business.

SHOS Acquisition

On August 27, 2019, Franchise Group entered into the SHOS purchase agreement with SHOS and Newco S, pursuant to which, among other things, Newco S will acquire from SHOS the businesses of SHOS’s Sears Outlet segment and Buddy’s Home Furnishing Stores, each as described in SHOS’s annual report on Form 10-K for the fiscal year ended February 2, 2019 (collectively, the “SHOS business”), for an aggregate purchase price of approximately $121.0 million in cash (the “SHOS purchase price”), subject to a customary net working capital adjustment. In addition, Newco S has agreed to reimburse SHOS for (i) up to $11.9 million in the aggregate for certain transaction expenses and employee payments and insurance costs incurred by SHOS in connection with the SHOS Acquisition and (ii) certain amounts payable by SHOS

(the “SHOS acquisition payments”) in connection with the acquisition of SHOS by Transform Holdco LLC, a Delaware limited liability company (“Transform”), pursuant to the Agreement and Plan of Merger, dated as of June 1, 2019 (the “Transform merger agreement”), by and among SHOS, Transform and Transform Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Transform. The SHOS purchase agreement provides that any SHOS acquisition payments (less certain amounts in respect of guaranteed minimum annual incentive plan bonuses) paid to SHOS by Newco S as part of the SHOS purchase price will be refunded to Newco S in the event that the Transform merger agreement is validly terminated.

The SHOS purchase agreement provides that, upon the terms and conditions set forth therein, Newco S will acquire the SHOS business through the purchase of certain assets and the assumption of certain liabilities, as well as the acquisition of the equity interests of certain subsidiaries of SHOS, in each case primarily used in or related to the SHOS business. Franchise Group is party to the SHOS purchase agreement solely for the purposes of Section 10.17 thereto, pursuant to which Franchise Group will guarantee, among other things, the performance of Newco S’s obligations and the payment of amounts due to SHOS under the SHOS purchase agreement up to and including the closing of the SHOS Acquisition, in addition to agreeing to fund a certain equity contribution to Newco S in order to consummate the SHOS Acquisition. The guarantee provided by Franchise Group terminates upon the closing of the SHOS Acquisition.

Consummation of the SHOS Acquisition is subject to certain conditions, including, without limitation, (i) there not being in effect any governmental order prohibiting the consummation of the SHOS Acquisition, (ii) the execution and delivery of certain certificates, instruments, documents and other items by the parties to the SHOS purchase agreement, (iii) Newco S receiving customary lien release documentation in respect of the SHOS business from SHOS’s existing lenders, and (iv) there being no material adverse effect (as defined in the SHOS purchase agreement) of the SHOS business between the signing of the SHOS purchase agreement and closing of the SHOS Acquisition. In addition, the consummation of the SHOS Acquisition is subject to the condition that at least twenty (20) days have elapsed since the mailing of the information statement of SHOS to the stockholders of SHOS relating to the acquisition of SHOS by Transform and the consummation of the SHOS Acquisition being permitted under Regulation 14C of the Exchange Act. The SHOS Acquisition is expected to close in October 2019.

The SHOS purchase agreement provides that, except in the case of fraud or under certain ancillary agreements entered into in connection with the SHOS Acquisition, SHOS will have no liability after the closing of the SHOS Acquisition with respect to any of its representations or warranties, or covenants to be performed prior to the closing of the SHOS Acquisition. However, in connection with the SHOS Acquisition, Newco S has obtained a customary buyer’s representation and warranty insurance policy providing for up to $13.0 million in coverage in the case of breaches of the representations and warranties contained in the SHOS purchase agreement subject to certain exclusions and a 1% retention. The employees of SHOS that are primarily dedicated to the SHOS business are expected to transfer with the SHOS business in connection with the SHOS Acquisition, as are Will Powell, Chief Executive Officer of SHOS, E.J. Bird, Chief Financial Officer of SHOS, and Michael A. Gray, Chief Operating Officer of SHOS.

Pursuant to the SHOS purchase agreement, at the closing of the SHOS Acquisition, SHOS and Newco S will enter into a customary transition services agreement pursuant to which SHOS and its affiliates will provide to Newco S and its affiliates, and Newco S and its affiliates will provide to SHOS and its affiliates, certain transition, migration and separation services mutually agreed upon by SHOS and Newco S, or as requested to be received by SHOS or Newco S and that were previously provided by SHOS or its affiliates to the SHOS business or by the SHOS business to SHOS or its affiliates (other than to subsidiaries of SHOS acquired by Newco S in connection with the SHOS Acquisition), as applicable, in the 6 months prior to the closing of the SHOS Acquisition. Such services will generally be provided for a period of 6 months following the closing of the SHOS Acquisition, which term may be extended for 3 months by the service recipient as provided in the SHOS purchase agreement. The service recipient will pay the service provider the agreed upon fees and costs set forth in the SHOS purchase agreement.

The parties to the SHOS purchase agreement have each made customary representations and warranties in the SHOS purchase agreement.

The SHOS purchase agreement contains certain customary termination rights for Newco S and SHOS, including a right by either party to terminate the SHOS purchase agreement if the closing of the SHOS Acquisition is not consummated by October 23, 2019 (the “Outside Date”), subject to certain extensions as permitted pursuant to the Transform merger agreement.

Franchise Group entered into a debt commitment letter with Guggenheim Credit Services, LLC and certain of its affiliates, providing Newco S with, subject to the terms and conditions thereof, a senior secured term loan facility in an amount equal to $105.0 million, which, together with cash on Franchise Group’s balance sheet and/or the cash subject to the Sears Outlet equity commitment (as defined below), will be used to consummate the SHOS Acquisition and pay all related fees and expenses with respect to the SHOS Acquisition. Franchise Group has agreed to use commercially reasonable efforts to obtain the financing; however, consummation of the SHOS Acquisition is not conditioned on the availability of any financing. In addition, Tributum has entered into a binding equity commitment letter pursuant to which it agreed to finance the remainder of any financing needs, if applicable, resulting from the SHOS Acquisition (the “Sears Outlet equity commitment”). Pursuant to the Sears Outlet equity commitment, Tributum has agreed to purchase a number of shares of Franchise Group common stock at a purchase price of $12.00 per share to finance the SHOS Acquisition. The purchase price under the Sears Outlet equity commitment will not exceed $40.0 million in the aggregate. Franchise Group expects that the full equity commitment of $40.0 million from Tributum pursuant to the Sears Outlet equity commitment will be required to finance a portion of the SHOS Acquisition. Tributum may assign the Sears Outlet equity commitment to an affiliated investment vehicle or an investment vehicle managed by an affiliate of Vintage. In the event of such assignment, references herein to the Sears Outlet equity commitment will be deemed to refer to such assigned Sears Outlet equity commitment from such assignee of Tributum.

The representations, warranties, covenants and agreements of SHOS contained in the SHOS purchase agreement have been made solely for the benefit of Franchise Group and Newco S. In addition, such representations, warranties and covenants: (i) have been made only for purposes of the SHOS purchase agreement; (ii) have been qualified by (a) certain matters set forth in SHOS’s filings with the SEC and (b) disclosures made to Franchise Group and Newco S in the disclosure letter delivered in connection with the SHOS purchase agreement; (iii) are subject to certain materiality qualifications contained in the SHOS purchase agreement, which may differ from what may be viewed as material by investors; and (iv) were made only as of the date of the SHOS purchase agreement and, in the event that the closing of the SHOS Acquisition occurs, as of the date of the closing of the SHOS Acquisition, or such other date as is specified in the SHOS purchase agreement.

For additional information regarding the SHOS Acquisition, see the Definitive Information Statement on Schedule 14C filed by SHOS with the SEC on September 13, 2019.

The foregoing description of the SHOS purchase agreement is qualified in its entirety to the full text of the SHOS purchase agreement, a copy of which is filed as Exhibit 2.1 to Franchise Group’s Current Report on Form 8-K filed with the SEC on August 27, 2019, and is incorporated herein by reference.

Certain Changes to the Management of Franchise Group and its Subsidiaries

Appointment of Franchise Group Executive Officers

On October 2, 2019, several leadership changes of Franchise Group, including changes to the senior executive leadership of Franchise Group and certain of its subsidiaries, became effective. The leadership changes were implemented as part of the strategic transformation of Franchise Group. Brian Kahn has been appointed as the President and Chief Executive Officer of Franchise Group and Eric Seeton has been appointed as the Chief Financial Officer of Franchise Group, although Mr. Seeton is not expected to join Franchise Group until October 28, 2019, while M. Brent Turner, the former Interim President and Chief Executive Officer of Franchise Group, and Michael S. Piper, the Chief Financial Officer of Franchise Group, have accepted offers to serve as the Chief Executive Officer and Chief Financial Officer, respectively, of Holdings, which operates the Liberty Tax segment of Franchise Group. Mr. Piper will continue to serve as the Chief Financial Officer of Franchise Group until such time as Mr. Seeton joins Franchise Group, which is expected to be on October 28, 2019. Additionally, Andrew Laurence has been appointed as the Executive Vice President of Franchise Group and Andrew Kaminsky has been appointed as Executive Vice President and Chief Administrative Officer of Franchise Group. The employment agreements for each of Mr. Kahn, Mr. Seeton, Mr. Laurence and Mr. Kaminsky are described in detail in Section 14 under the heading “EXECUTIVE EMPLOYMENT AGREEMENTS.”

Departure of Shaun York

On September 6, 2019, Shaun York resigned as Franchise Group’s Chief Operating Officer effective immediately. To facilitate an operational transition, Franchise Group entered into a consulting agreement with Mr. York, commencing on September 6, 2019, which provides that Mr. York will serve as a consultant to Franchise Group on operational matters on a month-to-month basis in exchange for monthly consideration of $10,000.

Stockholder Lawsuit

On August 12, 2019, Asbestos Workers’ Philadelphia Pension Fund, as the plaintiff (“Plaintiff”), individually and on behalf of all others similarly situated and derivatively on behalf of Franchise Group filed a class action and derivative complaint (the “Complaint”) in the Court of Chancery of the State of Delaware (the “Court”), against Matthew Avril, Patrick A. Cozza, Thomas Herskovits, Brian R. Kahn, Andrew M. Laurence, Lawrence Miller, G. William Minner Jr., Bryant R. Riley and Kenneth M. Young (collectively, the “Individual Defendants”), and against Vintage, B. Riley, and Franchise Group, as a nominal defendant (collectively, the “Defendants”).

The Complaint alleges breach of fiduciary duty against the Individual Defendants based on the following allegations, among others: (a) causing Franchise Group to completely transform its business model and to acquire Buddy’s at an inflated price; (b) transferring control of Franchise Group to Vintage and B. Riley for no premium and without a stockholder vote; (c) allowing Vintage and B. Riley’s other former equityholders to unfairly extract additional value from Franchise Group by virtue of the tax receivable agreement; (d) offering to Franchise Group’s non-Vintage and non-B. Riley stockholders an inadequate price for their shares of Franchise Group common stock; (e) disseminating materially misleading and/or omissive offer documents; and (f) issuing additional shares of Franchise Group common stock to the Vintage Group at less than fair value to fund the offer and VSI Merger. The Complaint also includes a count of unjust enrichment against Vintage and B. Riley. The Complaint seeks: (i) a declaration that the action is properly maintainable as a class action; (ii) a finding that the Individual Defendants are liable for breaching their fiduciary duties owed to the class and Franchise Group; (iii) a finding that demand on the Board is excused as futile; (iv) enjoining the consummation of the offer unless and until all material information necessary for Franchise Group’s stockholders to make a fully informed tender decision has been disclosed; (v) a finding that Vintage and B. Riley are liable for unjust enrichment; (vi) an award to Plaintiff and the other members of the class of damages in an amount which may be proven at trial; (vii) an award to Plaintiff and the other members of the class of pre-judgment and post-judgment interest, as well as their reasonable attorneys’ and expert witness fees and other costs; (viii) an award to Franchise Group in the amount of damages it sustained as a result of the Individual Defendants’ breaches of fiduciary duties to Franchise Group; and (ix) an award of such other and further relief as the Court may deem just and proper.

Simultaneously with the filing of the Complaint, Plaintiff filed a Motion for Preliminary Injunction to prevent the consummation of the offer, as well as a Motion to Expedite Proceedings, including a request to conduct discovery on an expedited basis. The Defendants filed an Opposition to Plaintiff’s Motion for Expedited Proceedings on August 21, 2019. The parties ultimately reached an agreement that obviated the need for Plaintiff’s motion. On August 30, 2019, Plaintiff withdrew its Motion to Expedite Proceedings and Motion for Preliminary Injunction, without prejudice to its right to reapply for both upon the issuance of revised offer documents. By stipulation of the parties and order of the Court, Defendants’ deadline to move, answer, or otherwise respond to the Complaint will be twenty days after Plaintiff requests in writing that Defendants so respond.

Buddy’s Partners Acquisition

On September 30, 2019, New Holdco entered into an asset purchase agreement with certain affiliates of certain of the former Buddy’s members and completed the acquisition of certain Buddy’s stores and related assets in exchange for approximately 1,350,000 New Holdco common units and approximately 270,000 shares of Franchise Group preferred stock, which New Holdco common units and shares of Franchise Group preferred stock were contemporaneously distributed to such former Buddy’s members, New Holdco also assumed liabilities relating to such Buddy’s stores and related assets in connection with this transaction (the “Buddy’s Partners Acquisition”). In addition, the Buddy’s stores and related assets acquired, and liabilities assumed, pursuant to the asset purchase agreement, as well as New Holdco’s rights under the asset purchase agreement and all covenants and obligations under the asset purchase agreement that are required to be performed by New Holdco following the closing of the Buddy’s Partners Acquisition, were contemporaneously contributed by New Holdco to Buddy’s through New Holdco’s intermediate subsidiaries. In connection with the Buddy’s Partners Acquisition, Franchise Group increased the number of shares of the Franchise Group preferred stock pursuant to the certificate of increase. The certificate of increase, which was approved by the Board and filed by Franchise Group with the Secretary of State of the State of Delaware on September 30, 2019, increased the number of shares of Franchise Group preferred stock from 1,616,667 shares to 1,886,667 shares.

On September 30, 2019 and in connection with the Buddy’s Partners Acquisition, Franchise Group entered into the RAA Amendment. Pursuant to the terms and conditions of the RRA Amendment, Schedule 1(B) of the registration rights agreement was amended in connection with the issuance of the Buddy’s Partners Securities to the Buddy’s Partners Seller Owners in connection with the Buddy’s Partners Acquisition. The RRA Amendment also amended the registration rights agreement to provide certain registration rights applicable to shares of Franchise Group common stock into which the New Holdco common units and the Franchise Group preferred stock may be exchanged in accordance with the limited liability company agreement of New Holdco and the certificate of designation.

Third Amendment to the Franchise Group revolving credit facility

On October 2, 2019, Holdings, as a guarantor, New Borrower, as borrower, and each of New Borrower’s direct and indirect subsidiaries that are guarantors under the Franchise Group revolving credit agreement, entered into the Third Amendment with CIBC, successor administrative agent to Citizens, and the Franchise Group lenders, which amends the Franchise Group revolving credit agreement. The Third Amendment amended the Franchise Group revolving credit agreement to extend the Maturity Date (as defined in the Franchise Group revolving credit agreement) to October 2, 2022, to reduce the Applicable Margin (as defined in the Franchise Group revolving credit agreement) used to calculate the interest due under the Franchise Group revolving credit agreement, to reduce the aggregate amount of the Commitments (as defined in the Franchise Group revolving credit agreement) as of the effective date of the Third Amendment from $135.0 million to $125.0 million, and to permit dividends and other distributions under certain conditions. The Third Amendment also eliminated a negative covenant in the Franchise Group revolving credit agreement that prohibited Franchise Group from incurring certain types of indebtedness and liens.

The foregoing description of the Third Amendment is qualified in its entirety to the full text of the Third Amendment, a copy of which is filed as Exhibit 10.2 to Franchise Group’s Current Report on Form 8-K filed with the SEC on October 4, 2019, and is incorporated herein by reference.

FRANCHISE GROUP’S EMPLOYEES

As of October 15, 2019, Franchise Group employed 1,045 employees, consisting of 337 employees in its corporate operations, primarily located in Virginia Beach, Virginia, 227 employees at company-owned tax preparation offices, and 481 employees employed by Buddy’s. Franchise Group considers its relationships with its employees to be good.

FRANCHISE GROUP’S HEADQUARTERS

Franchise Group’s principal executive offices are located at 1716 Corporate Landing Parkway, Virginia Beach, Virginia 23454.

FRANCHISE GROUP’S DIRECTORS AND OFFICERS

The following is a list of Franchise Group’s directors and officers and provides certain information regarding such persons as of the date of this offer to purchase.

Directors

Matthew Avril. Mr. Avril, age 58, has served as a Director of Franchise Group since September 2018 and is a self-employed consultant. He is currently a member of the strategic advisory board of Vintage Capital Management, LLC. Since January 2018, he has been a director of Babcock & Wilcox. From November 2016 to March 2017, he served as Chief Executive Officer of Diamond Resorts International, Inc., a company in the hospitality and vacation ownership industries. From July 2014 until June 2016, Mr. Avril was a director of Aaron’s, Inc. From March 2011 to April 2016, Mr. Avril was a director of API Technologies. From February 2015 to March 2016, he was consultant to and Chief Executive Officer-elect for Vistana Signature Experiences, Inc. (“Vistana”), a vacation ownership business. Previously, he served as President, Hotel Group, for Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”), an international hotel and leisure company, from August 2008 to July 2012. From 2002 to 2008, he served in a number of executive leadership positions with Starwood, and from 1989 to 1998, held various senior leadership positions with Vistana. Mr. Avril’s management background provides substantial additional expertise to the Board. Mr. Avril is a Certified Public Accountant (inactive status). Mr. Avril received a B.S. from the University of Miami.

Patrick A. Cozza. Mr. Cozza, age 63, has served as a Director of Franchise Group since May 2018 and is managing partner of Cozza Enterprises, LLC, a firm that provides strategic consultation and executive coaching services, a position he has held since January 2014. Mr. Cozza also serves as an Executive in Residence and Lecturer, Wealth Management, at the Silberman College of Business, Fairleigh Dickinson University. Mr. Cozza was formerly Chairman and Chief Executive Officer of HSBC Insurance North America, which operated four insurance companies with operations in the United States, Canada, Mexico, India and the United Kingdom, from January 2006 to December 2014. Concurrently, Mr. Cozza served as Senior Executive Vice President, Retail Banking and Wealth Management - North America for HSBC from January 2011 to December 2014, and previously served as Group Executive, Taxpayer Financial Services and North America and Mexico Insurance for HSBC from January 2002 to December 2006. HSBC Holdings plc is one of the world’s largest banking and financial services organizations. Mr. Cozza was also Chief Executive Officer of Taxpayer Financial Services from 2000 to 2002 and held a variety of senior leadership positions, including Chief Financial Officer, Chief Operating Officer and President of the Beneficial Insurance Group subsidiaries of Beneficial Corporation from 1985 to 1998. Mr. Cozza serves on the Boards of Directors of Scottish Re Life Insurance Company, the National Association of Corporate Directors New Jersey Chapter, Junior Achievement of New Jersey and the Silberman College of Business at Fairleigh Dickinson University. Mr. Cozza provides substantial management, leadership and strategic business experience and expertise to the Board of Directors. Mr. Cozza received a B.S. from Seton Hall University and an M.B.A. from Fairleigh Dickinson University.

Thomas Herskovits. Mr. Herskovits, age 72, served as a Director of Franchise Group from October 2015 until November 2017 and was reappointed to serve as a Director in March 2018. Since 2014, Mr. Herskovits has been managing director of Feldman Advisors, a middle market investment banking firm based in Chicago, and since 1996, he has managed private investments through Herskovits Enterprises. From 2013 through February 2014, he was CEO of WinView, Inc., a technology company. He served on the Board of Directors of that privately-held company from 2012 to 2015. He previously served as non-operating Chairman of the Board of Directors of Natural Golf Corporation, a golf equipment and instruction company, as President & CEO of Specialty Foods, and as President of Kraft Dairy and Frozen Products. Mr. Herskovits was President of the Breakfast Foods Division of General Foods and spent the first nine years of his career in brand management at The Procter & Gamble Company. Mr. Herskovits’ management, finance and consumer products backgrounds provide substantial additional expertise to the Board. Mr. Herskovits received a B.S. in Architecture and Finance and an M.B.A. in Finance and Marketing from Syracuse University.

Brian R. Kahn. Mr. Kahn, age 45, has served as a Director of Franchise Group since September 2018 and founded and has served as the investment manager of Vintage and its predecessor, Kahn Capital Management, LLC, since 1998. Vintage is a value-oriented, operations-focused, private and public equity investor specializing in the consumer, aerospace and defense, and manufacturing sectors. Since 2012, Mr. Kahn has served as Chairman of the Board of Buddy’s Newco LLC, an operator and franchisor of rent-to-own stores under the banners of Buddy’s Home Furnishings, Flexi Compras Corp., and Good-to-Go Wheels and Tires. Since January 2018, Mr. Kahn has been a director of Babcock & Wilcox Enterprises, Inc. (“Babcock & Wilcox”), a global leader in energy and environmental technologies and services for the power and industrial markets. Previously, Mr. Kahn was the Chairman of the board of directors of API Technologies Corporation from 2011 until 2016 and White Electronic Designs Corporation from 2009 until 2010. Mr. Kahn has also served as a director of Aaron’s, Inc., a leader in the sales and lease ownership and specialty retailing of residential furniture, consumer electronics, home appliances and accessories from 2014 until 2015 and Integral Systems, Inc., a provider of products, systems and services for satellite command and control, telemetry and digital signal processing, data communications, enterprise network management and communications information assurance, from 2011 to 2012. Mr. Kahn brings to the Board extensive management and consumer finance expertise, as well as public company experience. Mr. Kahn received a B.A. from Harvard University.

Andrew M. Laurence. Mr. Laurence, age 44, has served as a Director of Franchise Group since September 2018 and is a partner of Vintage. Mr. Laurence joined Vintage in January 2010 and is responsible for all aspects of its transaction sourcing, due diligence and execution. Mr. Laurence served as Corporate Secretary of API Technologies from January 2011 until February 2016; he also served as Vice President of Finance and Chief Accounting Officer from January 2011 to June 2011. Since January 2015, Mr. Laurence has been a director and member of the audit committee of IEC Electronics Corp., a provider of electronic manufacturing services to advanced technology companies that produce life-saving and mission critical products for the medical, industrial, aerospace and defense sectors. Mr. Laurence also serves as a director of Energes Services, LLC, an oilfield services company located in Colorado and as Manager of East Coast Welding & Fabrication, LLC, a metals fabrication business based in Massachusetts. He is also a director of non-profits Good Sports, Inc. and Beth Israel Deaconess Hospital - Milton. Mr. Laurence’s finance experience provides substantial expertise to the Board. Mr. Laurence received a B.A. from Harvard University.

Lawrence Miller. Mr. Miller, age 70, has served as a Director of Franchise Group since May 2018 and is the founder and Vice Chairman of the Board of Directors of StoneMor Partners L.P., an owner and operator of cemeteries and funeral homes in the United States. From April 2004 to May 2017, Mr. Miller was Chairman of the Board, President and Chief Executive Officer of StoneMor Partners L.P. He also served as the Chief Executive Officer and President of Cornerstone Family Services from March 1999 through April 2004. Prior to joining Cornerstone, Mr. Miller was employed by The Loewen Group, Inc. (now known as the Alderwoods Group, Inc.), where he served in various management positions, including Executive Vice President of Operations from January 1997 until June 1998, and President of the Cemetery Division from March of 1995 until December 1996. Prior to joining The Loewen Group, Mr. Miller served as President and Chief Executive Officer of Osiris Holding Corporation, a private consolidator of cemeteries and funeral homes of which Mr. Miller was a one-third owner, from November 1987 until March 1995, when Osiris was sold to The Loewen Group. Mr. Miller served as President and Chief Operating Officer of Morlan International, Inc., one of the first publicly traded cemetery and funeral home consolidators from 1982 until 1987, when Morlan was sold to Service Corporation International. Mr. Miller brings to the Board of Directors extensive operating and managerial expertise, excellent leadership skills and significant experience in advancing growth strategies, including acquisitions and strategic alliances. Mr. Miller received a B.B.A and an M.B.A. in Finance from Temple University.

G. William Minner, Jr. Mr. Minner, age 66, has served as a Director of Franchise Group since February 2018. Since 1996, Mr. Minner has served as a contract Chief Financial Officer and consultant with responsibilities for finance and administration to over 25 companies. From June 1991 to December 1995, Mr. Minner served as Chairman, President and Chief Executive Officer of Suburban Federal Savings Bank in Collingdale, Pennsylvania. From December 1988 to May 1991, Mr. Minner served in various positions with Atlantic Financial Savings, F.A., including Senior Vice President - Credit and First Vice President - Loan Workout. Previously, Mr. Minner served as Audit Manager and Controller for the mortgage subsidiary of Magnet Bank, FSB from July 1984 to December 1988. Mr. Minner is a Certified Public Accountant. Mr. Minner has substantial experience in the financial services industry, including banking, lending, risk management, treasury management, financial analysis, SEC reporting, taxation, accounting and commercial real estate development. Mr. Minner qualifies as an audit committee financial expert under SEC rules. Mr. Minner received an M.B.A. and M.S. in Accounting from Marshall University.

Bryant R. Riley. Mr. Riley, age 52, has served as a Director of Franchise Group since September 2018 and has served as Chief Executive Officer and Chairman of B. Riley Financial, Inc. (“B. Riley”), a leader in providing a diverse suite of financial services and solutions for public and private companies as well as high net worth individuals, since June 2014, and as a director since August 2009. From July 2017 to July 2018, Mr. Riley served as the Co-Chief Executive Officer of B. Riley FBR, Inc. (formerly FBR Capital Markets & Co., LLC), and previously he served as the Chairman of B. Riley & Co., LLC since founding the stock brokerage firm in 1997 and served as Chief Executive Officer of B. Riley & Co., LLC from 1997 to 2006. He also previously served as Chairman of DDi Corp from May 2007 to May 2012 and Chairman of Lightbridge Communications Corporation (“LCC”) from October 2009 to October 2015. He also previously served on the boards of Cadiz Inc. from April 2013 to June 2014, Strasbaugh from July 2010 to August 2013, and STR Holdings, Inc. from March 2014 to August 2014. Mr. Riley’s public company experience, as well as his management expertise, provides substantial additional expertise to the Board. He also served on the board of directors for several private companies. Mr. Riley received a B.S. from Lehigh University.

Kenneth M. Young. Mr. Young, age 55, has served as a Director of Franchise Group since September 2018 and currently serves as President of B. Riley. In addition, Mr. Young serves as Chief Executive Officer for B. Riley Principal Investments, a wholly-owned subsidiary of B. Riley, which acquires, invests and operates harvest opportunities across several verticals, including communications, media, construction, and retail, with a focus on maximizing cash flows through operational expertise. Mr. Young has served on the boards of Orion Energy Systems, Inc., a manufacturer of high quality, industry leading LED lighting products, since August 2017 and Globalstar, Inc., a provider of mobile satellite services, since September 2015, and bebe stores, inc., a global brand clothing retailer, since January 2018. He also served on the boards of Proxim Wireless Corporation from December 2016 until July 2018, Special Diversified Opportunities Inc. from March 2015 until May 2017, where he served on the compensation committee, and B. Riley from December 2014 to September 2016, where he was the chair of the audit committee and served on the compensation committees and governance committees. Mr. Young has 30 years of operational, executive and director experience primarily within the communications and finance industry. Previously, he served as Chief Marketing Officer and Chief Operating Officer of the Americas at LCC from 2006 to 2008 before serving as President and Chief Executive Officer from 2008 to 2016. Prior to joining LCC, Mr. Young held various senior executive positions with multiple corporations, including Franchise Group Media’s TruePosition Location Services subsidiary. Additionally, Mr. Young held senior positions within Cingular Wireless, SBC Wireless, Southwestern Bell Telephone and AT&T as part of his 16-year tenure within the now combined AT&T Corporation. Mr. Young’s background in finance, as well as his management skills, provide valuable experience to the Board of Directors. Mr. Young holds a B.S. from Graceland University and an MBA from the University of Southern Illinois.

Officers

Brian R. Kahn. Mr. Kahn, age 45, has served as the Chief Executive Officer of Franchise Group since October 2, 2019. Mr. Kahn founded and has served as the investment manager of Vintage and its predecessor, Kahn Capital Management, LLC, since 1998. Vintage is a value-oriented, operations-focused, private and public equity investor specializing in the consumer, aerospace and defense, and manufacturing sectors. Since 2012, Mr. Kahn has served as Chairman of the Board of Buddy’s Newco LLC, an operator and franchisor of rent-to-own stores under the banners of Buddy’s Home Furnishings, Flexi Compras Corp., and Good-to-Go Wheels and Tires. Since January 2018, Mr. Kahn has been a director of Babcock & Wilcox Enterprises, Inc. (“Babcock & Wilcox”), a global leader in energy and environmental technologies and services for the power and industrial markets. Previously, Mr. Kahn was the Chairman of the board of directors of API Technologies Corporation from 2011 until 2016 and White Electronic Designs Corporation from 2009 until 2010. Mr. Kahn has also served as a director of Aaron’s, Inc., a leader in the sales and lease ownership and specialty retailing of residential furniture, consumer electronics, home appliances and accessories from 2014 until 2015 and Integral Systems, Inc., a provider of products, systems and services for satellite command and control, telemetry and digital signal processing, data communications, enterprise network management and communications information assurance, from 2011 to 2012. Mr. Kahn brings to the Board extensive management and consumer finance expertise, as well as public company experience. Mr. Kahn received a B.A. from Harvard University.

Andrew M. Laurence. Mr. Laurence, age 44, has served as the Executive Vice President of Franchise Group since October 2, 2019. Mr. Laurence has also been a partner of Vintage since January 2010 and is responsible for all aspects of its transaction sourcing, due diligence and execution. Mr. Laurence served as Corporate Secretary of API Technologies from January 2011 until February 2016; he also served as Vice President of Finance and Chief Accounting Officer from January 2011 to June 2011. Since January 2015, Mr. Laurence has been a director and member of the audit committee of IEC Electronics Corp., a provider of electronic manufacturing services to advanced technology companies that produce life-saving and mission critical products for the medical, industrial, aerospace and defense sectors. Mr. Laurence also serves as a director of Energes Services, LLC, an oilfield services company located in Colorado and as Manager of East Coast Welding & Fabrication, LLC, a metals fabrication business based in Massachusetts. He is also a director of non-profits Good Sports, Inc. and Beth Israel Deaconess Hospital - Milton. Mr. Laurence’s finance experience provides substantial expertise to the Board. Mr. Laurence received a B.A. from Harvard University.

Eric Seeton. Mr. Seeton, age 47, was appointed to serve as the Chief Financial Officer of Franchise Group on October 2, 2019, although he is expected to join Franchise Group on October 28, 2019. Since September 2015, Mr. Seeton has served as the Senior Vice President and Chief Financial Officer of API Technologies Corporation, a developer of radio frequency and microwave, power and securities applications. Prior to API Technologies Corporation, Mr. Seeton served as the Business Unit Finance Director for the radio frequency and microwave business unit from July 2014 until September 2015 at Analog Devices, Inc. and as the Director of Corporate Finance for Hittie Microwave Corp. from July 2011 until its acquisition by Analog Devices, Inc. in July 2014. Mr. Seeton is a Certified Public Accountant and holds a Bachelor of Science degree in Accounting from Bentley College (now Bentley University) and an M.B.A. from Cornell University.

Andrew Kaminsky. Mr. Kaminsky, age 51, has served as the Executive Vice President and Chief Administrative Officer of Franchise Group since October 2, 2019. Prior to joining Franchise Group, Mr. Kaminsky has held various executive and operating positions with Viavi Solutions Inc., Cobham plc and Aeroflex Holding Corp. From April 2018 through June 2019, Mr. Kaminsky was an Executive Consultant in Strategic Initiatives to the CEO of Viavi Solutions Inc., focusing on mergers and acquisitions, their subsequent integration and driving operational efficiencies across the company. From September 2014 through April 2018, Mr. Kaminsky held various roles with Cobham plc, most recently as the Senior Vice President of Strategic Initiatives. From March 2010 through its sale to Cobham plc in September 2014, Mr. Kaminsky was a Senior Vice President and Head of Corporate Development, Investor Relations and Human Resources for Aeroflex Holding Corp. Prior to his corporate roles, Mr. Kaminsky spent over 15 years as an investment banker, including as a Managing Director at Oppenheimer & Co. Inc. and CIBC. In 2001, Mr. Kaminsky co-founded and presently serves as the Chairman and Executive Director of the Greg Richards, Larry Polatsch and Scott Weingard Memorial Fund, a 9/11 not-for-profit charity. Mr. Kaminsky holds a Bachelor’s degree from the University of Michigan and a M.B.A. in Finance and Management from the Stern School of Business at New York University.

Michael S. Piper. Mr. Piper, age 56, has served as the Chief Financial Officer of Franchise Group since June 2018, and will serve in such capacity until Mr. Seeton joins Franchise Group on or about October 28, 2019. From January 2018 until prior to rejoining Franchise Group, Mr. Piper served as Chief Financial Officer of CDYNE Corporation, a web service solution provider and as a consultant to CDYNE Corporation from October 2017 through December 2017. Mr. Piper previously served as Franchise Group’s Vice President of Financial Products from December 2014 to September 2017. In addition, from August 2004 to December 2014, Mr. Piper served Franchise Group in other roles, including Director of Finance and Director of Financial Products. Prior to initially joining Franchise Group, and from July 2002 to August 2004, Mr. Piper served as Associate Vice President of Finance for Amerigroup Corporation. Mr. Piper is a Certified Public Accountant.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

THE MERGER AND RELATED TRANSACTIONS

Please see Section 10 regarding agreements and transactions entered into by Franchise Group with Buddy’s, Buddy’s equity holders, members of the Vintage Group and B. Riley and certain of its affiliates in connection with the merger and other transactions contemplated by the business combination agreement.

THE VSI MERGER AND RELATED TRANSACTIONS

Please see Section 11 regarding an equity commitment Franchise Group received from Tributum whereby Tributum has agreed to purchase a number of shares of Franchise Group common stock at a purchase price of $12.00 per share to finance the VSI Merger. The purchase price under the VSI equity commitment will not exceed $70.0 million in the aggregate.

THE SHOS ACQUISITION AND RELATED TRANSACTIONS

Please see Section 11 regarding the Sears Outlet equity commitment that Franchise Group received from Tributum, pursuant to which Tributum has agreed to purchase a number of shares of Franchise Group common stock at a purchase price of $12.00 per share to finance the SHOS Acquisition. The purchase price under the Sears Outlet equity commitment will not exceed $40.0 million in the aggregate.

THE BUDDY’S PARTNERS ACQUISITION AND RELATED TRANSACTIONS

Please see Section 11 regarding agreements and arrangements entered into by Franchise Group and certain of its affiliates with certain of the former Buddy’s members and certain of their affiliates in connection with the Buddy’s Partners Acquisition and other transactions contemplated by the asset purchase agreement entered into in connection with the Buddy’s Partners Acquisition, including the RAA Amendment and the amendment to Schedule 1 of the New Holdco limited liability company agreement.

ADDITIONAL INFORMATION

Franchise Group is subject to the informational requirements of the Exchange Act, and files annual, quarterly and special reports, proxy statements and other information with the SEC. You may access filed documents at the SEC’s website at www.sec.gov.

INCORPORATION BY REFERENCE

The SEC allows Franchise Group to incorporate by reference the information it files with the SEC, which means that it can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this offer to purchase, and information that Franchise Group files later with the SEC will automatically update and supersede this information. Franchise Group incorporates by reference the following documents which it has filed with the SEC (File No. 001-35588):

•	Franchise Group’s Annual Report on Form 10-K for the fiscal year ended April 30, 2019;
•	Franchise Group’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2019;
•	Franchise Group’s Current Report on Form 8-K dated and filed with the SEC on July 11, 2019;
•	Franchise Group’s Current Report on Form 8-K furnished to the SEC on August 1, 2019;
•	Franchise Group’s Current Report on Form 8-K filed with the SEC on August 8, 2019;
•	Franchise Group’s Current Report on Form 8-K/A filed with the SEC on August 9, 2019;
•	Franchise Group’s Current Report on Form 8-K filed with the SEC on August 28, 2019;
•	Franchise Group’s Current Report on Form 8-K filed with the SEC on September 19, 2019;
•	Franchise Group’s Current Report on Form 8-K filed with the SEC on September 24, 2019;
•	Franchise Group’s Current Report on Form 8-K filed with the SEC on October 1, 2019;
•	Franchise Group’s Current Report on Form 8-K filed with the SEC on October 4, 2019;
•	the description of the Franchise Group common stock contained in Franchise Group’s Registration Statement on Form S-3 filed with the SEC on October 23, 2014, as amended; and
•	all documents filed by Franchise Group with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this offer to purchase and before the termination of the offer.

12.	Selected Historical Financial Data of Buddy’s

The selected historical consolidated statements of operations data for Buddy’s for the years ended December 31, 2018, December 31, 2017 and December 31, 2016 and the related selected historical consolidated balance sheet data as of December 31, 2018, December 31, 2017 and December 31, 2016 have been derived from the Buddy’s audited historical consolidated financial statements and notes thereto, copies of which have been furnished as Exhibit 99.2 to Franchise Group’s Current Report on Form 8-K furnished with the SEC on August 1, 2019, and are incorporated herein by reference. The selected historical consolidated statements of operations data for the three months ended March 31, 2019 and March 31, 2018 and the related selected historical combined balance sheet data as of March 31, 2019 have been derived from the unaudited historical consolidated financial statements of Buddy’s, copies of which have been furnished as Exhibit 99.1 to Franchise Group’s Current Report on Form 8-K furnished with the SEC on August 1, 2019, and are incorporated herein by reference.

	Three Months Ended		Years Ended
Dollars in thousands	March 31,	March 31,	December 31,	December 31,	December 31,
	2019 (1)	2018	2018	2017	2016
Results of Operations Data:
Total revenue	$13,924	$14,855	$56,465	$63,216	$51,307
Operating income	4,073	3,214	10,412	9,042	9,828
Net income	3,731	2,725	8,823	4,859	8,552

	As of
Dollars in thousands	March 31,	December 31,	December 31,	December 31,
	2019 (1)	2018	2017	2016
Balance Sheet Data:
Total assets	$38,733	$38,813	$49,389	$53,665
Total equity	7,240	3,509	13,877	9,018

(1)	The unaudited results of operation data of Buddy’s for the three months ended March 31, 2019 and the unaudited balance sheet data of Buddy’s as of March 31, 2019 are exclusive of the operations of Flexi Buddy's, BGTG LLC and 1357 LLC as these entities were divested by Buddy’s in December 2018.

13.	Unaudited Pro Forma COMBINED FINANCIAL STATEMENTS OF THE COMBINED COMPANY AND RELATED NOTES

Introduction

The following unaudited pro forma combined statement of operations for the three months ended July 31, 2019 and for the year ended April 30, 2019 and the pro forma combined balance sheet as of July 31, 2019 are based on the historical financial statements of Franchise Group, Buddy’s, VSI and Sears Outlet (as defined below), after giving effect to the mergers of Franchise Group with Buddy’s and VSI and the acquisition by Franchise Group of the SHOS business (for purposes of this Section 13, the SHOS business, which represents the Sears Outlet business segment of SHOS and certain Buddy’s stores in respect of which an affiliate of SHOS is the franchisee, will be referred to as “Sears Outlet”), the completion of the offer to acquire any and all outstanding shares of Franchise Group common stock other than shares of Franchise Group common stock held by the Vintage Group and B. Riley and certain of its affiliates, who have agreed not to tender their shares of Franchise Group common stock in the offer, for a purchase price of $12.00 per share in cash, and the related debt and equity financings, together the “Contemplated Transactions.” The unaudited pro forma combined financial statements are based on the assumptions, adjustments and eliminations described in the accompanying notes to the unaudited pro forma combined financial statements.

The unaudited pro forma combined statement of operations for the fiscal year ended April 30, 2019 combines the historical consolidated statement of operations for the fiscal year ended April 30, 2019 of Franchise Group and the historical consolidated trailing twelve months statement of operations for (i) the period ended March 31, 2019 of Buddy’s and VSI and (ii) the period ended May 4, 2019 of Sears Outlet, giving effect to the Contemplated Transactions as if they had occurred on the first day of the fiscal year, May 1, 2018. The unaudited pro forma combined statement of operations for the three month period ended July 31, 2019 combines the historical consolidated statement of operations for the three month period ended July 31, 2019 of Franchise Group and the historical consolidated statement of operations for the three months ended June 30, 2019 of Buddy’s and VSI and the historical combined statement of operations for the three months ended May 4, 2019 of Sears Outlet giving effect to the Contemplated Transactions as if they had occurred on the first day of the fiscal year May 1, 2018.

The unaudited pro forma combined balance sheet as of July 31, 2019 combines the historical consolidated balance sheet of Franchise Group as of July 31, 2019, which includes Buddy’s, and the historical consolidated balance sheet of VSI and the combined balance sheet of Sears Outlet as of June 30, 2019 and May 4, 2019 respectively, giving effect to the Contemplated Transactions as if they had occurred on July 31, 2019.

The unaudited pro forma combined financial statements were prepared using the acquisition method of accounting, with Franchise Group considered the accounting acquirer of Buddy’s, VSI and Sears Outlet. As it relates to the Buddy’s acquisition, which involves the issuance of equity interests as consideration, Franchise Group was considered the accounting acquirer based on the following factors:

•	the consideration transferred included the issuance of equity interests for which the legacy Franchise Group stockholders hold the majority of the voting interests;
•	key management positions, including the CEO and CFO, are held by Franchise Group management;
•	the Board is comprised of all existing board members of Franchise Group and no additional seats are held or selected by the pre-closing members of Buddy’s; and
•	Franchise Group is the larger entity based on the size of assets, revenues, employees and other key operational metrics.

However, the relative equity interests in Franchise Group to be held by the pre-closing Franchise Group stockholders and the pre-closing members of Buddy’s will depend on the outcome of the offer, including any additional equity commitments made by the Vintage Group or other members of Buddy’s, and ultimate financing to consummate all of the Contemplated Transactions. The minimum and maximum tender offer scenarios are discussed below.

Under the acquisition method of accounting, the preliminary purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair market values, with any excess purchase price allocated to goodwill. The pro forma purchase price allocation was based on an estimate of the fair market values of the tangible and intangible assets and liabilities related to Buddy’s, VSI and Sears Outlet. Franchise Group considered multiple factors in arriving at the estimated fair market values, which were based on a preliminary and limited review of the assets and liabilities related to Buddy’s and the pending VSI Merger and SHOS Acquisition. We expect to complete the purchase price allocation after considering Buddy’s’, VSI’s and Sears Outlet’s assets and liabilities at the level of detail necessary to finalize the required purchase price allocation under the acquisition method of accounting. The final purchase price allocation may be different than that reflected in the pro forma purchase price allocation presented herein, and these differences may be material.

The unaudited pro forma combined financial statements contain only adjustments that are factually supportable and directly attributable to the Contemplated Transactions and do not reflect the costs of any integration activities or benefits that may result from realization of future revenue growth or operational synergies expected to result from the Contemplated Transactions.

Franchise Group has a fiscal year ending on April 30 while Buddy’s and VSI report their results of operations on a calendar year basis and SHOS (including the Sears Outlet business segment of SHOS) has a fiscal year ending on February 2. As a result:

•	the historical statement of operations for the fiscal year ended December 31, 2018 of Buddy’s and VSI have been adjusted to reflect a trailing twelve month period ending March 31, 2019 by adding Buddy’s’ and VSI’s statement of operations for the three months ended March 31, 2019 and subtracting their statement of operations for the three months ended March 31, 2018; and
•	the historical combined statement of operations for the fiscal year ended February 2, 2019 of Sears Outlet has been adjusted to reflect a trailing twelve month period ending May 4, 2019 by adding Sears Outlet’s statement of operations for the three months ended May 4, 2019 and subtracting Sears Outlet’s statement of operations for the three months ended May 5, 2018.

The unaudited pro forma combined financial statements should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma combined financial statements;
•	Franchise Group’s audited and unaudited historical consolidated financial statements and related notes for the year ended April 30, 2019 and as of and for the three months ended July 31, 2019;

•	Buddy’s’ audited and unaudited historical consolidated financial statements and related notes for the fiscal year ended December 31, 2018 and as of and for the three months ended June 30, 2019, March 31, 2019 and March 31, 2018;
•	VSI’s audited and unaudited historical consolidated financial statements and related notes for the fiscal year ended December 31, 2018 and as of and for the three months ended June 29, 2019, March 31, 2019 and March 31, 2018; and
•	SHOS’s consolidated audited financial statements for the fiscal year ended February 2, 2019 and its unaudited financial statements for the three months ended May 4, 2019 (the Sears Outlet unaudited financial information included in these unaudited pro forma combined financial statements was derived from the books and records of SHOS, including such financial statements of SHOS).

Description of the Transactions

Buddy’s merger and the offer

Pursuant to the business combination agreement, Franchise Group and Buddy’s have consummated the merger whereby Buddy’s has become a wholly-owned indirect subsidiary of New Holdco. In connection with the merger, Franchise Group has formed New Holdco, which holds, directly or indirectly, all of Franchise Group’s and Buddy’s operating subsidiaries. In connection with the business combination agreement and the merger, Franchise Group designated the Franchise Group preferred stock pursuant to the certificate of designation. The certificate of designation, which was approved by the Board on July 10, 2019, and filed by Franchise Group with the Secretary of State of the State of Delaware on July 10, 2019, designates 1,616,667 shares of Franchise Group preferred stock, substantially all of which were issued to the Buddy’s equity holders as consideration in the merger along with approximately 8,083,333 New Holdco common units. Buddy’s equity holders have the option to exchange each New Holdco common unit and one-fifth (1/5) of a share of Franchise Group preferred stock, respectively, for one share of Franchise Group common stock beginning six months following the date of the merger, provided, however that the Board, in its sole discretion, may waive the application of the six-month period. The certificate of designation also provides for a mandatory redemption in shares of Franchise Group common stock under the terms stated above upon a change in control event with respect to Franchise Group or New Holdco. Following the merger, Franchise Group became the sole managing member of New Holdco and consolidates New Holdco for financial reporting purposes. The New Holdco common units held by Buddy’s equity holders were recorded as a non-controlling interest on the consolidated financial statements.

Concurrently with the execution of the business combination agreement, Franchise Group and the Buddy’s equity holders entered into the tax receivable agreement. Subject to certain exceptions set forth in the tax receivable agreement, the tax receivable agreement generally provides that Franchise Group will pay the Buddy’s equity holders 40% of the cash savings, if any, in federal, state and local taxes that Franchise Group realizes or is deemed to realize as a result of any increase in tax basis of the assets of New Holdco resulting from future redemptions or exchanges of New Holdco common units held by Buddy’s equity holders. In connection with the merger, none of the New Holdco common units were purchased or exchanged by Franchise Group and the Buddy’s equity holders and therefore an initial tax receivable liability was not recorded. However, subsequent to the merger, the effects of each purchase or exchange of New Holdco common units may result in adjustments to record a change in deferred tax balances, tax receivable liabilities equal to 40% of the estimated realizable tax benefits, and an increase to additional paid-in capital for the remainder. The total amount of future payments under the tax receivable agreement could be substantial. However, Franchise Group is not able to anticipate the expected timing of, or quantify the dollar amount of, these payments. The timing and amount of these payments will depend on a number of factors, including, among other things, (1) the amount and timing of future exchanges of New Holdco common units by the Buddy’s equity holders, and the extent to which these exchanges are taxable, (2) the price per share of the Franchise Group common stock at the time of any exchange, (3) the amount and timing of future income against which to offset the potential tax benefits resulting from the subsequent exchange of New Holdco common units pursuant to the certificate of designation and (4) the tax laws then in effect.

Following the merger, on August 1, 2019, Franchise Group commenced the offer to acquire any and all outstanding shares of Franchise Group common stock other than shares of Franchise Group common stock held by the Vintage Group and B. Riley and certain of its affiliates, who have agreed not to tender their shares of Franchise Group common stock in the offer, for a price per share of $12.00 in cash. The offer would not be subject to a minimum tender condition. The offer and transaction costs related to the merger are being financed through both term loan financing and equity investments:

•	Term loan financing: The Buddy’s borrowers have executed the Buddy’s initial credit agreement with various lenders from time to time party thereto and Kayne Solutions Fund, L.P., as administrative agent and as collateral agent, with proceeds, net of financing costs, of approximately $79.8 million. Approximately $25.0 million of the debt financing under the Buddy’s initial credit agreement has been used to prepay and terminate the outstanding revolving credit facility of Buddy’s and certain other persons with Texas Capital Bank, National Association, and the remaining amount of approximately $54.8 million will be used to finance the offer and merger costs.
•	Equity investment from Tributum: Contemporaneously with the consummation of the merger and pursuant to the closing subscription agreement between Franchise Group and Tributum, Tributum purchased approximately 2,083,333 shares of Franchise Group common stock at a purchase price of $12.00 per share, for an aggregate purchase price of $25.0 million in cash. Such commitment would finance the first $25.0 million of tender offer acceptances.
•	Additional equity commitments from Tributum: To the extent that total tender offer acceptances exceed the available proceeds from the Buddy’s term loan, the Franchise Group revolving credit agreement and the closing subscription agreement, Tributum has entered into a binding commitment to finance the remainder of any financing needs, if applicable, resulting from the offer by entering into the post-closing subscription agreement. Pursuant to the post-closing subscription agreement, Tributum has agreed to purchase a number of shares of Franchise Group common stock at a purchase price of $12.00 per share to finance the offer. The purchase price under the post-closing subscription agreement will not exceed $40.0 million in the aggregate.

The unaudited pro forma combined financial information has been prepared based on Franchise Group’s best estimate that Franchise Group stockholders will accept the offer for 3.75 million shares of Franchise Group common stock, or approximately $45.0 million, financed by the closing subscription agreement discussed above and $20.0 million cash from the Buddy’s term loan financing. This scenario assumes an additional Tributum equity contribution of $59.0 million to finance a portion of the SHOS Acquisition and the VSI Merger. However, Franchise Group has also considered a range of potential outcomes resulting from the offer:

•	Minimum acceptances: This scenario assumes that no Franchise Group stockholder accepts the offer with respect to its shares of Franchise Group common stock. Under this scenario, the additional Buddy’s term loan debt proceeds will be used for payment of transaction costs and expenses and for financing of the VSI Merger. In addition, Franchise Group has issued approximately 2,083,333 shares of common stock to Tributum in exchange for a $25.0 million investment at a purchase price of $12.00 per share. In this scenario, the full amount of the Tributum investment (net of any transaction costs and expenses) would be contributed to New Holdco in exchange for the issuance of New Holdco common units to Franchise Group at a price per unit equal to $12.00. In addition, Tributum would be expected to contribute additional equity of $14.0 million, instead of $59.0 million, to finance the SHOS Acquisition and the VSI Merger. However, there would be no net effect on total stockholders’ equity.

•	Maximum acceptances: This scenario assumes that all Franchise Group stockholders (other than the Vintage Group and B. Riley and certain of its affiliates) holding approximately 8.9 million shares of Franchise Group common stock accept the offer at a price of $12.00 per share, or $107.0 million. Accordingly, additional equity contributions by Tributum of $121.0 million would be required to finance the SHOS Acquisition, the offer and the VSI Merger. In this scenario, there is no net effect on total stockholders’ equity.

Planned acquisition of Sears Outlet

On August 27, 2019, Franchise Group entered into the SHOS purchase agreement with SHOS pursuant to which Franchise Group will acquire Sears Outlet for an aggregated purchase price of approximately $132.9 million in cash. The purchase price includes $11.9 million paid towards transaction expenses, employee payments and insurance payments incurred by SHOS. The transaction is expected to be completed in the second quarter of Franchise Group’s fiscal year 2020. The acquisition costs related to the SHOS Acquisition would be financed by any available cash on hand following the outcome of the offer and the following term loan and equity investment:

•	Term loan financing: Franchise Group has executed a commitment letter with Guggenheim Credit Services, LLC and certain of its affiliates providing Newco S with, subject to the terms and conditions thereof, a senior secured term loan facility in an amount equal to $105.0 million (the “Sears Outlet term loan”).

•	Equity commitment from Tributum: Tributum has entered into a binding equity commitment letter pursuant to which it agreed to finance the remainder of any financing needs, if applicable, resulting from the SHOS Acquisition (the “Sears Outlet equity commitment”). Pursuant to the Sears Outlet equity commitment, Tributum has agreed to purchase a number of shares of Franchise Group common stock at a purchase price of $12.00 per share to finance the SHOS Acquisition. The purchase price under the Sears Outlet equity commitment will not exceed $40.0 million in the aggregate. Franchise Group expects the full equity commitment of $40.0 million from Tributum pursuant to the Sears Outlet equity commitment to finance a portion of the SHOS Acquisition. Tributum may assign its Sears Outlet equity commitment to an affiliated investment vehicle or an investment vehicle managed by an affiliate of Vintage. In the event of such assignment, references herein to the Sears Outlet equity commitment will be deemed to refer to such assigned Sears Outlet equity commitment from such assignee of Tributum.

Planned acquisition of VSI

On August 7, 2019, following the initial launch of the offer, Franchise Group entered into the VSI merger agreement with VSI and Valor to effect the VSI Merger in an all cash transaction valued at approximately $156.4 million. In connection with the VSI Merger, the VSI stockholders will receive $6.50 per share, which represents a premium of 43% to the VSI closing share price on August 7, 2019, and a premium of approximately 59% to the 30-day volume weighted average price for the period ended on August 7, 2019. In addition, all of the vested and unvested equity awards including restricted stock units, performance share units, options and restricted stock will be canceled and converted into a right to receive an expected amount of $7.3 million in cash, out of which $2.6 million will be allocated to purchase price as it relates to pre-combination service period and the remaining $4.7 million will be expensed. In addition, VSI will survive as an indirect wholly-owned subsidiary of New Holdco. The transaction is expected to be completed by the end of calendar 2019, subject to approval by VSI stockholders and other closing conditions. The VSI Merger, including the repayment of $56.8 million of VSI’s existing convertible notes and merger-related costs, would be financed by a mix of a term loan, credit facility and an equity investment:

•	Term loan financing: On August 7, 2019, Franchise Group executed a commitment letter with B. Riley whereby B. Riley has committed, subject to the terms and conditions thereof, to provide Franchise Group (through a controlled domestic subsidiary of Franchise Group) with a $110.0 million senior secured term loan facility (the “VSI term loan”).
•	Credit facility financing: On August 7, 2019, Franchise Group executed a commitment letter with JPMorgan Chase Bank, N.A. whereby JPMorgan Chase Bank, N.A. has committed, subject to the terms and conditions thereof, to provide Franchise Group with a $100.0 million senior secured asset-based revolving credit facility (the “VSI credit facility”). Franchise Group expects to draw $60.0 million on the VSI credit facility to finance the VSI Merger.
•	Equity commitment from Tributum: On August 7, 2019, Tributum entered into a binding equity commitment letter pursuant to which it agreed to finance the remainder of any financing needs, if applicable, resulting from the VSI Merger and the repayment of the existing VSI convertible notes (the “VSI equity commitment”). Pursuant to the VSI equity commitment, Tributum has agreed to purchase a number of shares of Franchise Group common stock at a purchase price of $12.00 per share to finance the VSI Merger. The purchase price under the VSI equity commitment will not exceed $70.0 million in the aggregate. Franchise Group expects an equity contribution of $19.0 million from Tributum to finance a portion of the VSI Merger and related costs. Tributum may assign its VSI equity commitment to an affiliated investment vehicle or an investment vehicle managed by an affiliate of Vintage. In the event of such assignment, references herein to the VSI equity commitment will be deemed to refer to such assigned VSI equity commitment from such assignee of Tributum.

Other transactions

On August 23, 2019, the Buddy’s segment of Franchise Group entered into an asset purchase agreement with A-Team pursuant to which Buddy’s completed the Asset Acquisition for total consideration of approximately $26.6 million. To finance the Asset Acquisition, Buddy’s entered into the Buddy’s first amendment to amend the Buddy’s initial credit agreement. The Buddy’s first amendment provided for the Buddy’s additional term loan in an amount of $23.0 million. The Buddy’s additional term loan was used to consummate the Asset Acquisition, including to repay certain existing indebtedness of A-Team and secure the release of liens on the assets acquired in connection with the Asset Acquisition and to pay fees and expenses in connection with the Asset Acquisition. Other than the debt financing, the Asset Acquisition was not considered material to the combined pro forma financial results and Franchise Group is in the process of evaluating the accounting for the transaction. Therefore, the pro forma combined financial statements do not give effect to the Asset Acquisition, other than the issuance of Buddy’s additional term loan.

On September 30, 2019, New Holdco entered into an asset purchase agreement with certain affiliates of certain of the former Buddy’s members and completed the acquisition of certain Buddy’s stores and related assets in exchange for approximately 1,350,000 New Holdco common units and approximately 270,000 shares of Franchise Group preferred stock, which New Holdco common units and shares of Franchise Group preferred stock were contemporaneously distributed to such former Buddy’s members, New Holdco also assumed liabilities related to such Buddy’s stores and related assets in connection with this transaction. In addition, the Buddy’s stores and related assets acquired, and liabilities assumed, pursuant to this asset purchase agreement, as well as New Holdco’s rights under this asset purchase agreement and all covenants and obligations under this asset purchase agreement that are required to be performed by New Holdco following the closing of such acquisition, were contemporaneously contributed by New Holdco to Buddy’s through New Holdco’s intermediate subsidiaries.

These other transactions were not reflected in the pro forma combined financial statements because they are not considered material to the combined financial results of the Combined Company.

The unaudited pro forma combined financial statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or financial position of the Combined Company (as defined below) would have been had the Contemplated Transactions occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or financial position of the Combined Company on a standalone basis.

Unaudited Pro Forma Combined Statement of Operations
Year Ended April 30, 2019

	Historical Franchise Group	Adjusted Buddy's (Note 2b)	Adjusted VSI (Note 2c)	Adjusted Sears Outlet (Note 2d)
					Acquisition and related Pro Forma		Financing and offer Pro Forma		Pro Forma Combined Year Ended
Dollars in thousands,	Year Ended	Year Ended	Year Ended	Year Ended	Adjustments		Adjustments		April 30,
except per share amounts	April 30, 2019	March 31, 2019	March 30, 2019	May 4, 2019	(Note 3)		(Note 4)		2019
Revenue:

Franchise fees	2,766	-	-	-	-		-		2,766
Area Developer fees	3,146	-	-	-	-		-		3,146
Royalties and advertising fees	63,716	15,736	-	-	(177)	(3k)	-		79,275
Financial products	33,478	-	-	-	-		-		33,478
Interest income	8,189	-	-	-	-		-		8,189
Assisted tax preparation fees, net of discounts	14,611	-	-	-	-		-		14,611
Electronic Filing Fee	2,675	-	-	-	-		-		2,675
Lease revenue	-	26,504	-	-	-		-		26,504
Agreement, club and damage waiver fee	-	5,368	-	-	-		-		5,368
Retail sales	-	2,592	1,101,528	488,342	-		-		1,592,462
Other revenues	3,965	1,901	-	-	-		-		5,866
Total revenues	132,546	52,101	1,101,528	488,342	(177)		-		1,774,340
Operating Expenses:
Leasing cost of sales	-	9,230	-	-	-		-		9,230
Retail cost of sales	-	1,844	745,028	351,984	(177)	(3k)	-		1,098,679
Employee compensation and benefits	39,822	14,301	-	-	-		-		54,123
Selling, general, and administrative expenses	42,038	12,445	344,174	111,913	-		-		510,570
Area Developer expense	15,584	-	-	-	-		-		15,584
Advertising expense	12,532	1,838	-	-	-		-		14,370
Depreciation, amortization, and impairment charges	14,084	514	3,017	7,008	(1,198)	(3b)	-		23,425
Restructuring Costs	9,345	-	-	-	-		-		9,345
Total operating expenses	133,405	40,172	1,092,219	470,905	(1,375)		-		1,735,326
Total operating income	(859)	11,929	9,309	17,437	1,198		-		39,014
Other (expense) income:
Foreign currency transaction (loss) gain	(113)	-	-	-	-		-		(113)
Net gain on sale of store related assets	-	259	-	1,306	-		-		1,565
Gain on extinguishment of debt	-	-	4,400	-	-		-		4,400
Interest expense	(3,023)	(1,412)	(5,227)	(5,683)	-		(19,922)	(4a)	(35,267)
Other income	-	-	-	95	-		-		95
(Loss) income before income taxes	(3,995)	10,776	8,482	13,155	1,198		(19,922)		9,694
Income tax (benefit) expense	(1,839)	-	1,101	261	-		2,296	(4b)	1,819
Net (Loss) Income	(2,156)	10,776	7,381	12,894	1,198		(22,218)		7,875
Less: Income attributable to noncontrolling interests	-	-	-	-	-		3,048	(4c)	3,048

Net (loss) income attributable to common stockholders	$(2,156)	$10,776	$7,381	12,894	$1,198		$(25,265)		$4,828

Earnings per common share
Basic (a)	$(0.16)		$0.31						$0.28
Diluted (b)	(0.16)		0.31						0.27
Weighted average common share
Basic (a)	13,800,884		23,553,099						17,364,162
Diluted (b)	13,800,884		23,553,099						17,888,811

See accompanying notes to the unaudited pro forma combined financial statements

Unaudited Pro Forma Combined Statement of Operations

for the three months ended July 31, 2019

	Adjusted Franchise Group	Adjusted Buddy's	Adjusted VSI	Adjusted Sears Outlet
	(Note 2a)	(Note 2b)	(Note 2c)	(Note 2d)
					Acquisition		Financing		Pro Forma Combined
Dollars in thousands,	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended	and related Pro Forma		and offer Pro Forma		Three Month Ended
except per share amounts	July 31, 2019	June 30, 2019	June 29, 2019	May 4, 2019	Adjustments		Adjustments		July 31, 2019
Revenue:

Franchise fees	332	–	–	–	–		–		332
Area Developer fees	1,110	–	–	–	–		–		1,110
Royalties and advertising fees	790	4,270	–	–	(84)	(3k)	–		4,976
Financial products	740	–	–	–	–		–		740
Interest income	1,592	–	–	–	–		–		1,592
Assisted tax preparation fees, net of discounts	597	–	–	–	–		–		597
Electronic Filing Fee	49	–	–	–	–		–		49
Lease revenue	–	6,589	–	–	–		–		6,589
Agreement, club and damage waiver fee	–	1,352	–	–	–		–		1,352
Retail sales	–	549	270,876	122,587	–		–		394,012
Other revenues	342	313	–	–	–		–		655
Total revenues	5,552	13,073	270,876	122,587	(84)				412,004
Operating Expenses:
Leasing cost of sales	–	2,400	–	–	–		–		2,400
Retail cost of sales	–	441	180,608	88,191	(84)	(3k)	–		269,156
Employee compensation and benefits	7,479	3,722	–	–	–		–		11,201
Selling, general, and administrative expenses	16,747	3,797	83,051	27,020	(5,613)	(3l)	–		125,002
Area Developer expense	136	–	–	–	–		–		136
Advertising expense	1,267	603	–	–	–		–		1,870
Depreciation, amortization, and impairment charges	3,761	344	10,883	1,099	(308)	(3b)	–		15,779
Restructuring Costs	–	–	–	–	–		–		–
Total operating expenses	29,390	11,307	274,542	116,310	(6,005)		–		425,544
Total operating income	(23,838)	1,766	(3,666)	6,277	5,921		–		(13,540)
Other (expense) income:
Foreign currency transaction (loss) gain	1	–	–	–	–		–		1
Net gain on sale of store related assets	–	11	–	(52)	–		–		(41)
Gain on extinguishment of debt	–	–	–	–	–		–		–
Interest expense	(477)	(360)	(1,075)	(1,430)	–		(4,885)	(4a)	(8,227)
Other income	–	–	–	4	–		–		4
(Loss) income before income taxes	(24,314)	1,417	(4,741)	4,799	5,921		(4,885)		(21,803)
Income tax (benefit) expense	(5,132)	–	(1,171)	93	–		2,119	(4b)	(4,091)
Net Income (Loss)	(19,182)	1,417	(3,570)	4,706	5,921		(7,004)		(17,712)
Less: Income attributable to noncontrolling interests	(3,251)	–	–	–	–		(3,604)	(4c)	(6,855)

Net (loss) income attributable to common stockholders	$(15,931)	$1,417	$(3,570)	4,706	$5,921		$(3,400)		$(10,857)

Earnings per common share
Basic (a)	$(1.09)	–	$(0.15)	–	–		–		$(0.63)
Diluted (b)	(1.09)	–	(0.15)	–	–		–		(0.63)
Weighted average common share
Basic (a)	14,555,330	–	23,553,099	–	–		–		17,364,162
Diluted (b)	14,555,330	–	23,553,099	–	–		–		17,364,162

See accompanying notes to the unaudited pro forma combined financial statements

(a)	Pro forma basic earnings per share and pro forma weighted average basic shares outstanding for the year ended April 30, 2019 and the three months ended July 31, 2019 reflect the number of shares of Franchise Group common stock that are expected to be outstanding upon completion of the Contemplated Transactions based on the most likely offer scenario, for which approximately 3.75 million shares of Franchise Group common stock will be repurchased, offset by approximately 2.1 million shares of Franchise Group common stock purchased by Tributum pursuant to the closing subscription agreement and approximately 607,000 shares of Franchise Group common stock which would be purchased by the former Buddy’s members in connection with the offer. In connection with the SHOS Acquisition and the VSI Merger, Tributum has also committed to purchase shares of Franchise Group common stock pursuant to the Sears Outlet equity commitment and VSI equity commitments. Franchise Group expects that approximately 4.9 million shares of Franchise Group common stock will be purchased by Tributum pursuant to the Sears Outlet equity commitment and VSI equity commitment.
(b)	Pro forma diluted earnings per share and pro forma weighted average diluted shares outstanding for the year ended April 30, 2019 include the potential issuance of 524,649 shares of Franchise Group common stock under equity plans of Franchise Group in which its employees participate. The potential conversion of New Holdco common units to shares of Franchise Group common stock would not have an impact on the pro forma diluted earnings per share because the impact of the numerator adjustment (re-allocation of income or loss for the period from the non-controlling interest to Franchise Group) and the denominator adjustment (potential shares of Franchise Group common stock that would be issued assuming an exchange occurred at the beginning of the period) would fully offset each other. Due to the pro forma combined net loss attributable to the Franchise Group common stockholders for the three months ended July 31, 2019, dilutive common share-equivalents, including the potential conversion of New Holdco common units to shares of Franchise Group common stock and the potential issuance of shares of Franchise Group common stock under equity plans in which Franchise Group employees participate, were excluded from diluted weighted average common shares outstanding as they would have been anti-dilutive.

Unaudited Pro Forma Combined Balance Sheet

as of July 31, 2019

	Historical
	Franchise Group	VSI (Note 2)	Sears Outlet (Note 2)

Dollars in thousands, except per share amounts	As of July 31, 2019	As of June 29, 2019	As of May 4, 2019	Acquisition and related Pro Forma Adjustments (Note 3)		Financing and offer Pro Forma Adjustments (Note 4)		Pro Forma Combined As of July 31, 2019
Assets
Current assets:
Cash and cash equivalents	90,570	14,790	6,754	(291,904)	(3i)	250,180	(4d)	56,668
				(13,722)	(3j)
Receivables:
Accounts receivable	47,355	–	3,119	(120)	(3k)	–		50,354
Notes receivable - current	25,163	–	–	–		–		25,163
Interest receivable, net of uncollectible amounts	1,826	–	–	–		–		1,826
Allowance for doubtful accounts - current	(10,344)	–	–	–		–		(10,344)
Total current receivables, net	64,000	–	3,119	(120)		–		66,999
Bank products receivable	3,136	–	–	–		–		3,136
Income tax receivable	6,917	–	–	2,575	(3j)			9,492
Inventories, net	9,586	181,008	92,085	–		–		282,679
Other current assets	3,160	27,991	3,000	–		–		34,151
Total Current Assets	177,369	223,789	104,958	(303,171)		250,180		453,125
Lease right-of-use assets	20,588	439,069	110,817	–		–		570,474
Property, equipment, and software, net	31,336	114,776	13,471	(29,694)	(3a)	–		129,889
Notes receivable - non-current	6,887	–	–	–		–		6,887
Allowance for doubtful accounts - non-current	(1,114)	–	–	–		–		(1,114)
Total non-current notes receivables, net	5,773	–	–	–		–		5,773
Goodwill	94,553	–	–	19,026	(3d)	–		113,579
Other intangible assets, net	49,086	2,222	–	34,273	(3b)	–		85,581
Deferred income taxes	323	33,105	–	5,042	(3c)	–		38,470
Other assets	3,697	3,373	487	–		1,200	(4d)	8,757
Total Assets	382,725	816,334	229,733	(274,524)		(251,380)		1,405,648

Liabilities and Equity
Current liabilities:
Revolving credit facility	20,000	–	–	–		–		20,000
Current installments of long-term obligations	4,450	–	48,592	(48,592)	(3e)	20,863	(4d)	25,313
Accounts payable and accrued expenses	20,025	92,307	17,005	(120)	(3k)	–		129,217
Due to Area Developers (ADs)	5,830	–	–	–		–		5,830
Income taxes payable	361	–	–	–		–		361
Deferred revenue - current	4,204	–	–	–		–		4,204
Current portion of operating lease liabilities	6,373	97,825	30,546	–		–		134,744
Current portion of financing lease liabilities	408	–	–	–		–		408
Other current liabilities	–	–	14,868	–		–		14,868
Total current Liabilities	61,651	190,132	111,011	(48,712)		20,863		334,945
Revolving credit facility	–	–	–	–		60,000	(4d)	60,000
Long-term obligations, excluding current installments, net	78,188	–	–	–		213,387	(4d)	291,575
Long-Term Operating Lease Liabilities	17,986	383,110	80,966	–		–		482,062
Long-Term Financing Lease Liabilities	627	–	–	–		–		627
Convertible notes, net	–	56,798	–	–		(56,798)	(4d)	–
Deferred revenue and other - non-current	4,799	416	198	–		–		5,413
Deferred income tax liability	11,247	–	–	8,771	(3f)	–		20,018
Total Liabilities	174,498	630,456	192,175	(39,941)		237,452		1,194,640

Stockholders and Members' equity:
Net parent investment	–	–	37,558	(37,558)	(3g)	–		–
Voting non-economic preferred stock, $0.01 par value per share	16	–	–	–		–		16
Common stock, $0.01 par value per share	162	243	–	(243)	(3g)	49	(4d)	211
Additional paid-in capital	66,264	87,034	–	(87,034)	(3h)	58,879	(4d)	124,847
						(296)	(4e)
Treasury stock	–	(7,607)	–	7,607	(3g)	(45,000)	(4d)	(45,000)
Accumulated other comprehensive loss, net of taxes	(1,605)	–	–	–		–		(1,605)
Retained earnings	77,348	106,208	–	(106,208)	(3g)	–		66,201
				(11,147)	(3j)	–
Total stockholders' equity attributable to Franchise Group	142,185	185,878	37,558	(234,583)		13,632		144,670
Non-controlling interest	66,042	–	–	–		296	(4e)	66,338
Total stockholders' equity	208,227	185,878	37,558	(234,583)		13,928		211,008

Total Liabilities and Equity	382,725	816,334	229,733	(274,524)		251,380		1,405,648

See accompanying notes to the unaudited pro forma combined financial statements.

Notes to the Unaudited Pro Forma Combined Financial Statements

(dollars in thousands, except share and per share data)

Note 1: Basis of Presentation

The accompanying pro forma financial statements were prepared in accordance with Article 11 of Regulation S-X and present the pro forma statement of operations and pro forma balance sheet of the combined company based on the historical financial statements of Franchise Group, Buddy’s, VSI and Sears Outlet, after giving effect to the Contemplated Transactions as described above (the “Combined Company”). The historical financial statements of Franchise Group, Buddy’s, Sears Outlet and VSI have been adjusted in the accompanying pro forma financial statements to give effect to pro forma events that are (i) directly attributable to the Contemplated Transactions, (ii) factually supportable and (iii) with respect to the statement of operations, expected to have a continuing impact on the combined results of operations of the Combined Company.

The accompanying pro forma financial statements are presented for illustrative purposes only and do not purport to be indicative of the actual results that would have been achieved by the Combined Company if the Contemplated Transactions had been consummated for the periods presented or that will be achieved in the future. The pro forma financial statements do not reflect the costs of any integration activities or benefits that may result from realization of revenue growth or operational synergies expected to result from the Contemplated Transactions.

In addition, the historical statement of operations for the fiscal year ended December 31, 2018 of Buddy’s and VSI have been adjusted to reflect a trailing twelve month period ended March 31, 2019 by adding the statement of operations for the three months ended March 31, 2019 and subtracting the statement of operations for the three months ended March 31, 2018. Similarly, the historical combined statement of operations for the fiscal year ended February 2, 2019 of Sears Outlet has been adjusted to reflect a trailing twelve month period ending May 4, 2019 by adding Sears Outlet’s statement of operation for the three months ended May 4, 2019 and subtracting Sears Outlet’s statement of operations for the three months ended May 5, 2018.

Note 2: Adjustments to Franchise Group’s, Buddy’s, VSI’s and Sears Outlet’s Historical Financial Statements

(2a) Adjustments to Franchise Group’s historical financial statements:

The pro forma combined statement of operations for the three month period ended July 31, 2019 was prepared by combining the historical consolidated statement of operations for the three month period ended July 31, 2019 of Franchise Group and the pre-merger historical consolidated statement of operations for the three month period ended June 30, 2019 of Buddy’s and VSI and the pre-acquisition historical combined statement of operations for the three month period ended May 4, 2019 of Sears Outlet giving effect to the Contemplated Transactions as if they had occurred on the first day of the fiscal year May 1, 2018. On September 9, 2019, subsequent to the completion of the merger, Franchise Group filed unaudited combined financial statements as of and for three months ended July 31, 2019 with the SEC on its Quarterly Report on Form 10-Q for the quarter ended July 31, 2019, which included post-merger operations of Buddy’s for the period July 11, 2019 to July 31, 2019. Accordingly, the following adjustments to Franchise Group’s statement of operations were made to eliminate the post-merger operations of Buddy’s for the period July 11, 2019 to July 31, 2019 in order to avoid combining operating results of Buddy’s that exceed a three-month period.

	Historical Franchise Group	Buddy's	Adjusted Franchise Group

(in thousands)	Three Months Ended July 31, 2019	July 11,2019 – July 31, 2019	Three Months Ended July 31, 2019
Revenue:

Franchise fees	332	–	332
Area Developer fees	1,110	–	1,110
Royalties and advertising fees	1,450	660	790
Financial products	740	–	740
Interest income	1,656	64	1,592
Assisted tax preparation fees, net of discounts	597	–	597
Electronic Filing Fee	49	–	49
Lease revenue	1,334	1,334	–
Agreement, club and damage waiver fee	282	282	–
Retail sales	118	118	–
Other revenues	527	185	342
Total revenues	8,195	2,643	5,552
Operating Expenses:
Leasing cost of sales	540	540	–
Retail cost of sales	93	93	–
Employee compensation and benefits	8,243	764	7,479
Selling, general, and administrative expenses	17,155	408	16,747
Area Developer expense	136	–	136
Advertising expense	1,349	82	1,267
Depreciation, amortization, and impairment charges	3,986	225	3,761
Restructuring Costs	–	–	–
Total operating expenses	31,502	2,112	29,390
Total operating income	(23,307)	531	(23,838)
Other (expense) income:
Foreign currency transaction (loss) gain	1	–	1
Interest expense	(964)	(487)	(477)
(Loss) income before income taxes	(24,270)	44	(24,314)
Income tax (benefit) expense	(5,132)	–	(5,132)
Net loss	(19,138)	44	(19,182)
Less: Net loss attributable to noncontrolling interest	(3,235)	(16)	(3,251)
Net loss attributable to common stockholders	(15,903)	28	(15,931)

(2b) Adjustments and reclassifications of Buddy’s historical financial statements:

Certain reclassifications have been made to the historical presentation of the statement of operations of Buddy’s to conform to the financial statement presentation of Franchise Group. In addition, certain operations of Buddy’s, including its Flexi Buddy’s, BGTG LLC and 1357 LLC subsidiaries, were divested to the Buddy’s equity holders in December 2018 and therefore were not acquired or assumed by Franchise Group. The following summarizes the reclassification adjustments and elimination of the operations that were not acquired as part of the merger in the unaudited pro forma combined statement of operations for the trailing twelve-month period ended March 31, 2019 and the three months ended June 30, 2019.

Buddy’s Statement of Operations

	April 1, 2018 - March 31, 2019				April 1, 2019 - June 30, 2019
(in thousands)	Before Adjustment	Operations not contributed	Reclassification	After Adjustment	Before Adjustment	Reclassification	After Adjustment
Revenue
Lease revenue	30,560	(4,056)	-	26,504	6,589	-	6,589
Agreement, club and damage waiver fee	6,160	(792)	-	5,368	1,352	-	1,352
Retail sales	2,874	(282)	-	2,592	549	-	549
Franchising and licensing fees	15,204	532	(15,736)	-	4,270	(4,270)	-
Royalties and advertising fees	-	-	15,736	15,736	-	4,270	4,270
Other support revenue	2,023	(122)	(1,901)	-	313	(313)	-
Other revenues	-	-	1,901	1,901	-	313	313
Revenue, net	56,821	(4,720)	-	52,101	13,073	-	13,073
Leasing cost of sales	10,949	(1,719)	-	9,230	2,400	-	2,400
Retail cost of sales	2,197	(353)	-	1,844	441	-	441
Operating expenses:
Personnel expense	16,375	(2,074)	(14,301)	-	3,722	(3,722)	-
Occupancy expense	4,845	(635)	(4,210)	-	1,050	(1,050)	-
Marketing expense	1,927	(89)	(1,838)	-	603	(603)	-
Delivery/Vehicle expense	1,356	(208)	(1,148)	-	257	(257)	-
General & Administrative expense	7,426	(339)	(7,087)	-	2,490	(2,490)	-
Selling, general, and administrative expenses	-	-	12,445	12,445	-	3,797	3,797
Employee compensation and benefits	-	-	14,301	14,301	-	3,722	3,722
Advertising expense	-	-	1,838	1,838	-	603	603
Depreciation expenses	608	(95)	(513)	-	107	(107)	-
Depreciation, amortization, and impairment charges	-	-	514	514	-	344	344
Total operating costs	45,683	(5,512)	1	40,172	11,070	237	11,307

Operating income	11,138	792	(1)	11,929	2,003	(237)	1,766

Other income (expense)
Net gain on sale of store related assets	178	81	-	259	11	-	11
Amortization expense	(178)	177	1	-	(237)	237	-
Interest expense	(1,453)	41	-	(1,412)	(360)	-	(360)
Total other income (expense)	(1,453)	299	1	(1,153)	(586)	237	(349)

Net income (loss) from continuing operations	9,685	1,091	-	10,776	1,417	-	1,417

(2c) Reclassification of VSI’s historical financial statements:

Certain reclassifications have been made to the historical presentation of the statement of operations and balance sheet of VSI to conform to the financial statement presentation of Franchise Group. The following summarizes the reclassification adjustments in the unaudited pro forma combined statement of operations for the trailing twelve-month period ended March 31, 2019 and reclassification adjustment in the unaudited pro forma combined statement of operations and balance sheet as of and for the three months ended June 29, 2019.

VSI Statement of Operations

	April 1, 2018 - March 31, 2019			April 1, 2019 - June 29, 2019
(in thousands)	Before Adjustment	Reclassification	After Adjustment	Before Adjustment	Reclassification	After Adjustment
Revenue
Retail sales	–	1,101,528	1,101,528	–	270,876	270,876
Net sales	1,101,528	(1,101,528)	–	270,876	(270,876)	–
Retail cost of sales	–	745,028	745,028	–	180,608	180,608
Cost of goods sold	745,028	(745,028)	–	180,608	(180,608)	–
Gross profit	356,500	–	356,500	90,268	–	90,268
Selling, general, and administrative expenses	344,174	–	344,174	83,051	–	83,051
Goodwill, tradename and store fixed-assets impairment charges	3,017	(3,017)	–	10,883	(10,883)	–
Depreciation, amortization, and impairment charges	–	3,017	3,017	–	10,883	10,883
Income (loss) from operations	9,309	–	9,309	(3,666)	–	(3,666)
Gain on extinguishment of debt	4,400	–	4,400	–	–	–
Interest expense	(5,227)	–	(5,227)	(1,075)	–	(1,075)
Income (loss) before provision (benefit) for income taxes	8,482	–	8,482	(4,741)	–	(4,741)
Income tax expense (benefit)	1,101	–	1,101	1,171	–	1,171
Net income (loss) from continuing operations	7,381	–	7,381	(3,570)	–	(3,570)

VSI Balance sheet
	As of June 29, 2019
(in thousands)	Before Reclassification	Reclassification	As Adjusted
Assets
Cash and cash equivalents	14,790	–	14,790
Other current assets	–	27,991	27,991
Prepaid expenses and other current assets	27,991	(27,991)	–
Inventories, net	181,008	–	181,008
Total Current Assets	223,789	–	223,789
Right-of-use assets	439,069	–	439,069
PP&E	114,776	–	114,776
Intangible assets - goodwill	2,222	–	2,222
Deferred taxes	33,105	–	33,105
Other Assets	3,373	–	3,373
Total Assets	816,334	–	816,334

Liabilities and Equity
Account payable	36,797	(36,797)	–
Accrued expenses	55,510	(55,510)	–
Accounts Payable and Accrued Expenses	–	92,307	92,307
Short-term lease liabilities	97,825	–	97,825
Total Current Liabilities	190,132	–	190,132
Long-term lease liabilities	383,110	–	383,110
Convertible notes, net	56,798	–	56,798
Other long-term liabilities	416	(416)	–
Deferred revenue and other - non-current	–	416	416
Total Liabilities	630,456	–	630,456

Members' Equity
Common stock, $0.01 par value; 400,000,000 shares authorized, 24,335,700 shares issued and 24,032,628 shares outstanding at June 29, 2019	243	–	243
Additional paid-in capital	87,034	–	87,034
Treasury stock, at cost; 303,072 shares at June 29, 2019	(7,607)	–	(7,607)
Retained earnings	106,208	–	106,208
Total stockholders' equity	185,878	–	185,878
Total Liabilities and Equity	$816,334	$–	$816,334

(2d) Reclassification of Sears Outlet’s historical combined financial statements:

Certain reclassifications have been made to the historical presentation of the statement of operations and balance sheet of Sears Outlet to conform to the financial statement presentation of Franchise Group. The following summarizes the reclassification adjustments in the unaudited pro forma carve-out statement of operations and balance sheet for the trailing twelve-month period ended May 4, 2019 and reclassification adjustment in the unaudited pro forma carve-out statement of operations for the three months ended May 4, 2019.

Sears Outlet Statement of Operations

	May 5, 2018 - May 4, 2019			Feb. 5, 2019 - May 4, 2019
(in thousands)	Before Adjustment	Reclassification	After Adjustment	Before Adjustment	Reclassification	After Adjustment
Revenue
Retail sales		488,342	488,342		122,587	122,587
Net sales	488,342	(488,342)	–	122,587	(122,587)	–
Costs and expenses
Retail cost of sales		351,984	351,984		88,191	88,191
Cost of goods sold	351,984	(351,984)	–	88,191	(88,191)	–
Selling, general, and administrative expenses	111,913		111,913	27,020		27,020
Depreciation and amortization	7,008	(7,008)	–	1,099	(1,099)	–
Depreciation, amortization, and impairment charges		7,008	7,008		1,099	1,099
Loss (gain) on sale of assets	(1,306)	–	(1,306)	52	–	52
Total costs and expenses	469,599	–	469,599	116,362	–	116,362
Operating income (loss)	18,743	–	18,743	6,225	–	6,225

Other income (expense)
Interest expense	(5,683)	–	(5,683)	(1,430)	–	(1,430)
Other income	95	–	95	4	–	4
Income (loss) before income taxes	13,155	–	13,155	4,799	–	4,799
Income tax expense (benefit)	261	–	261	93	–	93
Net income (loss)	12,894	–	12,894	4,706	–	4,706

Sears Outlet Balance sheet

	As of May 4, 2019
(in thousands)	Before Reclassification	Reclassification	As Adjusted
Assets
Cash and cash equivalents	6,754	–	6,754
Accounts and franchisee receivables, net	3,119	(3,119)	–
Account receivable	–	3,119	3,119
Merchandise inventories	92,085	(92,085)	–
Inventories, net	–	92,085	92,085
Other current assets	–	3,000	3,000
Prepaid expenses and other current assets	3,000	(3,000)	–
Total Current Assets	104,958	–	104,958
Right-of-use assets	110,817	–	110,817
PP&E	13,471	–	13,471
Other assets	487	–	487
Total Assets	229,733	–	229,733

Liabilities and Equity
Short-term borrowings	34,304	(34,304)	–
Current portion of term loan, net	14,288	(14,288)	–
Current installments of long-term obligations	–	48,592	48,592
Payable to related party	2,079	(2,079)	–
Accounts payable	14,926	(14,926)	–
Accounts Payable and Accrued Expenses	–	17,005	17,005
Short-term lease liabilities	30,546	–	30,546
Other current liabilities	14,868	–	14,868
Total Current Liabilities	111,011	–	111,011
Long-term lease liabilities	80,966	–	80,966
Other long-term liabilities	198	(198)	–
Deferred revenue and other - non-current	–	198	198
Total Liabilities	192,175	–	192,175
NET PARENT INVESTMENT
Net parent investment	37,558	–	37,558
Total Liabilities and Equity	229,733	–	229,733

 Note 3: Purchase Price Accounting and Related Adjustments

The purchase price allocation set forth below is preliminary in nature and is subject to change in all respects pending finalization of such allocation following the consummation of the Contemplated Transactions.

The unaudited pro forma combined balance sheet has been adjusted to reflect the allocation of the preliminary estimated purchase price to identifiable assets to be acquired and liabilities to be assumed related to VSI and Sears Outlet, with the excess recorded as goodwill. The historical unaudited balance sheet of Franchise Group as of and for the three months ended July 31, 2019 reflects the allocation of the Buddy’s purchase price to its identifiable assets acquired and liabilities to be assumed as of its acquisition date of July 10, 2019. However, the unaudited pro forma statement of operations for the three months ended July 31, 2019 and the year ended April 30, 2019 will give effect to the Buddy’s preliminary purchase price allocation.

In preparing the unaudited pro forma combined financial statements, Franchise Group performed a preliminary analysis of the accounting policies of VSI and Sears Outlet and identified differences requiring pro forma adjustments. Following completion of the Contemplated Transactions, Franchise Group will complete its review of accounting policies to determine whether any additional adjustments are necessary to conform the accounting policies of VSI and Sears Outlet to those of Franchise Group. That review could result in additional accounting policy conformity changes that impact the pro forma combined financial statements.

The fair value adjustments of VSI and Sears Outlet acquisitions to the pro forma balance sheet are stated below:

(in thousands)	Acquisition Pro Forma Adjustments VSI		Acquisition Pro Forma Adjustments Sears Outlet		Total Acquisition Pro Forma Adjustments	Notes
PP&E	(29,694)	(3a)	–		(29,694)	(3a)
Intangible assets – other than goodwill	(2,222)	(3b1)	36,495	(3b2)	34,273	(3b)
Deferred taxes	5,042	(3c)	–		5,042	(3c)
Goodwill	–		19,026	(3d)	19,026	(3d)
Total assets acquired	(26,874)		55,521		28,647

Current installments of long-term obligations	–		(48,592)	(3e)	(48,592)	(3e)
Deferred income taxes	–		8,771	(3f)	8,771	(3f)
Total liabilities assumed	–		(39,821)		(39,821)

Historical equity value of VSI and Sears Outlet
Net parent investment	–		(37,558)	(3g2)	(37,558)	(3g)
Common stock, $0.01 par value per share	(243)	(3g1)	–		(243)	(3g)
Additional paid-in capital	(87,034)	(3h)			(87,034)	(3h)
Treasury stock	7,607	(3g1)	–		7,607	(3g)
Retained earnings	(106,208)	(3g1)	–		(106,208)	(3g)
Total equity elimination	$(185,878)		$(37,558)		$(223,436)
Total purchase price	$159,004	(3i1)	$132,900	(3i2)	$291,904	(3i)

The fair value adjustments of the VSI Merger, SHOS Acquisition and the merger to the pro forma statement of operations are stated below:

	For the year ended April 30, 2019
(in thousands)	VSI		Sears Outlet		Buddy's		Total Acquisition Pro Forma Adjustments	Notes
Revenue:
Royalties and advertising fees	–		–		(177)	(3k)	(177)	(3k)
Total Revenue	–		–		(177)		(177)
Operating Expenses:
Retail cost of sales	–		(177)	(3k)	–		(177)	(3k)
Depreciation, amortization, and impairment charges	(4,575)	(3b1)	1,475	(3b2)	1,902	(3b3)	(1,198)	(3b)
Total Operating Expenses	(4,575)		1,298		1,902		(1,375)
Total operating income/ (loss)	4,575		(1,298)		(2,079)		1,198

	For three months ended July 31, 2019
(in thousands)	VSI		Sears Outlet		Buddy's		Total Acquisition Pro Forma Adjustments	Notes
Revenue:
Royalties and advertising fees					(84)	(3k)	(84)	(3k)
Total Revenue	–		–		(84)		(84)
Operating Expenses:
Retail cost of sales			(84)	(3k)			(84)	(3k)
Selling, general, and administrative expenses					(5,613)	(3l)	(5,613)	(3l)
Depreciation, amortization, and impairment charges	(1,153)	(3b1)	369	(3b2)	476	(3b3)	(308)	(3b)
Total Operating Expenses	(1,153)		285		(5,137)		(6,005)
Total operating income/ (loss)	1,153		(285)		5,053		5,921

Estimated purchase price and purchase price allocation of VSI

The preliminary estimated purchase price for VSI is calculated as follows:

(in thousands)
Estimated fair value of VSI shares to be purchased
(24.1 million outstanding common shares at $6.50 per share): Common stock, $.01 par value	156,408	(i)
Fair value of outstanding equity awards expected to vest at close	2,596	(ii)
Total Estimated Purchase Price	$159,004

(i) Represents the preliminary fair value of cash consideration that will be received by VSI stockholders. The preliminary fair value of the VSI outstanding shares to be purchased was estimated based on the total outstanding shares of VSI common stock as of August 8, 2019 and the share price of $6.50 per the VSI merger agreement. Consummation of the VSI Merger is subject to closing conditions, including a “go-shop” period and stockholder vote.

(ii) In accordance with the VSI merger agreement, at the time of the VSI Merger, each outstanding equity award, including restricted stock units, performance share units, options and restricted stock held by the employees of VSI will be canceled and converted into right to receive an amount in cash. The conversion will be based on $6.50 per share price multiplied by the total number of shares of restricted stock units, performance share units, and restricted stock. For the options, the conversion will be based on $6.50 per share price less the exercise price per share attributable to such options and multiplied by the total number of shares of VSI common stock issuable upon exercise in full. Because the VSI equity agreements provide for a “double trigger” vesting, a portion of the unvested equity awards attributable to post-VSI Merger services will be recorded as a one-time expense of Valor while the remaining payout is considered part of the purchase price as attributable to pre-VSI Merger services. Out of the total estimated payout of $7.3 million, $2.6 million relates to payout towards pre-VSI Merger services recorded as part of the purchase price and the remaining $4.7 million payout relates to post-VSI Merger services, which will be recorded as compensation expense.

The preliminary estimated purchase price allocation of VSI is calculated as follows:

(in thousands)	June 29, 2019 Vitamin Shoppe, Inc. Historical Information	Fair Value Adjustments		Purchase Price Allocation
Cash and cash equivalents	14,790	–		14,790
Other current assets	27,991	–		27,991
Inventories, net	181,008	–		181,008
Right-of-use assets	439,069	–		439,069
PP&E	114,776	(29,694)	(3a)	85,082
Intangible assets	2,222	(2,222)	(3b1)	–
Deferred taxes	33,105	5,042	(3c)	38,147
Goodwill	–	–		–
Other Assets	3,373	–		3,373
Total assets acquired	816,334	(26,874)		789,460

Accounts Payable and Accrued Expenses	92,307	–		92,307
Short-term lease liabilities	97,825	–		97,825
Long-term lease liabilities	383,110	–		383,110
Convertible notes, net	56,798	–		56,798
Deferred revenue and other - non-current	416	–		416
Total liabilities assumed	630,456	–		630,456

Historical equity value of VSI
Members' Equity	–	–		–
Common stock, $0.01 par value per share	243	(243)	(3g1)	–
Additional paid-in capital	87,034	(87,034)	(3h)	–
Treasury stock	(7,607)	7,607	(3g1)	–
Retained earnings	106,208	(106,208)	(3g1)	–
Total purchase price	$185,878	$(185,878)		$159,004	(3il)

(3a) Represents adjustments to record the preliminary estimated fair value of PP&E of VSI of approximately $85.0 million representing a step down of $29.7 million from the historical book values. All depreciation adjustments relating to PP&E are recorded to Depreciation, amortization, and impairment charges as explained in note (3b1) below.

(3b1) Represents adjustments to record the step down of historical intangibles of $2.2 million to zero as the amount of estimated intangible assets is not expected to be material. As a result, the historical amortization expense related to intangible assets of $0.1 million and $0.3 million for the three months ended July 31, 2019 and the year ended April 30, 2019, respectively, have been removed.

The final determination of fair value of intangible assets, as well as estimated useful lives, if any, remains subject to change and will be finalized subsequent to the completion of the VSI Merger.

The fair value of PP&E resulted in reduction in the book value of furniture, fixture and equipment by $29.7 million. This resulted in a pro forma adjustment to decrease the depreciation charge of $4.2 million for the year ended April 30, 2019 and $1.1 million for three months ended July 31, 2019.

(3c) Represents deferred tax assets resulting from the fair valuation of the PP&E and identifiable intangible assets as a result of the VSI Merger. This estimate of deferred tax assets was determined based on the book and tax basis differences attributable to the removal of identifiable intangible assets and based on estimated U.S. statutory tax rates of the Combined Company of 27.4% as of and for the period ended July 31, 2019.

(3g1) Represents the elimination of VSI’s stockholders’ equity common stock of $0.2 million, treasury stock of $7.6 million, and retained earnings of $106.2 million.

(3h) Represents the elimination of VSI’s historical additional paid-in capital in an amount of $87.0 million.

(3i1) Represents cash consideration of $159.0 million for the VSI Merger.

Estimated purchase price and purchase price allocation of Sears Outlet

The preliminary estimated purchase price for Sears Outlet is calculated as follows:

(in thousands)
Estimated fair value of Sears Outlet to be purchased
Cash consideration to acquire Sears Outlet segment and Buddy’s Home Furnishing Store business	121,000	(i)
Additional cash consideration towards employee and other costs payable by SHOS	11,900	(ii)
Total Estimated Purchase Price	$132,900

(i) Represents the cash consideration paid to acquire the Sears Outlet in accordance with the SHOS purchase agreement.

(ii) Represents the additional cash consideration towards SHOS’s transaction related expenses and employee costs to be paid in accordance with the SHOS purchase agreement.

The preliminary estimated purchase price allocation of Sears Outlet is calculated as follows:

(in thousands)	May 4, 2019 Sears Outlet Segment & Buddy's Home Furnishing Stores Business Historical Information	Removal of excluded liabilities	Fair Value Adjustments	Total Fair Value Adjustments		Purchase Price Allocation
Cash and cash equivalents	6,754	–	–	–		6,754
Account receivable	3,119	–	–	–		3,119
Inventories, net	92,085	–	–	–		92,085
Other current assets	3,000	–	–	–		3,000
Right-of-use assets	110,817	–	–	–		110,817
PP&E	13,471	–	–	–		13,471
Intangible assets	–	–	36,495	36,495	(3b2)	36,495
Goodwill	–	–	19,026	19,026	(3d)	19,026
Other Assets	487	–	–	–		487
Total assets acquired	229,733	–	55,521	55,521		285,254

Current installments of long-term obligations	48,592	(48,592)	–	(48,592)	(3e)	–
Accounts Payable and Accrued Expenses	17,005		–	–		17,005
Short-term lease liabilities	30,546		–	–		30,546
Income taxes payable	–		8,771	8,771	(3f)	8,771
Other current liabilities	14,868		–	–		14,868
Long-term lease liabilities	80,966		–	–		80,966
Deferred revenue and other - non-current	198		–	–		198
Total liabilities assumed	192,175	(48,592)	8,771	(39,821)		152,354

Historical equity value of Sears Outlet Segment & Buddy's Home Furnishing Stores Business
Net parent investment	37,558	48,592	(86,150)	(37,558)	(3g2)	–
Total purchase price	$37,558	$48,592	$(86,150)	$(37,558)		$132,900	(3i2)

(3b2) Represents adjustments to record the preliminary estimated fair value of intangibles of approximately $36.5 million. The general categories of the acquired identified intangible assets are expected to be the following:

(in thousands)	Estimated Useful Life	Estimated Fair Value
Trademark / trade name	Indefinite	27,648
Customer contacts / relationships	6	8,847
Total		$36,495
Historical Net Book Value		–
Pro forma adjustment		$36,495

The fair value estimate for all identifiable intangible assets is preliminary and is based on assumptions that market participants would use in pricing an asset, based on the most advantageous market for the asset (i.e., its highest and best use). This preliminary fair value estimate could include assets that are not intended to be used, may be sold or are intended to be used in a manner other than their best use. The final determination of fair value of intangible assets, as well as estimated useful lives, remains subject to change. The finalization may have a material impact on the valuation of intangible assets and the purchase price allocation, which is expected to be finalized subsequent to the SHOS Acquisition.

All amortization adjustments relate to identified intangible assets as a result of the SHOS Acquisition are recorded to Depreciation, amortization, and impairment charges. The estimated amortization expense was computed using the straight-line method based on an estimated useful life of the identifiable definite-lived intangible assets.

(in thousands)	Estimated Useful Life	Estimated Fair Value	April 30, 2019 Amortization Estimates	July 31, 2019 Amortization Estimates
Trademark / trade name	Indefinite	27,648	–	–
Customer contacts / relationships	6	8,847	1,475	369
Total		$36,495	$1,475	$369
Historical amortization expense			–	–
Pro forma adjustment			$1,475	$369

(3d) Represents the excess of the purchase price over the preliminary fair value of the underlying net tangible and identifiable intangible assets, net of liabilities, and is estimated to be $19.0 million.

(3e) Represents liabilities towards indebtedness not assumed by Franchise Group in accordance with the SHOS purchase agreement.

(3f) Represents deferred tax liabilities resulting from the fair value adjustments for the identifiable intangible assets and goodwill as a result of the SHOS Acquisition. This estimate of deferred tax liability was determined based on the book and tax basis differences attributable to the identifiable intangible assets acquired and goodwill and based on estimated U.S. statutory tax rates of the Combined Company of 27.4% as of and for the period ended July 31, 2019.

(3g2) Represents the elimination of the net equity investment of $37.6 million in Sears Outlet by SHOS.

(3i2) Represents cash consideration of $132.9 million towards the SHOS Acquisition.

(3k) Represents intercompany elimination of balances and transactions between the Buddy’s segment of Franchise Group and Buddy’s franchise stores owned by SHOS.

Estimated purchase price and purchase price allocation of Buddy’s

(3b3) Upon consummation of the merger with Buddy’s, Franchise Group identified the Buddy’s tradename as an indefinite-lived intangible asset with a fair value of $11.1 million. Franchise Group also recognized an asset of $10.1 million for franchise agreements, $7.7 million for customer contracts and below market leases of $2.3 million.

All amortization adjustments related to identified intangible assets as a result of the merger are recorded to Depreciation, amortization, and impairment charges. The estimated amortization expense was computed using the straight-line method based on an estimated useful life of the identifiable definite-lived intangible assets.

(in thousands)	Estimated Useful Life	Estimated Fair Value	Buddy's April 30, 2019 Amortization Estimates	Buddy's July 31, 2019 Amortization Estimates
Trademark / trade name	Indefinite	11,100	–	–
Franchise agreements / relationships	10	10,100	1,010	253
Customer contacts / relationships	6	7,700	1,283	321
Above/ (below) market leases	6	(2,345)	(391)	(98)
Total		$26,555	$1,902	$476
Historical amortization expense			–	–
Pro forma adjustment			$1,902	$476

(3j) Represents adjustments related to post-combination compensation expense and transaction-related costs related to the VSI Merger and SHOS Acquisition as follows:

(in thousands)	VSI	Sears Outlet	Total
Post-combination stock compensation expense	(4,722)	–	(4,722)
Transaction-related expenses, including legal, accounting and other third-party advisor expenses	(6,000)	(3,000)	(9,000)
Adjustment to cash	(10,722)	(3,000)	(13,722)
Adjustment to income tax	2,012	563	2,575
Adjustment to retained earnings	$(8,710)	$(2,437)	$(11,147)

These transaction-related expenses are not reflected in the pro forma combined statements of operations because they do not have a continuing impact.

(3l) Represents the removal of actual transaction costs related to the merger included in the statement of operations of Franchise Group for three months ended July 31, 2019.

Note 4: Financing and Offer Adjustments

(4a) Represents an increase to interest expense of $19.9 million and $4.9 million for the fiscal year ended April 30, 2019 and three months ended July 31, 2019, respectively, which includes the following:

(in thousands)	For the twelve months ended April 30, 2019
	Buddy's	Sears Outlet	VSI	Buddy’s – Additional loan	Total
Estimated interest expense on new financing (1)	8,141	8,703	11,453	2,277	30,574
Elimination of historical interest expenses (2)	(1,412)	(5,683)	(5,227)		(12,322)
Amortization of deferred debt issuance costs (3)	480	644	544	2	1,670
Total pro forma adjustment to interest expense					$19,922

(in thousands)	For three months ended July 31, 2019
	Buddy's	Sears Outlet	VSI	Buddy’s – Additional loan	Total
Estimated interest expense on new financing (1)	1,970	2,063	2,752	557	7,342
Elimination of historical interest expenses (2)	(360)	(1,430)	(1,075)		(2,865)
Amortization of deferred debt issuance costs (3)	120	156	132	–	408
Total pro forma adjustment to interest expense					$4,885

(1)	Represents additional interest expense calculated at an estimated 10.12% interest rate in connection with the $82.0 million 5-year Buddy’s initial term loan, an estimated 8.62% interest rate on the $110.0 million 5-year VSI term loan, an estimated 3.87% on the $60.0 million 5-year VSI credit facility, an estimated 8.62% interest rate on the $105.0 million 4-year Sears Outlet term loan and an estimated 10.12% interest rate in connection with the $23.0 million Buddy’s additional term loan. The adjustment is based on current LIBOR rates and estimates interest rate spreads based on the terms of either executed debt agreements or debt commitments available. Refer to Note 4d for further summary of the financing transactions.

(2)	Represents the elimination of Buddy’s, VSI’s and Sears Outlet’s historical interest expense as a result of the extinguishment of Buddy’s $25.0 million of line of credit pursuant to the business combination agreement, $56.2 million of VSI’s convertible notes pursuant to the VSI merger agreement and the exclusion of Sear Outlet’s $48.5 million indebtedness pursuant to the SHOS purchase agreement.

(3)	Represents the amortization of the estimated deferred financing costs in connection with the Buddy’s initial term loan, the VSI term loan, the VSI credit facility, the Sears Outlet term loan and the Buddy’s additional term loan.

A 1/8 percent change in the interest assumed above would result in an aggregate increase or decrease to interest expense of $0.5 million for the twelve months ended April 30, 2019 and $0.1 million for three months ended July 31, 2019.

(4b) Represents adjustments to income tax (benefit) expense. Following the merger, the VSI Merger and the SHOS Acquisition, the income of New Holdco which will include Franchise Group, Buddy’s, VSI and Sears Outlet attributable to Franchise Group’s controlling interest will be subject to U.S. income taxes, in addition to state, and local taxes. The income tax expense is based on estimated U.S. statutory tax rates of the Combined Company of 27.4% for the year ended April 30, 2019 and three months ended July 31, 2019. The actual effective tax rate of Franchise Group may differ materially from the pro forma tax rates due to, among other factors, changes in tax laws, the impact of permanent tax differences, income tax reserves determined in connection with the merger and tax planning.

(4c) Represents the adjustment to the (loss) income attributable to non-controlling interests based on the outcome of the merger, the VSI Merger, the SHOS Acquisition and the offer as described in Note 4(e) below. The amount attributable to non-controlling interests will vary based on the minimum and maximum acceptances of the offer. Accordingly, the income attributable to the non-controlling interests will vary from $3.2 million to $3.5 million depending on the amount of offer acceptances.

(4d) In connection with the Contemplated Transactions, the following agreements were executed or expected to be executed to finance the Contemplated Transactions:

1.	In connection with the merger and offer, Buddy’s has signed the Buddy’s initial credit agreement for debt financing of the Contemplated Transactions consisting of a $82.0 million, 5-year term loan, which bears interest at variable rates. The historical condensed financial statements of Franchise Group as of and for three months ended July 31, 2019 reflects the incurrence of $79.8 million of indebtedness, net of estimated debt issuance costs of $2.2 million, and the extinguishment of the Buddy’s outstanding line of credit of $25.0 million. The net proceeds after repayment of the line of credit will be used to fund the offer, the SHOS Acquisition and to the extent available, the VSI Merger, among other things. The pro forma adjustment assumes a $45.0 million offer with the first $25.0 million financed by the equity contribution from Tributum and the remaining $20.0 million financed with the proceeds from the Buddy’s term loan. The offer results in adjustments to Treasury stock of $45.0 million.

2.	In connection with the SHOS Acquisition, which is expected to close in October 2019, Franchise Group has signed a commitment letter related to the Sears Outlet term loan in an amount equal to $105.0 million. The terms of the Sears Outlet term loan were considered the most recent, factually supportable information available related to the anticipated permanent financing and therefore were used to determine the pro forma adjustments. The pro forma adjustments reflect the planned incurrence of $102.6 million of indebtedness, net of estimated debt issuance cost of $2.4 million. The Sears Outlet term loan bears a variable interest rate. The total proceeds from the debt financing and Tributum’s expected equity contribution of $40.0 million as explained above will be used to pay the cash consideration in connection with the SHOS Acquisition.

3.	In connection with the VSI Merger, which is expected to close later in 2019, Franchise Group has signed a commitment letter with B. Riley for a 5-year term loan in the amount of $110.0 million to finance the VSI Merger. The terms of this term loan commitment were considered the most recent, factually supportable information available related to the anticipated permanent financing and therefore were used to determine the pro forma adjustments. The pro forma adjustments reflect the planned incurrence of $108.7 of indebtedness, net of estimated debt issuance costs of $1.3 million. In addition to the VSI term loan, Franchise Group also signed a commitment letter with JPMorgan Chase Bank, N.A. to increase VSI's existing credit facility from $90.0 million to $100.0 million. The pro forma adjustment reflects the planned incurrence of $58.8 million line of credit, net of estimated debt issuance costs of $1.2 million which will be capitalized as a long-term asset and amortized over the term of the VSI credit facility. The VSI term loan and the VSI credit facility bear variable interest rates. The pro forma adjustment also reflects Tributum’s expected equity contribution for an amount of $19.0 million pursuant to the VSI equity commitment. The total proceeds from the debt and equity financings as explained above will be used to repay the existing VSI convertible debt of $56.0 million and pay the cash consideration in connection with the VSI Merger, which will include the cash payment to the VSI stockholders and the employees in connection with the redemption and cancelation of outstanding equity awards.

4.	In connection with Asset Acquisition, the Buddy’s segment of Franchise Group entered into the Buddy’s first amendment to the Buddy’s initial term loan to provide for a $23.0 million first priority senior secured term loan. The pro forma adjustment reflects the incurrence of $23.0 million indebtedness. The Buddy’s additional term loan bears variable interest rate similar to the Buddy’s initial term loan of $82.0 million discussed above. The proceeds from the debt were used to acquire 41 Buddy’s Home Furnishings stores from A-Team. The purchase price allocation related to the Asset Acquisition of the 41 stores is not reflected in these pro forma financial statements as the Asset Acquisition was not considered material to the pro forma results.

A summary of the total pro forma adjustments to cash related to the financing transactions include the following:

Pro forma adjustment to cash	Buddy’s – Additional loan	Sears Outlet	Tender offer	VSI	Total
(in thousands)

Increase from issuance of debt, net	–	102,600		108,650	211,250
Increase of Line of Credit, net	–	–		58,800	58,800
Vintage equity contribution	–	40,000		18,928	58,928
Increase from additional debt	23,000	–		–	23,000
Repayment of Convertible Notes	–	–	–	(56,798)	(56,798)
Offer assumed redemptions based on most likely outcome	–		(45,000)	–	(45,000)
Net Pro forma adjustment to cash	$23,000	$142,600	$(45,000)	$129,580	$250,180

The total pro forma adjustment to debt includes the following:

Pro forma adjustment to debt	Buddy’s – Additional loan	Sears Outlet	VSI	Total
(in thousands)

Term loan financing	$23,000	105,000	$110,000	238,000
Less: Debt issuance costs	–	(2,400)	(1,350)	(3,750)
Debt, net of debt issuance costs	$23,000	102,600	$108,650	234,250
Pro forma adjustment to current portion of debt:	863	10,000	10,000	20,863
Pro forma adjustment to debt, net of current portion:	22,137	92,600	98,650	213,387

Increase of Line of Credit (long-term)	–		60,000	60,000
Revolver commitment fee - capitalized as Other assets	–		1,200	1,200
Repayment of Convertible Notes	–		(56,798)	(56,798)

(4e) Represents the adjustment to non-controlling interests in connection with the merger and the expected outcome of the offer. Based on the assumed acceptances of $45.0 million in the offer, Franchise Group expects that the pre-closing members of Buddy’s hold a non-controlling interest in New Holdco of approximately 31.44% or approximately $66.3 million as of July 31, 2019 on a pro forma basis, after giving effect to the Contemplated Transactions discussed above.

14.	Interests of Directors and Officers; Transactions and Arrangements Concerning Shares OF FRANCHISE GROUP COMMON STOCK

GENERAL

Franchise Group is offering to purchase all of the outstanding shares of Franchise Group common stock, although Vintage and certain of its affiliates and B. Riley and certain of its affiliates have entered into agreements with Franchise Group under which they have agreed not to tender any of their shares of Franchise Group common stock. As of September 30, 2019, Franchise Group’s directors and executive officers, other than the Vintage Group (which holds approximately 4,158,484 shares of Franchise Group common stock, or approximately 10,329,429 if all shares of Franchise Group preferred stock and New Holdco common units were redeemed in exchange for shares of Franchise Group common stock) and B. Riley (which holds 3,105,728 shares of Franchise Group common stock), beneficially own 71,739 shares of Franchise Group common stock.

OWNERSHIP OF CERTAIN STOCKHOLDERS

As of September 30, 2019, 16,283,087 shares of Franchise Group common stock were issued and outstanding, of which approximately 4,158,484 shares were held by the Vintage Group and 3,105,728 shares were held by B. Riley and certain of its affiliates. As of September 30, 2019, assuming all New Holdco common units and all shares of Franchise Group preferred stock were redeemed in exchange for shares of Franchise Group common stock, there would be 25,716,420 shares of Franchise Group common stock issued and outstanding, of which approximately 10,329,429 shares, or 40.17%, would be held by the Vintage Group and 3,105,728 shares, or 12.08%, would be held by B. Riley. In addition:

•	pursuant to the post-closing subscription agreement, Tributum has committed to purchase up to $40.0 million of Franchise Group common stock at a price of $12.00 per share (or 3,333,333.3 shares of Franchise Group common stock) to finance the offer. See Section 8 under the heading “EQUITY FINANCING” for further information;
•	pursuant to the VSI equity commitment, Tributum has committed to purchase up to $70.0 million of Franchise Group common stock at a price of $12.00 per share (or up to 5,833,333.3 shares) to finance the VSI Merger, and Franchise Group expects an equity contribution of approximately $19.0 million (or 1,583,333.3 shares of Franchise Group common stock) from Tributum pursuant to the VSI equity commitment will be necessary to finance the VSI Merger. See Section 11 under the heading “RECENT DEVELOPMENTS” for further information; and
•	pursuant to the Sears Outlet equity commitment, Tributum has committed to purchase up to $40.0 million of Franchise Group common stock at a price of $12.00 per share (or 3,333,333.3 shares of Franchise Group common stock), and Franchise Group expects that the full equity commitment of $40.0 million from Tributum pursuant to the Sears Outlet equity commitment will be required to finance a portion of the SHOS Acquisition. See Section 11 under the heading “RECENT DEVELOPMENTS” for further information.

The number of shares of Franchise Group common stock that Tributum may purchase under the post-closing subscription agreement, the VSI equity commitment and/or the Sears Outlet equity commitment is dependent upon the amount of available unrestricted cash and cash equivalents on Franchise Group’s balance sheet, the final number of shares of Franchise Group common stock tendered by Franchise Group stockholders in the offer and the aggregate amount of other financing sources (including debt and other equity financing) available to Franchise Group.

The significant ownership stakes of the Vintage Group and B. Riley and certain of its affiliates enable these stockholders to exercise substantial control over Franchise Group and the strategic direction of Franchise Group, and stockholders who do not tender their shares of Franchise Group common stock may have little ability to influence Franchise Group going forward. In addition, the Vintage Group’s ownership of Franchise Group common stock is expected to increase pursuant to the post-closing subscription agreement, VSI equity commitment and Sears Outlet equity commitment described above. Furthermore, because the Vintage Group and B. Riley and certain of its affiliates have agreed not to tender their respective shares of Franchise Group common stock in the offer, their relative ownership interests in Franchise Group will increase as a result of any shares of Franchise Group common stock being tendered in the offer. For example, if approximately one-third of the shares of Franchise Group common stock not owned by the Vintage Group or B. Riley and its applicable affiliates (representing approximately 3.0 million shares of Franchise Group common stock) are tendered in the offer, then the Vintage Group will control approximately 45.48% and B. Riley and its applicable affiliates will control approximately 13.68% of the voting power of Franchise Group (assuming (i) all New Holdco common units and shares of Franchise Group preferred stock are redeemed in exchange for shares of Franchise Group common stock, (ii) no additional shares of Franchise Group common stock are issued pursuant to the post-closing subscription agreement, VSI equity commitment or the Sears Outlet equity commitment, and (iii) cash or financing proceeds used to fund the tender offer are held directly by Franchise Group and are not distributed to Franchise Group by its subsidiaries to fund the tender offer and no former Buddy’s members subscribe for shares of Franchise Group common stock to fund the tender offer). Accordingly, their ability to exercise control over Franchise Group may be enhanced by the offer and, in the case of the Vintage Group’s ownership of Franchise Group common stock, pursuant to the post-closing subscription agreement, VSI equity commitment and Sears Outlet equity commitment. The interests of the Vintage Group and B. Riley and its applicable affiliates may be different from the interests of other stockholders. Additional information regarding the Vintage Group’s and B. Riley’s relative ownership and control over Franchise Group, and their relationships with one another, can be found in Section 19 under the heading “RISK FACTORS.”

Other than pursuant to the business combination agreement and other transaction documents, including the registration rights agreement, voting agreements and tax receivable agreement, and payments made to Franchise Group’s or Buddy’s directors, managers or officers in their capacities as such, the Franchise Group or Buddy’s directors, managers or officers will not receive any rights, payments or benefits as a result of the merger or related transactions.

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF FRANCHISE GROUP

The following table sets forth, as of September 30, 2019, information regarding beneficial ownership of Franchise Group capital stock by: (1) each person, or group of affiliated persons, known by Franchise Group to beneficially own more than 5% of Franchise Group common stock; (2) each Franchise Group director; (3) each current Franchise Group executive officer; and (4) all current Franchise Group directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are currently exercisable or exercisable within 60 days of September 30, 2019. In order to provide the reader with additional information, Franchise Group has presented in the table below the voting power of the persons referred to above assuming all New Holdco common units and shares of Franchise Group preferred stock are redeemed in exchange for Franchise Group common stock. Except as indicated by the footnotes below, based on the information furnished to Franchise Group, the persons named in the table below have sole voting and investment power with respect to all shares of capital stock shown that they beneficially own.

Shares of Franchise Group common stock subject to stock options currently exercisable, or exercisable within 60 days of September 30, 2019, and restricted stock units for which shares of Franchise Group common stock are issuable within 60 days of September 30, 2019, are deemed to be outstanding for computing the percentage ownership of the person holding those securities and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

Franchise Group’s calculation of the percentage of common stock set forth below is based on 16,283,087 shares of Franchise Group common stock and equivalents outstanding as of September 30, 2019. Franchise Group’s calculation of the percentage of voting power in the second table set forth below is based on 25,716,420 shares of Franchise Group common stock and equivalents outstanding, and assumes that all New Holdco common units and shares of Franchise Group preferred stock are redeemed in exchange for shares of Franchise Group common stock.

Unless otherwise noted below, the business address for each of the stockholders, officers and directors in the tables below is c/o Franchise Group, Inc., 1716 Corporate Landing Parkway, Virginia Beach, Virginia 23454.

	Shares of Common Stock Beneficially Owned
	Number	Percentage of Common Stock (1)	Voting Power (2)
5% Stockholders:
B. Riley Financial, Inc. (3)	3,105,728	19.07%	12.08%
Cannell Capital, LLC (4)	1,992,622	12.23%	7.75%
Nantahala Capital Management, LLC (5)	1,113,849	6.84%	4.33%
Vintage Capital Management, LLC (6)	10,329,429	25.54%	40.17%

Executive Officers and Directors:
Matthew Avril	–	*	*
Patrick A. Cozza	–	*	*
Thomas Herskovits	2,671	*	*
Brian R. Kahn (7)	10,329,429	25.54%	40.17%
Andrew Kaminsky	–	*	*
Andrew M. Laurence	–	*	*
Lawrence Miller	–	*	*
G. William Minner, Jr.	–	*	*
Michael S. Piper	69,068	*	*
Bryant R. Riley (8)	3,105,728	19.07%	12.08%
Eric Seeton	–	*	*
Kenneth M. Young	–	*	*
All current executive officers and directors as a group (12) persons)	13,506,896	45.05%	52.52%

The shares of Franchise Group common stock listed in the table above are rounded to the nearest whole share and the percentages listed in the table above are rounded to the nearest tenth of a percent.

*	Represents beneficial ownership of less than 1%.

(1) Based on 16,283,087 shares of Franchise Group common stock issued and outstanding on September 30, 2019, and assuming that none of the New Holdco common units or shares of Franchise Group preferred stock are redeemed in exchange for shares of Franchise Group common stock. Thus, for purposes of the calculations in this column, Vintage Capital Management, LLC is deemed to only hold approximately 4,158,484 shares of Franchise Group common stock.

(2) Based on 25,716,420 shares of Franchise Group common stock and equivalents outstanding, which assumes that all New Holdco common units and shares of Franchise Group preferred stock are redeemed in exchange for shares of Franchise Group common stock.

(3) Based on Amendment No. 2 to the Schedule 13D filed by B. Riley Financial, Inc., BRC Partners Opportunity Fund, LP, B. Riley Capital Management, LLC, BRC Partners Management GP, LLC, B. Riley FBR, Inc., Dialectic Antithesis Partners, LP, and BR Dialectic Capital Management, LLC. (collectively, “B. Riley”) on July 12, 2019, including notice that B. Riley Financial, Inc. has sole voting and investment power as to 2,005,353 shares of Common Stock and shared voting and investment power as to 1,100,375 shares of Common Stock; BRC Partners Opportunity Fund, LP has shared voting and investment power as to 475,000 shares of Common Stock; B. Riley Capital Management, LLC has shared voting and investment power as to 625,000 shares of Common Stock; BRC Partners Management GP, LLC has shared voting and investment power as to 475,000 shares of Common Stock; B. Riley FBR, Inc. has shared voting and investment power as to 475,375 shares of Common Stock; Dialectic Antithesis Partners, LP has shared voting and investment power as to 150,000 shares of Common Stock; and BR Dialectic Capital Management, LLC has shared voting and investment power as to 150,000 shares of Common Stock. The address for B. Riley is 21255 Burbank Boulevard, Suite 400, Woodland Hills, California 91367.

(4) Based on the Form 4 filed by Cannell Capital LLC (“Cannell”) on July 16, 2019. The address for Cannell is 245 Meriwether Circle, Alta, Wyoming 83414.

(5) Based on the Schedule 13G filed by Nantahala Capital Management, LLC, Wilmot B. Harkey and Daniel Mack (collectively, “Nantahala”) on February 14, 2019, including notice that it has sole voting and investment power with respect to these shares of common stock. The address for Nantahala is 19 Old Kings Highway S, Suite 200, Darien, Connecticut 06820.

(6) Based on Amendment No. 7 to Schedule 13D filed by Vintage Capital Management, LLC, Kahn Capital Management, LLC and Brian R. Kahn (collectively, the “Vintage Persons”) on October 1, 2019, including notice that (i) the Vintage Persons beneficially own approximately 4,158,484 shares of Franchise Group common stock, approximately 6,170,945 New Holdco common units and approximately 1,234,189 shares of Franchise Group preferred stock, which New Holdco common units and shares of Franchise Group preferred stock are redeemable in exchange for approximately 6,170,945 shares of Franchise Group common stock, (ii) the Vintage Persons share voting power with respect to approximately 6,391,703 shares of Franchise Group common stock (assuming the redemption of all New Holdco common units and shares of Franchise Group preferred stock beneficially owned by the Vintage Persons in exchange for shares of Franchise Group common stock) and (iii) Mr. Kahn has sole voting power with respect to approximately 3,937,726 shares of Franchise Group common stock (assuming the redemption of all New Holdco common units and shares of Franchise Group preferred stock beneficially owned by the Vintage Persons in exchange for shares of Franchise Group common stock). The address for Vintage is 4705 S. Apopka Vineland Road, Suite 206, Orlando, Florida 32819. The Vintage Persons disclaim beneficial ownership of these shares and units for all purposes.

(7) Mr. Kahn serves as the founder and investment manager of Vintage and disclaims beneficial ownership of these shares and units for all purposes.

(8) Mr. Riley serves as Chief Executive Officer and Chairman of B. Riley and disclaims beneficial ownership of these shares.

TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES

Based on Franchise Group’s records and on information provided to Franchise Group by its directors, executive offers, affiliates and subsidiaries, neither Franchise Group nor any of its affiliates or subsidiaries nor, to the best of Franchise Group’s knowledge, any of the directors or executive officers of Franchise Group or any of its subsidiaries, nor any associates or subsidiaries of any of the foregoing, has effected any transactions involving the Franchise Group common stock during the 60 days prior to the date of this offer to purchase, except as otherwise described in this offer to purchase.

THE MERGER AND RELATED TRANSACTIONS

Please see Section 10 regarding agreements and arrangements entered into by Franchise Group with certain of its affiliates, directors or executive officers in connection with the merger and other transactions contemplated by the business combination agreement, including the business combination agreement, the subscription agreements, the registration rights agreement and the voting agreements.

THE VSI MERGER AND RELATED TRANSACTIONS

Please see Section 11 regarding an equity commitment Franchise Group received from Tributum whereby Tributum has agreed to provide Franchise Group with $70.0 million of equity financing through the direct or indirect purchase of shares of Franchise Group common stock at $12.00 per share to consummate the VSI Merger and pay all related fees and expenses with respect to the VSI Merger.

THE SHOS ACQUISITION AND RELATED TRANSACTIONS

Please see Section 11 regarding the Sears Outlet equity commitment that Franchise Group received from Tributum, pursuant to which Tributum or an affiliate thereof will provide Franchise Group with up to $40.0 million of equity financing through the direct or indirect purchase of shares of Franchise Group common stock at $12.00 per share.

THE BUDDY’S PARTNERS ACQUISITION AND RELATED TRANSACTIONS

Please see Section 11 regarding agreements and arrangements entered into by Franchise Group and certain of its affiliates with certain of the former Buddy’s members and certain of their affiliates in connection with the Buddy’s Partners Acquisition and other transactions contemplated by the asset purchase agreement entered into in connection with the Buddy’s Partners Acquisition, including the RAA Amendment and the amendment to Schedule 1 of the New Holdco limited liability company agreement.

2011 EQUITY AND CASH INCENTIVE PLAN

On August 26, 2011, in consideration of the benefits of long-term equity incentive awards and upon the recommendation of Franchise Group’s compensation committee, the Board adopted the JTH Holding, Inc. 2011 Equity and Cash Incentive Plan (referred to as the “2011 Plan”). The 2011 Plan was subsequently approved by Franchise Group stockholders on August 30, 2011. The Plan provides Franchise Group with the ability to utilize different types of equity incentive awards as a part of its overall compensation structure. The 2011 Plan is administered by the Franchise Group compensation committee.

As of July 26, 2019, the maximum number of shares of Franchise Group common stock remaining available for future issuance under the 2011 Plan is 1,557,254. The maximum number of shares of Franchise Group common stock that may be issued under the 2011 Plan may be issued under any type of award, including incentive stock options. The 2011 Plan does not include any reload or “evergreen” share replenishment features.

The 2011 Plan allows Franchise Group to grant stock options, stock appreciation rights, restricted stock awards, restricted stock units, incentive awards, and other stock-based awards and dividend equivalents to employees, directors and other persons providing services to Franchise Group. The 2011 Plan does not allow: (i) stock options, stock appreciation rights and other purchase rights to have an exercise price that is less than the fair market value of the underlying stock on the grant date; (ii) the repricing of awards or repurchase awards that are subject to forfeiture or have not yet vested without Franchise Group stockholder approval; (iii) any material amendments to the 2011 Plan without Franchise Group stockholder approval; (iv) the granting of dividends or dividend equivalents in connection with options, stock appreciation rights or other stock-based awards in the nature of purchase rights; or (v) the payment of dividends or dividend equivalents in connection with a performance-based award unless and until the underlying performance conditions are achieved.

EXECUTIVE EMPLOYMENT AGREEMENTS

Employment Agreements of Messrs. Kahn, Seeton, Laurence and Kaminsky

On October 2, 2019, in connection with the appointments described in Section 11 under the heading “CERTAIN INFORMATION ABOUT FRANCHISE GROUP - Certain Changes to the Management of Franchise Group and its Subsidiaries - Appointment of Franchise Group Executive Officers,” Franchise Group entered into employment agreements with Messrs. Kahn, Seeton, Laurence, and Kaminsky (collectively, the “Employment Agreements”). The Employment Agreements were effective as of October 2, 2019 (the “Effective Date”). The Employment Agreements provide for an initial three-year term, each beginning on the Effective Date, unless terminated under the provisions of the Employment Agreements. Thereafter, the Employment Agreements will automatically renew for successive one-year terms, unless Franchise Group or the executive gives written notice of non-renewal at least 90 days prior to the renewal date.

Under the Employment Agreements, Mr. Kahn’s annual base salary will be $900,000; Mr. Seeton’s annual base salary will be $400,000; Messrs. Laurence’s and Kaminsky’s annual base salary each will be $500,000, subject to review for potential increases at least once per year by the Board. Beginning with the fiscal year following the Effective Date, the executives will be eligible to participate in annual cash incentive plans and programs of Franchise Group that are generally provided to senior executives pursuant to such terms and conditions as the Board may prescribe from time to time; provided that, (i) for Messrs. Kahn, Laurence, and Kaminsky, the cash incentive plan will provide them the opportunity to earn a payout of (A) at least 50% of the target payout amount if the threshold annual performance goals established by the Board are achieved, (B) at least 100% of their base salary if the target annual performance goals established by the Board are achieved, and (C) at least 150% of the target payout amount if the maximum annual performance goals established by the Board are achieved; and (ii) for Mr. Seeton, the cash incentive plan will provide him the opportunity to earn a payout of (A) at least 50% of the target payout amount if the threshold annual performance goals established by the Board are achieved, (B) at least 75% of the executive’s base salary if the target annual performance goals established by the Board are achieved, and (C) at least 100% of the target payout amount if the maximum annual performance goals established by the Board are achieved. Additionally, beginning with the fiscal year following the Effective Date, the executives will be eligible to participate in such long-term cash and equity incentive plans and programs of Franchise Group as are generally provided to other senior executives, as determined by the Board in its discretion.

Under the Employment Agreements, on the effective date of the Franchise Group, Inc. 2019 Omnibus Incentive Plan, Mr. Kahn will receive a grant of 200,000 performance restricted stock units (“PRSUs”); Mr. Seeton will receive a grant of 20,833 PRSUs and 20,833 time-vesting restricted stock units (“RSUs”); Mr. Laurence will receive a grant of 110,000 PRSUs and 60,000 RSUs; and Mr. Kaminsky will receive a grant of 70,000 PRSUs and 55,000 RSUs. Each RSU award will provide for vesting of one-third of the award on each of the first three (3) anniversaries of the date each executive’s employment commences. Each PRSU will vest subject to certain performance metrics to be established by the Compensation Committee of the Board. Each PRSU award and RSU award will be subject to the terms and conditions of the form of equity award agreement adopted by the Board for use under the plan.

Under the Employment Agreements, each executive will also be eligible to participate in Franchise Group’s employee benefit plans as in effect from time to time on the same basis as those benefits generally made available to other similarly-situated senior executives of Franchise Group. Mr. Seeton is also entitled to four weeks of paid time-off per fiscal year, prorated for the first calendar year of employment.

Under the Employment Agreements, each executive’s employment may be terminated by Franchise Group without or without Cause (as defined in the Employment Agreements), or the executive may resign for or other than for Good Reason (as defined in the Employment Agreements). Each executive’s employment will also terminate on the date of the executive’s death or, if the executive is subject to a Disability (as defined in the Employment Agreements), Franchise Group may terminate the executive’s employment following a thirty-day period after written notice is provided. Upon termination of the executive’s employment for any reason, whether by Franchise Group or by the executive, the executive is entitled to (i) base salary; (ii) reimbursement of reasonable and necessary expenses; (iii) any and all other cash earned and deferred through any deferred compensation plan then in effect; and (iv) all other payments and benefits to which the executive is entitled. If the executive’s employment is terminated without Cause (other than death or Disability) or the executive resigns for Good Reason, the executive will be entitled to (A) his “Severance Payment,” as described further below; (B) a lump sum amount equal to the product of (x) the annual cash incentive award in which the termination date occurs based on the actual performance for such fiscal year had the executive’s employment not terminated by (y) a fraction, the numerator of which is the number of days that have elapsed during the annual performance period through the termination date and the denominator of which is 365; and (C) group health and dental benefits for up to 18 months. The “Severance Payment” will be a payment of one times the sum of (I) their base salary and (II) a pro rata Target Bonus (as defined in the Employment Agreements), calculated by multiplying the Target Bonus times a fraction, the numerator of which is the number of days that have elapsed during the fiscal year of the termination date and the denominator is 365; provided that if the termination occurs on or within the one-year period following a Change of Control (as defined in the Employment Agreements), then for Messrs. Kahn, Laurence, and Kaminsky, the payment will be two times the sum of the executive’s base salary and Target Bonus. The Severance Payment will be paid in equal installments over a 12-month period; however, if the executive’s termination occurs on or within the one-year period following a Change of Control, then the Severance Payments for Messrs. Kahn, Laurence, and Kaminsky will be paid in equal installments over a 24-month period. The Employment Agreements also include customary confidentiality, non-competition and non-solicitation covenants.

Employment Agreement of Mr. Piper

On June 15, 2018, Franchise Group entered into an employment agreement with Mr. Piper, Franchise Group’s Chief Financial Officer until such time as Mr. Seeton joins Franchise Group on or about October 28, 2019. Under the employment agreement, Mr. Piper is entitled to an annual base salary of $346,000. Mr. Piper also received a one-time signing bonus consisting of the following components: (i) $200,000 payable in cash, (ii) restricted stock units of Franchise Group common stock valued at $285,000 as of the date of grant which vest in three equal installments over a three-year period, and (iii) stock options to purchase 175,000 shares of Franchise Group common stock with an exercise price equal to the fair market value of the shares on the date of grant which vest in three equal installments over a three-year period. Mr. Piper is also entitled to an annual bonus with a target maximum of 80% of his base salary as of the last day of the previous fiscal year, and his eligibility for such annual bonus shall be determined on a basis consistent with other named executive officers. The restricted stock unit awards and stock option awards as described above are subject to the terms and conditions set forth in the applicable plan and award agreements. Mr. Piper also receives certain standard employee and executive benefits, perquisites, reimbursement of expenses and vacation consistent with the benefits provided to executive officers and as otherwise set forth in his employment agreement.

Under Mr. Piper’s employment agreements, if Mr. Piper’s employment was terminated by him for good reason, by Franchise Group without cause or as a result of his employment-related death or disability (as such terms are defined under the employment agreement), Mr. Piper would be entitled to the following: (i) an amount equal to the accrued rights (as defined under the employment agreement), (ii) the payment of an amount equal to his monthly base salary multiplied by 18 if the termination occurs prior to December 31, 2019, or an amount equal to his annual base salary if the termination occurs after December 31, 2019, (iii) the accelerated vesting of any incentive stock awards, including options, that were not vested as of the date of his termination, (iv) continued coverage at Franchise Group’s expense under any medical, dental, life insurance and disability policies for a period of 12 months, unless he became reemployed with another employer and is eligible to receive such welfare benefits from that employer, and (v) to the extent permitted under the terms and conditions of any life insurance policy, the ability to convert such policy to an individual policy. If Mr. Piper’s employment is terminated by him without good reason, by us for cause or due to his disability (as such terms are defined under the employment agreement), other than as a consequence of employment-related death or disability, the executive officer will only be entitled to the payment of his salary through the date of termination. If Mr. Piper’s employment is terminated as a result of his death or disability (other than as a consequence of employment-related death or disability), he is entitled to his base salary through the date of his termination, as well as the pro-rata bonus to which he would have been entitled.

The foregoing description of agreements and arrangements involving shares of Franchise Group common stock are qualified in their entirety by reference to the text of the respective agreements and arrangements, copies of which have been filed with the SEC and are incorporated herein by reference.

GENERAL

Except as otherwise described in this offer to purchase, neither Franchise Group nor, to the best of Franchise Group’s knowledge, any of its affiliates, directors or executive officers, is currently a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the offer or with respect to any securities of Franchise Group, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

15.	Effects of the Offer

Stockholders who do not tender their shares of Franchise Group common stock pursuant to the offer and stockholders who otherwise retain an equity interest in Franchise Group as a result of a partial tender of their shares of Franchise Group common stock will continue to be stockholders of Franchise Group. As a result, those stockholders who do not tender any of their shares of Franchise Group common stock will realize a proportionate increase in their relative equity interest in Franchise Group and, thus, in Franchise Group’s future earnings and assets, if any, and will bear the attendant risks associated with owning Franchise Group common stock. Stockholders that properly tender all of their shares of Franchise Group common stock pursuant to the offer will cease to have any interest in Franchise Group and will not have the opportunity to participate in its future potential earnings or growth. Franchise Group may issue additional shares of Franchise Group common stock or other equity securities in the future, including pursuant to the post-closing subscription agreement, and any such issuances would reduce stockholders’ percentage ownership interests in Franchise Group.

The risks borne by Franchise Group’s stockholders include, among others, risks resulting from a decrease in Franchise Group’s “public float” (the number of shares of Franchise Group common stock owned by non-affiliate stockholders and available for trading in the securities markets), which may result in limited liquidity and trading volume of the Franchise Group common stock after the consummation of the offer and could result in an increase in price volatility. Stockholders may not be able to sell their shares of Franchise Group common stock in the future, on the OTC Market or otherwise, at a net price higher than the price available in the offer. Franchise Group can give no assurance as to the price at which stockholders may be able to sell their shares of Franchise Group common stock in the future. Following the completion of the offer, Franchise Group will use its reasonable efforts to have the Franchise Group common stock re-listed on Nasdaq, but Franchise Group can provide no assurance that it will be able to meet the initial listing standards of Nasdaq or that it will be able to maintain any such listing

Shares of Franchise Group common stock should be considered “margin securities” under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using the shares as collateral. Franchise Group believes that, following the purchase of the Franchise Group common stock in the offer, the shares of Franchise Group common stock should continue to be “margin securities” for purposes of the Federal Reserve Board’s margin regulations.

Shares of Franchise Group common stock are registered under the Exchange Act, which requires, among other things, that Franchise Group furnish certain information to its stockholders and the SEC and comply with the SEC’s proxy rules in connection with meetings of its stockholders. Franchise Group believes that its purchase of the Franchise Group common stock in the offer will not result in deregistration of its shares under the Exchange Act.

Shares of Franchise Group common stock acquired in the offer will be cancelled or held as treasury stock. Shares held as treasury stock will be available for Franchise Group to issue without further stockholder action, except as required by applicable law or any other securities exchange on which the shares are then listed, for purposes including, without limitation, the acquisition of other businesses, the raising of additional capital for use in Franchise Group’s business and the satisfaction of obligations under existing or future employee benefit or compensation programs or stock plans or compensation programs for directors. There can be no assurance that Franchise Group will issue, or refrain from issuing, additional shares of Franchise Group common stock or other equity interests in Franchise Group in the future.

Except as otherwise disclosed in the offer or the documents incorporated by reference in this offer to purchase, Franchise Group currently does not have any plans, proposals or negotiations underway that relate to or would result in:

•	any extraordinary transaction, including a merger, reorganization or liquidation, involving Franchise Group or any of its subsidiaries,
•	any purchase, sale or transfer of a material amount of assets of Franchise Group or any of its subsidiaries, taken as a whole,
•	any material change in the present dividend rate or policy, or indebtedness or capitalization of Franchise Group,
•	any change in the present Board or management of Franchise Group or any plans or proposals to change the number or the term of directors of Franchise Group or to fill any vacancies on the Board (except that the Board may fill vacancies arising on the Board in the future) or to change any material term of the employment contract of any executive officer of Franchise Group,
•	any material change in Franchise Group’s indebtedness or capitalization, its corporate structure or its business,
•	the Franchise Group common stock ceasing to be authorized to be quoted on OTC Market,
•	any class of Franchise Group’s equity securities being voluntarily deregistered under Section 12(g) of the Exchange Act,
•	the suspension of Franchise Group’s obligation to file reports under Section 15(d) of the Exchange Act,
•	the acquisition by any person of additional securities of Franchise Group, or the disposition of securities of Franchise Group, or
•	any changes to Franchise Group’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of Franchise Group.

Notwithstanding the foregoing, as part of Franchise Group’s long-term corporate goal of increasing stockholder value, Franchise Group has regularly considered alternatives to enhance stockholder value, including, without limitation, open market repurchases of its shares, modifications of its dividend policy, strategic acquisitions and business combinations, and Franchise Group intends to continue to consider alternatives to enhance stockholder value. Except as otherwise disclosed in this offer to purchase (including in Franchise Group’s filings incorporated by reference into this offer to purchase), as of the date hereof, no agreements, understandings or decisions have been reached with respect to any such alternatives. Following the closing of the offer, the Board currently expects to maintain a dividend policy with the objective of having Franchise Group pay periodic dividends of a material portion of its excess cash flow, subject to any limitations or restrictions under any debt or other agreements that are binding on Franchise Group or its subsidiaries from time to time. There can be no assurance that Franchise Group will decide to implement such dividend policy or to undertake any of the alternatives described above. Additionally, from time to time Franchise Group may liquidate, merge or reorganize its subsidiaries for tax and corporate-related purposes.

Furthermore, the transactions contemplated by the business combination agreement are intended as the first step in a strategic transformation of Franchise Group.  Under the direction of the Board, Franchise Group intends to evaluate the acquisition of or investment in other franchise-oriented or complementary businesses, including businesses that are not presently subject to franchising arrangements but that have the potential to be franchised in the future.  In connection with the shift in its strategic direction, Franchise Group changed its name from “Liberty Tax, Inc.” to “Franchise Group, Inc.” effective as of the filing of the Franchise Group charter amendments on September 19, 2019, to effect such name change.

Following the closing of the offer, the Board currently expects to maintain a dividend policy with the objective of having Franchise Group pay periodic dividends of a material portion of its excess cash flow, subject to any limitations or restrictions under any debt or other agreements that are binding on Franchise Group or its subsidiaries from time to time.

16.	Certain Legal Matters; Regulatory Approvals

Franchise Group is not aware of any license or regulatory permit that appears to be material to its business that might be adversely affected by its acquisition of shares of Franchise Group common stock as contemplated in the offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for its acquisition of shares of Franchise Group common stock as contemplated by the offer. Should any approval or other action be required, Franchise Group presently contemplates that it will seek that approval or other action. Franchise Group cannot predict whether it will be required to delay the acceptance for payment of or payment for shares tendered pursuant to the offer pending the outcome of any such matter. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain the approval or other action might not result in adverse consequences to Franchise Group’s business. Franchise Group’s obligations under the offer to accept for payment and pay for shares of Franchise Group common stock are subject to the conditions set forth in this offer to purchase. See Section 5.

17.	MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following describes certain material United States federal income tax consequences relevant to the offer for U.S. Holders and Non-U.S. Holders tendering shares of Franchise Group common stock pursuant to the offer. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed United States Treasury regulations, administrative pronouncements and judicial decisions, all as in effect on the date hereof and changes to which could materially affect the tax consequences described herein and could be made on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a holder of Franchise Group common stock and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction or other U.S. federal tax consequences (such as U.S. gift tax consequences). This discussion deals only with shares of Franchise Group common stock held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment) and does not deal with all tax consequences that may be relevant to holders of Franchise Group common stock in light of their particular circumstances or to stockholders subject to special tax rules (including, without limitation, dealers in securities or commodities, traders in securities that elect to mark their holdings to market, financial institutions, regulated investment companies, real estate investment trusts, U.S. expatriates, U.S. Holders whose functional currency is not the United States dollar, insurance companies, tax-exempt organizations, partnerships, S corporations or other pass through entities and investors therein or persons who hold the shares as part of a hedging, conversion or constructive sale transaction or as a position in a straddle). In particular, different rules may apply to shares of Franchise Group common stock acquired as compensation. This discussion does not address the consequences of the alternative minimum tax or the Medicare contribution tax.

Stockholders are urged to consult their own tax advisors with regard to the application of the United States federal income tax laws to their participation in the offer, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

As used herein, a “U.S. Holder” means a beneficial owner of shares of Franchise Group common stock that is for United States federal income tax purposes: (a) an individual who is a citizen or resident of the United States, (b) a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to United States federal income taxation regardless of its source, or (d) a trust if it (x) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (y) was in existence on August 20, 1996, and has a valid election in effect under applicable United States Treasury regulations to continue to be treated as a United States person.

As used herein, a “Non-U.S. Holder” means a beneficial owner of shares of Franchise Group common stock that is not a U.S. Holder.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds shares of Franchise Group common stock, the United States federal income tax treatment of a partner of such partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships and any partners of a partnership holding shares of Franchise Group common stock should consult their own tax advisors regarding the United States federal income tax consequences of tendering their shares of Franchise Group common stock in the offer.

U.S. Holders

General. An exchange of shares of Franchise Group common stock for cash pursuant to the offer will be a taxable transaction for U.S. Holders for United States federal income tax purposes. A U.S. Holder who participates in the offer will be treated, depending on such U.S. Holder’s particular circumstances, either as recognizing gain or loss from the disposition of its shares of Franchise Group common stock or as receiving a distribution from Franchise Group with respect to such shares of Franchise Group common stock (possibly treated as a dividend).

Under Section 302 of the Code, a U.S. Holder that exchanges shares of Franchise Group common stock for cash pursuant to the offer generally will be treated as having sold the shares for United States federal income tax purposes if the exchange (a) results in a “complete termination” of all such U.S. Holder’s equity interest in Franchise Group (within the meaning of Section 302(b)(3) of the Code), (b) results in a “substantially disproportionate” redemption with respect to such U.S. Holder (within the meaning of Section 302(b)(2) of the Code), or (c) is “not essentially equivalent to a dividend” with respect to the U.S. Holder (within the meaning of Section 302(b)(1) of the Code)(together, the “Section 302 Tests”). In applying the Section 302 Tests, a U.S. Holder must take account of stock that such U.S. Holder constructively owns under attribution rules set forth in Section 318 of the Code (as modified by Section 302(c) of the Code). Generally, the constructive ownership rules under Section 318 of the Code treat a shareholder as owning shares of stock (i) owned by certain relatives, related corporations, partnerships, estates or trusts and (ii) that the shareholder has an option (including a warrant) to acquire. If a U.S. Holder owns (actually or constructively) only an insubstantial percentage of the total equity interests in Franchise Group and exercises no control over Franchise Group’s corporate affairs, such U.S. Holder may be entitled to sale or exchange treatment on the exchange of the shares pursuant to the offer if such U.S. Holder experiences a reduction in its equity interest in Franchise Group (taking into account any constructively owned equity interests) as a result of the exchange pursuant to the offer. U.S. Holders should consult their own tax advisors regarding the application of the rules of Section 302 of the Code in their particular circumstances (including the application of constructive ownership rules).

Sale Treatment. If a U.S. Holder that exchanges shares of Franchise Group common stock for cash pursuant to the offer is treated as having sold the shares for United States federal income tax purposes pursuant to one of the Section 302 Tests, such U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received and such U.S. Holder’s adjusted basis in the shares exchanged therefor. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the shares exceeds one year as of the date of the exchange. Long-term capital gain recognized by a non-corporate U.S. Holder generally will be subject to United States federal income tax at a reduced rate. Gain or loss must be determined separately for blocks of shares acquired at different times or at different prices. The deductibility of capital loss is subject to limitations.

Distribution Treatment. If a U.S. Holder is not treated under the Section 302 Tests as having sold his, her or its shares of Franchise Group common stock for United States federal income tax purposes, the entire amount of cash received by such U.S. Holder pursuant to the offer will be treated as a distribution to such U.S. Holder with respect to such shares. Any such deemed distribution will be treated first as a dividend to the extent of Franchise Group’s current and accumulated earnings and profits. To the extent, if any, that the cash received by a U.S. Holder exceeds Franchise Group’s current and accumulated earnings and profits, it will be treated as a tax-free return of the U.S. Holder’s tax basis in the shares and thereafter as capital gain.

Provided certain holding period requirements are satisfied, non-corporate U.S. Holders generally will be subject to United States federal income tax at a reduced rate on the amount treated as “qualified dividends” under the Code without reduction for the tax basis of the shares exchanged. In general, to the extent that a purchase of a U.S. Holder’s shares of Franchise Group common stock in the offer is treated as the receipt by the U.S. Holder of a dividend, the U.S. Holder’s remaining adjusted basis (reduced by the amount, if any, treated as a return of capital) in the purchased shares will be added to any shares of Franchise Group common stock retained by the U.S. Holder.

To the extent that cash received in exchange is treated as a dividend to a corporate U.S. Holder, it may be (1) eligible for a dividends-received deduction (subject to applicable exceptions and limitations), and (2) subject to the “extraordinary dividend” provisions of the Code (in which case the corporate U.S. Holder may be subject to adverse tax consequences). U.S. Holders who are treated as corporations for United States federal income tax purposes should consult their tax advisors concerning the rules discussed in this paragraph in light of their particular circumstances.

Tax Reporting. It is possible that a U.S. Holder tendering shares of Franchise Group common stock in this offer in a manner that satisfies one of the Section 302 Tests may nevertheless receive an IRS Form 1099-DIV (which will also be filed with the IRS) that reports all of the cash that such U.S. Holder receives in the offer as a dividend for United States federal income tax purposes. Such a U.S. Holder is not precluded, however, from taking the position that the amounts received pursuant to the offer represent amounts received upon a sale or exchange of the shares.

Non-U.S. Holders.

Sale Treatment. Gain realized by a Non-U.S. Holder on an exchange of shares of Franchise Group common stock for cash pursuant to the offer generally will not be subject to United States federal income tax if the exchange is treated as a sale for United States federal income tax purposes pursuant to the Section 302 Tests described above unless: (1) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States (and, if required by a tax treaty, is attributable to a permanent establishment or fixed base that it maintains within the United States), the tax treatment of which is described below; (2) in the case of gain realized by a Non-U.S. Holder that is an individual, such Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met, or (3) at any time during the shorter of the 5-year period ending on the date the shares of Franchise Group common stock that are exchanged or the period that the Non-U.S. Holder held the shares, Franchise Group is classified as a “United States real property holding corporation” for U.S. federal income tax purposes and, if the Franchise Group common stock is treated as “regularly traded on an established securities market,” only if the Non-U.S. Holder owns or is treated as owning more than 5% of the Franchise Group common stock at any time within such period. Franchise Group does not believe that it has been a United States real property holding corporation at any time during the 5-year period preceding the exchange of shares pursuant to the offer.

Distribution Treatment. If a Non-U.S. Holder does not satisfy any of the Section 302 Tests described above, the entire amount of cash received by such Non-U.S. Holder with respect to the shares of Franchise Group common stock exchanged pursuant to the offer will be treated as a distribution to the Non-U.S. Holder, rather than as an amount received in a sale of such shares.

Because we cannot predict whether any particular stockholder will be subject to sale or distribution treatment, the depositary or another withholding agent may treat the cash received by a Non-U.S. Holder participating in the offer as a dividend distribution from Franchise Group. In such case, the depositary or withholding agent may withhold United States federal income taxes equal to 30% of the gross payments payable to a Non-U.S. Holder or his or her agent unless the depositary or withholding agent determines that a reduced rate of withholding is available.

Generally, to establish an applicable exemption from, or reduced rate of, United States federal withholding tax, a Non-U.S. Holder must deliver to the depositary or withholding agent either (i) IRS Form W-8BEN or W-8BEN-E, as applicable (or other acceptable evidence under Treasury regulations) in which the holder certifies that it is eligible for a lower tax treaty rate with respect to dividends on the shares or (ii) an IRS Form W-8ECI in which the holder certifies that amounts it receives pursuant to the offer are effectively connected with the conduct of a trade or business within the United States (and, if required by a tax treaty, are attributable to a permanent establishment that it maintains within the United States), in which case the Non-U.S. Holder will be exempt from the withholding tax and subject to the tax treatment described below. The depositary or withholding agent may generally determine a holder’s status as a Non-U.S. Holder and eligibility for a reduced rate of, or exemption from, withholding by reference to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., an applicable IRS Form W-8) unless facts and circumstances indicate that such reliance is not warranted. A Non-U.S. Holder may be eligible to obtain a refund of all or a portion of any tax withheld if such Non-U.S. Holder meets one of the Section 302 Tests described above or is otherwise able to establish that no tax or a reduced amount of tax is due.

Non-U.S. Holders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure.

Gross proceeds paid to a Non-U.S. Holder that are effectively connected with the conduct of a trade or business within the United States (and, if required by a tax treaty, are attributable to a permanent establishment or fixed base within the United States) will generally be subject to United States federal income tax in the same manner as if such Non-U.S. Holder were a U.S. Holder (and a corporate Non-U.S. Holder may also be subject to a branch profits tax at a rate of 30% or a lower rate specified in an applicable tax treaty).

United States Federal Income Tax Backup Withholding. See Section 3 with respect to the application of United States federal income tax backup withholding to both U.S. and Non-U.S. Holders.

FATCA Withholding Pursuant to sections 1471 through 1474 of the Code, commonly known as the Foreign Account Tax Compliance Act (“FATCA”), a 30% withholding tax (“FATCA withholding”) may be imposed on certain payments to the Franchise Group stockholders or to certain foreign financial institutions, investment funds and other non-United States persons receiving payments on their behalf if such stockholders or such persons fail to comply with certain information reporting requirements. Payments received pursuant to the offer could be affected by this withholding if the stockholder is subject to the FATCA information reporting requirements and fail to comply with them or if it hold shares of Franchise Group common stock through a non-United States person (e.g., a foreign bank or broker) that fails to comply with these requirements (even if payments to such stockholder would not otherwise have been subject to FATCA withholding). Stockholders should consult their own tax advisors regarding the relevant United States law and other official guidance on FATCA withholding.

18.	Fees and Expenses

Franchise Group has retained Equiniti to act as the information agent and the depositary in connection with the offer. The information agent and the depositary will receive reasonable and customary compensation for their services, will be reimbursed by Franchise Group for its reasonable out-of-pocket expenses in connection therewith and will be indemnified against certain liabilities in connection with the offer, including certain liabilities under the federal securities laws.

No fees or commissions will be payable to brokers, dealers or other persons (other than fees to the information agent and the depositary as described above) for soliciting tenders of shares pursuant to the offer. Franchise Group, however, upon request, will reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by the persons in forwarding the offer and related materials to the beneficial owners of shares of Franchise Group common stock held by any person as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of Franchise Group, the information agent or the depositary for purposes of the offer. Franchise Group will pay or cause to be paid all stock transfer taxes, if any, on its purchase of shares except as otherwise provided in this offer to purchase and Instruction 6 in the letter of transmittal.

19.	RISK FACTORS

In addition to the other information included in this offer to purchase (including the matters addressed in “Forward-Looking Statements”), you should carefully consider the matters described below in determining whether to participate in the offer.

Risks Related to the Merger

The integration of Franchise Group’s and Buddy’s operations may present challenges that could result in the combined business not operating as effectively as expected or in the failure to achieve some or all of the anticipated benefits of the merger.

The merger is designed to build a franchising platform for Franchise Group that complements and diversifies Franchise Group’s current businesses and operations. The benefits expected to result from the merger will depend in part on whether the operations of Buddy’s can be effectively integrated in a timely and efficient manner with those of Franchise Group. While the Buddy’s business is distinct and separate from the existing Franchise Group business, Franchise Group will need to integrate the organizations, procedures and operations of the two businesses. The integration of the two businesses may be time-consuming, and the management of both companies will have to dedicate time and resources to it. These efforts could divert management’s focus and resources from other strategic opportunities and from day-to-day operational matters during the integration process. Failure to successfully integrate the operations of Buddy’s into Franchise Group could result in the failure to achieve some of the anticipated benefits from the merger, and could have an adverse effect on the business, results of operations, financial condition or prospects of Franchise Group after the merger.

Following the merger, Franchise Group has a significant amount of indebtedness.

Immediately following the closing of the merger, on a consolidated basis, Franchise Group had approximately $99.9 million aggregate principal of indebtedness outstanding, including indebtedness under the Buddy’s term loan funded upon completion of the merger. Franchise Group’s significant amount of indebtedness could have important consequences for the combined company. For example, it could:

•	make it more vulnerable to general adverse economic and industry conditions;

•	limit the ability to obtain additional financing for working capital, capital expenditures, acquisitions and other general corporate requirements;

•	limit the ability to make large investments or acquisitions;

•	require Franchise Group and its subsidiaries to dedicate a portion of their cash flow from operations to payments on its debt, thereby reducing the availability of its cash flow for operations and other purposes; and

•	limit the flexibility in planning for, or reacting to, changes in its business and the industry in which it operates.

Franchise Group’s business may not be able to generate sufficient cash flow from operations, and Franchise Group can give no assurance that future borrowings will be available to it in amounts sufficient to enable the payment of the indebtedness as such indebtedness matures and to fund other liquidity needs. If this occurs, Franchise Group will need to refinance all or a portion of the indebtedness on or before maturity, and there can be no assurance that it will be able to refinance any of the indebtedness on commercially reasonable terms, or at all. Franchise Group may need to adopt one or more alternatives, such as reducing or delaying planned expenses and capital expenditures, selling assets, restructuring debt, or obtaining additional equity or debt financing. These alternative strategies may not be affected on satisfactory terms, if at all. Franchise Group’s ability to refinance the indebtedness or obtain additional financing, or to do so on commercially reasonable terms, will depend on, among other things, its financial condition at the time, restrictions in agreements governing the indebtedness, and other factors, including the condition of the financial markets and the markets in which they compete. If Franchise Group fails to generate sufficient cash flow from operations, and additional borrowings, refinancings or proceeds from asset sales are not available to it, Franchise Group may not have sufficient cash to enable it to meet all of its obligations.

Following the merger, certain Franchise Group stockholders have a substantial ownership stake in Franchise Group, and their interests could conflict with the interests of other Franchise Group stockholders.

The Vintage Group and B. Riley and certain of its affiliates currently own shares of Franchise Group common stock representing approximately 25.54% and 19.07%, respectively, or 44.61% in the aggregate, of the outstanding Franchise Group common stock (assuming no New Holdco common units and shares of Franchise Group preferred stock are redeemed in exchange for shares of Franchise Group common stock), and assuming all New Holdco common units and all shares of Franchise Group preferred stock were redeemed in exchange for shares of Franchise Group common stock (without giving effect to the offer), the Vintage Group would own approximately 40.17% of the outstanding Franchise Group common stock and B. Riley and certain of its affiliates would own approximately 12.08% of the outstanding Franchise Group common stock, which in the aggregate is 52.25% of the outstanding Franchise Group common stock. As a result of substantial ownership in Franchise Group along with their or their affiliates’ participation on the Board, the Vintage Group and B. Riley and certain of its affiliates (the “Principal Stockholders”) currently have the ability to influence certain actions requiring stockholders’ approval, including increasing or decreasing the authorized share capital, the election of directors, declaration of dividends, the appointment of management, and other policy decisions. Because the Principal Stockholders have agreed not to tender their respective shares of Franchise Group common stock in the offer, their relative ownership interests in Franchise Group will increase as a result of any shares of Franchise Group common stock being tendered in the offer. For example, if Franchise Group stockholders tender approximately 37% of the shares of Franchise Group common stock not owned by the Principal Stockholders (representing approximately 3.3 million shares of Franchise Group common stock), then the Vintage Group will control approximately 46.16% and B. Riley and its applicable affiliates will control 13.88% of the voting power of Franchise Group (assuming (i) all New Holdco common units and shares of Franchise Group preferred stock are redeemed in exchange for shares of Franchise Group common stock, (ii) no additional shares of Franchise Group common stock are issued pursuant to the post-closing subscription agreement, VSI equity commitment or the Sears Outlet equity commitment, and (iii) cash or financing proceeds used to fund the tender offer are held directly by Franchise Group and are not distributed to Franchise Group by its subsidiaries to fund the tender offer and no former Buddy’s members subscribe for shares of Franchise Group common stock to fund the tender offer), and if Franchise Group stockholders tender 100% of the shares of Franchise Group common stock not owned by the Principal Stockholders (representing approximately 9.0 million shares of Franchise Group common stock), then the Vintage Group will control approximately 61.86% and B. Riley and its applicable affiliates will control 18.60% of the voting power of Franchise Group (assuming (i) all New Holdco common units and shares of Franchise Group preferred stock are redeemed in exchange for shares of Franchise Group common stock, (ii) no additional shares of Franchise Group common stock are issued pursuant to the post-closing subscription agreement, VSI equity commitment or the Sears Outlet equity commitment, and (iii) cash or financing proceeds used to fund the tender offer are held directly by Franchise Group and are not distributed to Franchise Group by its subsidiaries to fund the tender offer and no former Buddy’s members subscribe for shares of Franchise Group common stock to fund the tender offer). Accordingly, the ability of the Principal Stockholders to exercise control over Franchise Group may be enhanced by the offer and, in the case of the Vintage Group’s ownership of Franchise Group common stock, pursuant to the post-closing subscription agreement, VSI equity commitment and Sears Outlet equity commitment. The interests of the Principal Stockholders may be different from the interests of other stockholders. In addition, Franchise Group has received an equity commitment from Tributum whereby Tributum has agreed to provide Franchise Group with $70.0 million of equity financing to consummate the VSI Merger through the direct or indirect purchase of shares of Franchise Group common stock at $12.00 per share (or up to 5,833,333.3 shares) and pay all related fees and expenses with respect to the VSI Merger, and Franchise Group received the Sears Outlet equity commitment from Tributum, pursuant to which either Tributum or an affiliate thereof will provide Franchise Group with up to $40.0 million of equity financing through the direct or indirect purchase of shares of Franchise Group common stock at $12.00 per share (or up to 3,333,333.3 shares) (see Section 11 for more details on such commitment letters). The ability of the Principal Stockholders to exercise control over Franchise Group may be enhanced in the event Tributum receives equity securities under any of the equity commitment letters or the post-closing subscription agreement. The Vintage Group and B. Riley are not affiliated with one another. The Vintage Group and B. Riley have participated in transactions in the past alongside one another, including as financing sources, similar to the merger.

While any future transaction with the Principal Stockholders or other significant Franchise Group stockholders could benefit Franchise Group, the interests of the Principal Stockholders could at times conflict with the interests of other Franchise Group stockholders. Conflicts of interest may also arise between Franchise Group and the Principal Stockholders or their affiliates, which may result in the conclusion of transactions on terms not determined by market forces. Any such conflicts of interest could adversely affect Franchise Group’s business, financial condition and results of operations, and the trading price of Franchise Group common stock. Moreover, the concentration of ownership may delay, deter or prevent acts that would be favored by other Franchise Group stockholders or deprive stockholders of an opportunity to receive a premium for their shares of Franchise Group common stock as part of a sale of Franchise Group. Similarly, this concentration of stock ownership may adversely affect the trading price of Franchise Group common stock because investors may perceive disadvantages in owning equity in a company with concentrated ownership.

Additional information regarding the Vintage Group’s and B. Riley’s relative ownership of Franchise Group can be found in Section 14 under the heading “INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES OF FRANCHISE GROUP COMMON STOCK – OWNERSHIP OF CERTAIN STOCKHOLDERS.”

Risks Related to the Business of Buddy’s

The success of the Buddy’s business is dependent on factors affecting consumer spending that are not under Franchise Group’s control.

Consumer spending is affected by general economic conditions and other factors, including levels of employment, disposable consumer income, prevailing interest rates, consumer debt and availability of credit, costs of fuel, inflation, recession and fears of recession, war and fears of war, pandemics, inclement weather, tariff policies, tax rates and rate increases, timing of receipt of tax refunds, consumer confidence in future economic conditions and political conditions, and consumer perceptions of personal well-being and security. Unfavorable changes in factors affecting discretionary spending could reduce demand for Buddy’s products and services resulting in lower revenue and negatively impacting the business and its financial results.

Buddy’s must successfully order and manage its inventory to reflect customer demand and anticipate changing consumer preferences and buying trends or Buddy’s revenue and profitability will be adversely affected.

The success of Buddy’s depends upon its ability to successfully manage its inventory and to anticipate and respond to merchandise trends and customer demands in a timely manner, among other things. Buddy’s cannot always accurately predict consumer preferences and such preferences may change over time. Buddy’s must order certain types of merchandise well in advance of seasonal increases in customer demand for those products. The extended lead times for many of Buddy’s purchases may make it difficult for Buddy’s to respond rapidly to new or changing product trends or changes in prices. If Buddy’s misjudges either the market for its merchandise, Buddy’s customers’ product preferences or Buddy’s customers’ leasing habits, Buddy’s revenue may decline significantly and Buddy’s may not have sufficient quantities of merchandise to satisfy customer demand or Buddy’s may be required to mark down excess inventory, either of which would result in lower profit margins. In addition, Buddy’s level of profitability and success depends on its ability to successfully re-lease or sell its inventory of merchandise that it takes back from its customers, due to their lease agreements expiring, or otherwise.

Disruptions in Buddy’s supply chain and other factors affecting the distribution of Buddy’s merchandise could adversely impact its business.

Any disruption in Buddy’s supply chain could result in its inability to meet its customers’ expectations, higher costs, an inability to stock its stores or longer lead time associated with distributing merchandise. Any such disruption within Buddy’s supply chain network could also result in decreased net sales, increased costs and reduced profits.

Buddy’s transactions are regulated by and subject to the requirements of various federal and state laws and regulations, which may require significant compliance costs and expose Buddy’s to litigation, penalties or fines. Any negative change in these laws or the passage of unfavorable new laws could require Buddy’s to alter its business practices in a manner that may be materially adverse to it.

Currently, nearly every U.S. state specifically regulates rent-to-own transactions. This includes states in which Buddy’s stores currently operate. Furthermore, certain aspects of the Buddy’s business, such as collection by third parties of debt owed by Buddy’s current or former customers, customer contact, Buddy’s decision making process regarding whether to lease merchandise to customers, credit reporting practices, the manner in which Buddy’s processes and stores certain customer, employee and other information, and various aspects of Buddy’s cybersecurity risks and mitigation efforts, are subject to federal and state laws and regulations. Many of these laws and regulations are evolving, unclear and inconsistent across various jurisdictions, and ensuring compliance with them is difficult and costly. Buddy’s has incurred and will continue to incur substantial costs to comply with these laws and regulations. In addition to compliance costs, Buddy’s may incur substantial expenses to respond to government investigations and enforcement actions, proposed fines and penalties, criminal or civil sanctions, and private litigation, arising out of Buddy’s or Buddy’s franchisees’ alleged violations of existing laws and/or regulations.

In addition, existing laws and regulations have and will continue to, and future laws and regulations may, place limitations and restrictions on how Buddy’s conducts its businesses. While no federal law currently specifically regulates the rent-to-own industry, federal legislation to regulate the industry has been proposed in the past and may be proposed in the future. For example, federal and regulatory authorities such as the Consumer Financial Protection Bureau (“CFPB”) and the Federal Trade Commission (“FTC”) are increasingly focused on the subprime financial marketplace in which the rent-to-own industry operates, and may propose and adopt new regulations (or interpret existing regulations) that could result in significant adverse changes in the regulatory landscape for businesses such as Buddy’s. Furthermore, with increasing frequency, federal and state regulators are holding businesses like Buddy’s to higher standards of training, monitoring and compliance. Failure by Buddy’s or those businesses to comply with the laws and regulations to which Buddy’s is or may become subject could result in fines, penalties or limitations on Buddy’s ability to conduct its business, or federal or state actions, or private litigation, any of which could significantly harm Buddy’s reputation with consumers or business partners and could materially and adversely affect Buddy’s business, prospects and financial condition.

Any proposed rulemaking or enforcement action by the CFPB, the FTC or any other federal or state regulators or other adverse changes in (or interpretations of) existing laws and regulations, the passage of new adverse legislation or regulations by the federal government or the states applicable to Buddy’s rent-to-own business and any complementary businesses into which Buddy’s may expand could materially increase both Buddy’s compliance costs and the risk that Buddy’s could be subject to government investigations and subject to sanctions if Buddy’s is not in compliance. In addition, new burdensome laws or regulations, which (among others) could include new interpretations of the types of conduct that constitutes unfair or deceptive acts or practices, could prohibit or force Buddy’s to modify its business model and expose Buddy’s to increased litigation risk, and might reduce the economic potential or sales and profitability of Buddy’s sales and lease ownership operations.

Buddy’s faces many challenges which could materially and adversely affect its overall results of operations, including increased competition from traditional and “big-box” retailers, e-commerce retailers and virtual rent-to-own companies, the impact of uncertain economic conditions on segments of our customers, and increasing costs for merchandise, labor and transportation.

Buddy’s faces a number of challenges from traditional and “big-box” retailers and the continued expansion of digital retail, which includes a wide array of e-commerce retailers. Increasing competition from the digital sector, as well as more competitive in-store and e-commerce pricing offered by traditional and “big-box” retailers, and competition from traditional and on-line providers of used goods and products may reduce the market share held by Buddy’s as well as its operating margins, and may materially and adversely affect Buddy’s overall results of operations. Furthermore, as virtual rent-to-own companies continue to partner with traditional and “big-box” retailers, those retailers may increasingly compete with Buddy’s. Many of the competitors discussed above have more advanced and modern e-commerce, logistics and other technology applications and systems that offer them a competitive advantage in attracting and retaining customers for whom Buddy’s competes, especially with respect to younger customers. In addition, those competitors may offer a larger selection of products and more competitive prices than Buddy’s.

Risks Relating to the VSI Merger and the SHOS Acquisition

If the pending VSI Merger does not occur, our business, results of operations and our stock price could be materially adversely affected.

Consummation of the VSI Merger is subject to the satisfaction of a number of conditions, including the approval of the VSI stockholders and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Assuming the satisfaction of all closing conditions, the VSI Merger is expected to be consummated later in 2019. However, the failure of VSI to obtain stockholder approval could cause a delay or inability of Franchise Group to consummate the VSI Merger.

If the VSI Merger does not occur, our business, results of operations and our stock price could be materially adversely affected as: (1) the attention of management and employees could be diverted from day-to-day operations as they focus on merger integration; (2) the restrictions and limitations on the conduct of Franchise Group’s business pending the VSI Merger could disrupt or otherwise adversely affect our business and relationships with our customers; (3) Franchise Group’s ability to retain its existing employees could be adversely affected due to the uncertainties created by the VSI Merger; and (4) Franchise Group’s ability to maintain existing customer relationships, or to establish new ones, could be adversely affected. Any delay or inability to consummate the VSI Merger could exacerbate these issues.

There can be no assurance that all of the conditions to closing will be satisfied, or where possible, waived, or that the VSI Merger will become effective. If the VSI Merger is not consummated; (1) Franchise Group’s stock price could decline; (2) Franchise Group’s business could be adversely affected; (3) Franchise Group will have incurred significant transaction costs related to negotiating and working towards the VSI Merger; and (4) under certain circumstances, Franchise Group could be obligated to pay VSI a termination fee of approximately $3.2 million.

If the pending SHOS Acquisition does not occur, our business, results of operations and our stock price could be materially adversely affected.

Consummation of the SHOS Acquisition is subject to the satisfaction of a number of conditions, including a condition that twenty (20) days have elapsed since the mailing of the information statement of SHOS to the stockholders of SHOS related to the acquisition of SHOS by Transfer and the consummation of the SHOS Acquisition being permitted under Rule 14C of the Exchange Act. Assuming the satisfaction of all closing conditions, the SHOS Acquisition is expected to be consummated in October 2019.

If the SHOS Acquisition does not occur, our business, results of operations and our stock price could be materially adversely affected as: (1) the attention of management and employees could be diverted from day-to-day operations as they focus on merger integration; (2) the restrictions and limitations on the conduct of Franchise Group’s business pending the SHOS Acquisition could disrupt or otherwise adversely affect our business and relationships with our customers; (3) Franchise Group’s ability to retain its existing employees could be adversely affected due to the uncertainties created by the SHOS Acquisition; and (4) Franchise Group’s ability to maintain existing customer relationships, or to establish new ones, could be adversely affected. Any delay or inability to consummate the VSI Merger could exacerbate these issues.

There can be no assurance that all of the conditions to closing will be satisfied, or where possible, waived, or that the SHOS Acquisition will become effective. If the SHOS Acquisition is not consummated; (1) Franchise Group’s stock price could decline; (2) Franchise Group’s business could be adversely affected; and (3) Franchise Group will have incurred significant transaction costs related to negotiating and working towards the SHOS Acquisition.

Franchise Group may be unable to successfully integrate the business of VSI and/or the SHOS business or realize the anticipated benefits of the VSI Merger and/or the SHOS Acquisition.

The combination of independent businesses and the integration of a separate business segment are complex, costly and time consuming, and Franchise Group will be required to devote significant management attention and resources to integrating the business practices and operations of VSI and the SHOS business into Franchise Group. Potential difficulties that Franchise Group may encounter as part of the integration process include the following:

•	the inability to successfully combine the business of VSI and/or the SHOS business in a manner that permits Franchise Group to achieve, on a timely basis, or at all, the enhanced revenue opportunities and cost savings and other benefits anticipated to result from the VSI Merger and the SHOS Acquisition;
•	complexities associated with managing Franchise Group following the closing of the VSI Merger and the SHOS Acquisition, including difficulty addressing possible differences in corporate cultures and management philosophies and the challenge of integrating complex systems, technology, networks and other assets in a seamless manner that minimizes any adverse impact on customers, suppliers, employees and other constituencies; and
•	potential unknown liabilities and unforeseen increased expenses or delays associated with the VSI Merger and the SHOS Acquisition.

Any of these issues could adversely affect each company’s ability to maintain relationships with customers, suppliers, employees and other constituencies or achieve the anticipated benefits of the VSI Merger and/or the SHOS Acquisition or could reduce each company’s earnings or otherwise adversely affect the business and financial results of Franchise Group following the closing of the VSI Merger and the SHOS Acquisition.

Other Risks Related to Franchise Group and VSI

As a result of entering into the VSI Merger, Franchise Group’s and VSI’s businesses are and will be subject to the risks described above. In addition, Franchise Group and VSI are, and following completion of the VSI Merger, Franchise Group will be, subject to the risks described in VSI’s Annual Report on Form 10-K for the fiscal year ended December 29, 2018, its Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2019, and its Quarterly Report on Form 10-Q for the quarterly period ended June 29, 2019, each as may be updated from time to time in VSI’s subsequent filings with the SEC.

Risks Related to the Business of Franchise Group

For a complete description of the Risk Factors associated with Franchise Group’s business, please see Franchise Group’s Annual Report on Form 10-K, filed with the SEC on June 27, 2019, which is incorporated herein by reference.

20.	Miscellaneous

Franchise Group is not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If Franchise Group becomes aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, Franchise Group will make a good faith effort to comply with any such law. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of Franchise Group by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Holders of Franchise Group common stock will not have appraisal rights as a result of the offer.

In connection with Rule 13e-4 under the Exchange Act, Franchise Group has filed with the SEC an Issuer Tender Offer Statement on Schedule TO, which contains additional information relating to the offer. The Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner set forth in Section 11 with respect to information concerning Franchise Group.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF FRANCHISE GROUP, THE BOARD OR THE SPECIAL COMMITTEE AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES OF FRANCHISE GROUP COMMON STOCK IN THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR GIVES ANY INFORMATION OR MAKES ANY REPRESENTATIONS, YOU MUST NOT RELY UPON SUCH RECOMMENDATION, INFORMATION OR REPRESENTATIONS AS HAVING BEEN AUTHORIZED BY FRANCHISE GROUP, THE BOARD OR THE SPECIAL COMMITTEE.

FRANCHISE GROUP, INC.

October 16, 2019

Exhibit A

Opinion of Houlihan Lokey Capital, Inc., the Financial Advisor to the Special Committee regarding the offer

(attached)

[LETTERHEAD OF HOULIHAN LOKEY CAPITAL, INC.]

July 10, 2019

Liberty Tax, Inc.

1716 Corporate Landing Parkway

Virginia Beach, Virginia 23454

Attn: The Special Committee of the Board of Directors of Liberty Tax, Inc.

Dear Members of the Special Committee:

We understand that Liberty Tax, Inc. (“Liberty”) intends to enter into an Agreement of Merger and Business Combination Agreement (the “Agreement”) by and among Liberty, Buddy’s Newco, LLC (“Buddy’s”), Franchise Group New Holdco, LLC, a direct wholly owned subsidiary of Liberty (“New Holdco”), Franchise Group B Merger Sub, LLC, an indirect wholly owned subsidiary of Liberty (“Merger Sub”), and Vintage RTO, L.P., solely in its capacity as the representative of the members of Buddy’s, pursuant to which, among other things, Liberty will commence a tender offer (the “Tender Offer”) to purchase any and all of the outstanding shares of common stock, par value $0.01 per share (the “Liberty Common Stock”), of Liberty that are not owned by Vintage Capital Management LLC (“Vintage”) or its affiliates at a price of $12.00 per share of Liberty Common Stock in cash (the “Offer Price”).

We understand that in connection with determining whether to (i) approve the Agreement and the consummation of the transactions contemplated thereby, including the Tender Offer, (ii) declare it advisable, and in the best interests of Liberty and its stockholders for Liberty and its subsidiaries to enter into the Agreement and the ancillary agreements contemplated thereby, and (iii) recommend that the Board of Directors (the “Board”) of Liberty approve the Agreement and the consummation of the transactions contemplated thereby, including the Tender Offer, the Special Committee (the “Committee”) of the Board has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Committee as to whether, as of the date hereof, the Offer Price to be received by the holders of Liberty Common Stock in the Tender Offer pursuant to the Agreement other than by Vintage, B. Riley Financial, Inc. (“B. Riley”), any holder of Liberty Common Stock who will, directly or indirectly, retain or otherwise hold an equity interest in Liberty after giving effect to the Tender Offer, and each of their respective affiliates (collectively, the “Excluded Holders”) is fair, from a financial point of view, to such holders other than the Excluded Holders. For purposes of our analysis and this Opinion, we have with your agreement evaluated the fairness, from a financial point of view, to the holders of Liberty Common Stock (other than the Excluded Holders) of the Offer Price to be received by such holders in the Tender Offer pursuant to the Agreement without giving effect to the consummation of any of the other transactions contemplated by the Agreement, including the merger of Merger Sub with Buddy’s (the “Merger”) and the Subscriptions (as defined below), any other transaction consummated by Liberty or its affiliates following the consummation of the Tender Offer, or any potential cost savings or synergies expected by the management of Liberty or Buddy’s to result from the Merger or such other transactions.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed a draft, dated July 8, 2019, of the Agreement;
2.	reviewed certain publicly available business and financial information relating to Liberty that we deemed to be relevant;

3.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of Liberty made available to us by Liberty including financial projections (and adjustments thereto) prepared by or discussed with the management of Liberty relating to Liberty for the fiscal years ending April 30, 2020 through April 30, 2024 (the “Liberty Projections”);
4.	spoken with the Committee, certain members of the management of Liberty and certain of its and the Committee’s representatives and advisors regarding the business, operations, financial condition and prospects of Liberty, the Tender Offer and related matters including, without limitation, discussions with Liberty’s management and the Committee regarding Liberty’s prior solicitation of indications of interest from third parties with respect to the securities, assets, businesses or operations of Liberty and its discussions with third parties with respect thereto;
5.	compared the financial and operating performance of Liberty with that of other companies with publicly traded equity securities that we deemed to be relevant;
6.	reviewed the current and historical market prices for certain of Liberty’s publicly traded securities, and the current and historical market prices of the publicly traded securities of certain other companies that we deemed to be relevant;
7.	solely for illustrative purposes, considered the publicly available financial terms of certain transactions that we deemed to be relevant; and
8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of Liberty has advised us, and we have assumed, that the Liberty Projections have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of Liberty. At your direction, we have assumed that the Liberty Projections provide a reasonable basis on which to evaluate Liberty and the Tender Offer and we have, at your direction, used and relied upon the Liberty Projections for purposes of our analyses and this Opinion. We express no view or opinion with respect to the Liberty Projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Liberty since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Tender Offer will be satisfied without waiver thereof, and (d) the Tender Offer will be consummated in a timely manner in accordance with the terms described in the Agreement and such other related documents and instruments, without any amendments or modifications thereto that would be material to our analyses or this Opinion. We have relied upon and assumed, without independent verification, that (i) the Tender Offer will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Tender Offer will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that except as would not be material to our analyses or this Opinion, the final form of the Agreement will not differ in any respect from the draft of the Agreement identified above.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of Liberty or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Liberty is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Liberty is or may be a party or is or may be subject.

We have not been requested to, and did not initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Tender Offer, the securities, assets, businesses or operations of Liberty or any other party, or any alternatives to the Tender Offer. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. We are not expressing any view or opinion as to the value of Liberty Common Stock after giving effect to the Tender Offer, the Merger, the Subscriptions or any of the other transactions contemplated by the Agreement, which may be greater than or less than the Offer Price or the price or range of prices at which Liberty Common Stock may be purchased or sold, or otherwise be transferable, at any time.

This Opinion is furnished for the use of the Committee (in its capacity as such) in connection with its evaluation of the Agreement and the transactions contemplated thereby, including the Tender Offer and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Committee, the Board, any security holder or any other party as to how to act or vote with respect to any matter relating to the Tender Offer or otherwise, including whether or not to tender shares of Liberty Common Stock pursuant to the Tender Offer.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, Liberty, Buddy’s or any party that may be involved in the Tender Offer and their respective affiliates or security holders or any currency or commodity that may be involved in the Tender Offer.

Houlihan Lokey and its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to Liberty, Buddy’s, other participants in the transactions contemplated by the Agreement or certain of their respective affiliates or security holders, including Vintage, B. Riley or Cannell Capital LLC (“Cannell Capital”), which are, or whose affiliates are, significant stockholders of Liberty and, in the case of Vintage, Liberty and Buddy’s, in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of our and their respective employees may have committed to invest in private equity or other investment funds managed or advised by Liberty, Buddy’s, Vintage, B. Riley, Cannell Capital, other participants in the transactions contemplated by the Agreement or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with Liberty, Buddy’s, Vintage, B. Riley, Cannell Capital, other participants in the transactions contemplated by the Agreement or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, Liberty, Buddy’s, Vintage, B. Riley, Cannell Capital, other participants in the transactions contemplated by the Agreement or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

Houlihan Lokey has acted as financial advisor to the Committee in connection with, and has participated in certain of the negotiations leading to, the Tender Offer and will receive a fee for such services, a significant portion of which is payable upon the earlier of the consummation of the Merger and the consummation or expiration of the Tender Offer. In addition, we will receive a fee for rendering this Opinion, which is not contingent upon the conclusion set forth in this Opinion or the successful completion of the Tender Offer (or any of the other transactions contemplated by the Agreement). Liberty has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

This Opinion only addresses whether the Offer Price to be received by the holders of Liberty Common Stock other than the Excluded Holders in the Tender Offer pursuant to the Agreement is fair, from a financial point of view, to such holders other than the Excluded Holders in the manner set forth herein and does not address any other aspect or implication of the Tender Offer or any aspect or implication of any action, agreement, arrangement or understanding entered into in connection therewith or otherwise including, without limitation, (i) the actions to be taken by Liberty pursuant to Section 6.01 of the Agreement, (ii) the subscription agreements pursuant to which Tributum, L.P., an affiliate of Vintage, will make one or more equity contributions to Liberty in exchange for the issuance by Liberty of shares of Liberty Common Stock (the “Subscriptions”), (iii) the Merger, or (iv) the voting agreements to be entered into by and between each member of Buddy’s, Vintage, B. Riley and their respective affiliates, on the one hand, and Liberty, on the other hand. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Committee, the Board, Liberty, its security holders or any other party to proceed with or effect the Tender Offer, the Merger and the Subscriptions, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Tender Offer, the Merger and the Subscriptions or otherwise (other than the Offer Price to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Tender Offer, the Merger and the Subscriptions to the holders of any class of securities, creditors or other constituencies of Liberty, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Tender Offer, the Merger and the Subscriptions as compared to any alternative business strategies or transactions that might be available for Liberty or any other party, (v) the fairness of any portion or aspect of the Tender Offer, the Merger and the Subscriptions to any one class or group of Liberty’s, Buddy’s or any other party’s security holders or other constituents vis-à-vis any other class or group of Liberty’s, Buddy’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not Liberty, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Tender Offer, the Merger and the Subscriptions, (vii) the solvency, creditworthiness or fair value of Liberty or any other participant in the Tender Offer, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Tender Offer, any class of such persons or any other party, relative to the Offer Price or otherwise. Furthermore, we are not expressing any opinion, counsel or interpretation regarding matters that require legal, environmental, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Committee, on the assessments by the Committee, the Board, Liberty and their respective advisors, as to all legal, environmental, regulatory, accounting, insurance, tax and other similar matters with respect to Liberty and the Tender Offer or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Offer Price to be received by the holders of Liberty Common Stock other than the Excluded Holders in the Tender Offer pursuant to the Agreement is fair to such holders other than the Excluded Holders from a financial point of view.

Very truly yours,

/s/ Houlihan Lokey Capital, Inc.

HOULIHAN LOKEY CAPITAL, INC.